Form 20-F
period 2001-12-31
WILLIS GROUP HOLDINGS LTD
filed 2002-03-26
CIK 1140536

Use these links to rapidly review the document
TABLE OF CONTENTS
PART II

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 001-16503

Willis Group Holdings Limited
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Ten Trinity Square, London EC3P 3AX, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class Common Shares of par value $0.000115	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares of par value $0.000115 per share    147,635,170

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   X          No

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17                    Item 18   X

TABLE OF CONTENTS

Certain Definitions
Forward Looking Statements
PART I
Item 1 Identity of Directors, Senior Management and Advisers
Item 2 Offer Statistics and Expected Timetable
Item 3 Key Information
Selected Historical Consolidated Financial Data
Risk Factors
Item 4 Information on the Company
History and Development of the Company
Business Overview
Organizational Structure
Property, Plants and Equipment
Item 5 Operating and Financial Review and Prospects
Operating Results
Liquidity and Capital Resources
Item 6 Directors, Senior Management and Employees
Directors and Senior Management
Compensation
Board Practices
Employees
Share Ownership
Item 7 Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8 Financial Information
Consolidated Statements and Other Financial Information
Significant Changes
Item 9 The Offer and Listing
Markets
Item 10 Additional Information
Memorandum of Association and Bye-laws
Material Contracts
Exchange Controls
Taxation
Documents on Display
Item 11 Quantitative and Qualitative Disclosures about Market Risk
Item 12 Description of Securities Other Than Equity Securities

Certain Definitions

        The following definitions apply throughout this annual report unless the context requires otherwise:

"Company" or "Group"	Willis Group Holdings Limited and its subsidiaries.
"Companies Act"	The Companies Act 1981 of Bermuda, as amended.
"KKR"	Kohlberg Kravis Roberts & Co. L.P.
"Shares"	The common shares of Willis Group Holdings Limited, par value $0.000115 per share.
"Willis North America"	Willis North America Inc.

Forward Looking Statements

        We have included in this document forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our intentions, beliefs, expectations or predictions for the future. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are disclosed under Item 3 "Key Information—Risk Factors."

PART I

Item 1—Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2—Offer Statistics and Expected Timetable

        Not applicable.

Item 3—Key Information

Selected Historical Consolidated Financial Data

        The selected consolidated financial data presented below should be read in conjunction with the audited consolidated financial statements of the Company and the related notes and "Operating and Financial Review and Prospects" included elsewhere in this report. The financial information as of December 31, 2001, 2000, 1999 and 1998 and for each of the three years ended December 31, 2001 and for the period from September 2, 1998 to December 31, 1998 reflects the financial position and results of operations of the Company. The financial information for the period from January 1, 1998 to September 1, 1998 and as of and for the year ended December 31, 1997 reflects the financial position and results of operations of our predecessor.

        The selected consolidated financial data presented below as of and for each of the three years ended December 31, 2001 have been derived from the audited consolidated financial statements of the Company, which have been prepared in accordance with US GAAP. The selected consolidated financial data presented below for the period from September 2, 1998 to December 31, 1998 and as of December 31, 1998 have been derived from the audited consolidated financial statements of the Company, which were presented in US dollars and were prepared in accordance with UK GAAP.

        The selected consolidated financial data presented below for the period from January 1, 1998 to September 1, 1998 and as of and for the year ended December 31, 1997 have been derived from the audited consolidated financial statements of our predecessor. Those financial statements were presented in sterling and were prepared in accordance with UK GAAP with a reconciliation of net income and stockholders' equity from UK GAAP to US GAAP.

        The derived financial data presented below are stated in accordance with US GAAP.

			The Company
	Predecessor			Year Ended December 31,
	Year Ended December 31, 1997(a)	January 1 to September 1, 1998(a)	September 2 to December 31, 1998(b)
				1999	2000	2001
	($ in millions, except per share data)
Statement of Operations Data:
Total revenues	$1,134	$772	$413	$1,244	$1,305	$1,424
General and administrative expenses (excluding non-cash compensation)	(968)	(655)	(374)	(1,136)	(1,062)	(1,054)
Non-cash compensation—performance options	—	—	—	—	—	(158)
Unusual items (c)	—	(59)	—	(47)	(18)	—
Depreciation expense	(37)	(26)	(14)	(41)	(37)	(33)
Amortization of goodwill	(29)	(20)	(11)	(35)	(35)	(35)
Gain (loss) on disposal of operations	7	4	(2)	7	1	17

Operating income (loss)	107	16	12	(8)	154	161
Interest expense	(1)	(3)	(27)	(89)	(89)	(82)
Other expenses	—	—	(8)	(7)	—	—
Loss on closure of operations	—	(34)	—	—	—	—

Income (loss) before income taxes, equity in net income of associates and minority interest	106	(21)	(23)	(104)	65	79
Income tax expense	(49)	(22)	(7)	(7)	(33)	(62)
Equity in net income of associates	3	13	(4)	7	2	4
Minority interest	(1)	(1)	(10)	(28)	(25)	(19)

Net income/(loss)	$59	$(31)	$(44)	$(132)	$9	$2

Net (loss) income per share—basic			$(0.50)	$(1.11)	$0.07	$0.01
—diluted			$(0.50)	$(1.11)	$0.07	$0.01

Weighted average number of common shares outstanding—basic			88	119	121	136
—diluted			88	119	121	148

Balance Sheet Data (as of period end):
Total assets (d)	$6,210		$6,904	$6,969	$7,590	$8,949
Net assets	972		601	513	529	712
Total long-term debt	56		1,040	988	958	787
Preference shares	—		267	269	272	—
Common shares and additional paid-in capital	123		365	401	410	867
Total shareholders' equity	963		321	226	238	696
Other Financial Data:
Capital expenditures	$43	$33	$16	$41	$30	$40

  (a)
  The selected consolidated financial data as of and for the year ended December 31, 1997 and for the period from January 1, 1998 to September 1, 1998 have been derived from the audited consolidated financial statements of our predecessor. Those financial statements were presented in pounds sterling and were prepared in accordance with UK GAAP with a reconciliation of net income and stockholders' equity from UK GAAP to US GAAP. Upon conversion of the financial information, for purposes of disclosure in this document, the UK GAAP financial statement line items were adjusted for US GAAP differences. Certain reclassifications have been made to conform prior years' data to the current US GAAP presentation. For the year ended December 31, 1997, consolidated results of operations were translated into US dollars at the average exchange rate of $1.64 and assets and liabilities were translated at the year-end exchange rate of $1.65. For the period ended September 1, 1998, consolidated results of operations were translated into US dollars at the average exchange rate of $1.65.

  (b)
  The selected consolidated financial data for the period from September 2, 1998 to December 31, 1998 and as of December 31, 1998 have been derived from the audited consolidated financial statements of the Company. Those financial statements were presented in US dollars and were prepared in accordance with UK GAAP. Upon conversion of the financial information, for purposes of disclosure in this document, the UK GAAP financial statement line items were adjusted for US GAAP differences. Certain reclassifications have been made to conform prior years' data to the current US GAAP presentation.

  (c)
  Unusual items consist of the following:

  •
  restructuring charges relating to implementation of changes to our North American business processes, which were $11 million for the year ended December 31, 2000, representing excess operating lease obligations, and $7 million for the year ended December 31, 1999, representing employee termination benefits;

  •
  restructuring charges relating to the exit from certain US business lines for the year ended December 31, 2000 of $7 million. These consisted of $4 million of employee termination benefits, $1 million relating to excess operating lease obligations and $2 million relating to other costs. See Note 3 to the audited consolidated financial statements of the Company included elsewhere in this report;

  •
  charges relating to claims and costs associated with the government initiated review of personal pensions plans sold between 1988 and 1994 of $40 million for the year ended December 31, 1999 and $41 million for the period from January 1 to September 1, 1998. See Note 10 to the audited consolidated financial statements of the Company included elsewhere in this report; and

  •
  costs incurred in connection with the acquisition of our predecessor of $18 million for the period from January 1 to September 1, 1998.

  (d)
  As an intermediary, we hold funds in a fiduciary capacity for the account of third parties, typically as a result of premiums received from clients that are in transit to insurance carriers and claims due to clients that are in transit from insurance carriers. We report premiums, which are held on account of, or due from policyholders, as assets with a corresponding liability due to the insurance carriers. Claims held by, or due to, us which are due to clients are also shown as both assets and liabilities of ours. All those balances due or payable are included in insurance and reinsurance balances receivable and payable on the balance sheet. We earn interest on those funds during the time between the receipt of the cash and the time the cash is paid out. Fiduciary cash must be kept in certain regulated bank accounts subject to guidelines, which generally emphasize capital preservation and liquidity and is not generally available to service our debt or for other corporate purposes.

Risk Factors

        This section describes the material risks affecting the Group's business. These risks could materially affect the Group's business, its revenues, operating income, net income, net assets and liquidity and capital resources and accordingly should be read in conjunction with any forward looking statements in this Annual Report on Form 20-F.

Premiums and Commissions—We do not control the premiums on which our commissions are based, and volatility or declines in premiums may seriously undermine our profitability.

        We derive most of our revenues from commissions and fees for brokerage and consulting services. We do not determine insurance premiums on which commissions are generally based. Historically, although commercial property and casualty pricing has been improving over the last year, premiums have been cyclical in nature and have varied widely based on market conditions. From the late 1980s through late 2000, insurance premium rates have generally been declining as a result of a number of factors, including the expanded underwriting capacity of insurance carriers; consolidation of both insurance intermediaries and insurance carriers; and increased competition among insurance carriers.

        In addition, as traditional risk-bearing insurance carriers continue to outsource the production of premium revenue to non-affiliated agents or brokers such as ourselves, those insurance carriers may seek to reduce further their expenses by reducing the commission rates payable to those insurance agents or brokers. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly undermine our profitability.

Claims, Lawsuits and Proceedings—Our business, results of operations, financial condition or liquidity may be materially adversely affected by errors and omissions and the outcome of certain actual and potential claims, lawsuits and proceedings.

        We are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Because we often assist our clients with matters, including the placement of insurance coverage and the handling of related claims, involving substantial amounts of money and errors and omissions claims against us may in turn allege our potential liability for all or part of the amounts in question, claimants can seek large damage awards and these claims can involve potentially significant defense costs. Such claims, lawsuits and proceedings could, for example, include allegations of damages for our employees or sub-agents failing, whether negligently or intentionally, to place coverage or notify claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. We have established provisions against these items which are believed to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments.

        While most of the errors and omissions claims made against us have, subject to our self-insured deductibles, been covered by our professional indemnity insurance, our business results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

        The principal actual or potential claims, lawsuits and proceedings to which we are currently subject are (i) claims relating to services provided by one of our UK subsidiaries to another subsidiary that was engaged in insurance underwriting prior to 1991 as well as certain third party insurance companies; (ii) certain liabilities relating to the selling of personal pension plans to individuals in the United Kingdom from 1988 to 1994; (iii) potential claims which could be asserted with respect to our placement of property and casualty insurance for a number of entities which were directly impacted by the September 11, 2001 destruction of New York's World Trade Center complex; (iv) potential claims arising out of various legal proceedings between reinsurers, reinsureds and their reinsurance brokers relating to reinsurance placements for the years 1993 to 1998; and (v) claims relating to activities by a US subsidiary of ours prior to 1984 for certain insurance issuing companies.

        See Item 8 "Financial Information—Legal Proceedings" for a detailed description of these risks.

Regulation—We are subject to insurance industry regulation worldwide. If we fail to comply with regulatory requirements, we may not be able to conduct our business.

        Many of our activities are subject to regulatory supervision in the various countries and jurisdiction in which they are based or undertaken. We have in the past failed to comply with some of these regulations and future failures to comply by us or our employees may occur. While past failures have resulted, or are likely to result in insignificant fines, any failures reported in the future could lead to disciplinary action, including requiring clients to be compensated for loss, the imposition of fines and the possible revocation of our authorization to operate as well as reputational damage. In addition, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

        See Item 4 "Information on the Company—Business Overview—Regulation".

Debt and Debt Service Requirements—Our significant debt and debt service requirements could limit our ability to grow and remain competitive.

        As of December 31, 2001, we had total long-term indebtedness of $787 million, stockholders' equity of $696 million and a debt to equity ratio of 1.1 to 1. Our interest expense for the year 2001 was $82 million. Our business may not generate cash flow in an amount sufficient to enable us to service our debt or to fund our liquidity needs. Our significant indebtedness and debt service requirements could also limit our ability to fund planned capital expenditures, take advantage of attractive potential acquisitions and investments and otherwise successfully operate our business, including implementing our expansion strategy. Our ability to make payments on or to refinance our indebtedness, to fund planned capital expenditures, make acquisitions and investments and otherwise pursue our expansion strategy will depend on our future performance.

        Our acquisition strategy may also require us to seek additional financing. If we are unable to obtain sufficient financing on satisfactory terms and conditions, we may not be able to maintain or increase our market share or expand our business. Our ability to obtain additional financing will depend upon a number of factors, including general economic, financial, competitive, regulatory and other considerations which may be beyond our control.

        The Company may borrow more money for working capital, capital expenditure or other purposes. If debt is added to our current debt levels, the related risks that we now face could intensify.

Put and Call Arrangements—We have entered into significant put and call arrangements which may require us to pay substantial amounts to purchase shares in one of our associates. Those payments would reduce our cash flow and the funds available to grow our business.

        In connection with many of our investments in our associates, we retain rights to increase our ownership percentages of these associates over time and, in some cases, the existing owners also have a right to put their shares to us. The put arrangement in place for shares of our associate, Gras Savoye, may require us to pay substantial amounts to purchase those shares, which may cause a significant decrease in our liquidity and the funds available to grow our business. See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        The rights under the put arrangement may be exercised between 2001 and 2011, and if fully exercised, we would be required to buy shares of Gras Savoye, other than those held by its management, possibly increasing our ownership interest by 57% from 33% to 90%. Management shareholders of Gras Savoye, representing approximately 10% of the outstanding shares, do not have general put rights between 2001 and 2011, but have certain put rights on their death, disability or retirement. We expect that payments in connection with management put rights will not exceed $22 million if those rights are fully exercised.

        From 2001 to 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ($108 million at December 31, 2001 exchange rates) for the full 57% or a price determined by a contractual formula based on earnings and revenue, which at December 31, 2001 amounted to approximately $135 million. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period. The amounts we may have to pay in connection with the put arrangement may significantly exceed these estimates.

Competition—Competition in our industry is intense, and if we are unable to compete effectively, we may lose market share and our business may be materially adversely affected.

        We face competition in all fields in which we operate, based on global capability, product breadth, innovation, quality of service and price. We compete with Marsh & McLennan and Aon, the two other providers of global risk management services, as well as with numerous specialist, regional and local firms. If we are unable to compete effectively against these competitors, we will suffer lower revenue, reduced operating margins and loss of market share.

        Competition for business is intense in all our business lines and in every insurance market, and the other two providers of global risk management services have substantially greater market share than we do. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insureds have been retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies have been increasingly relying upon their own subsidiary insurance companies, known as captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services.

        See Item 4 "Information on the Company—Business Overview—Competition".

Dependence on Key Personnel—The loss of any member of our senior management, particularly our Chairman, or a significant number of our brokers could negatively affect our financial plans, marketing and other objectives.

        The loss of or failure to attract key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, particularly our Chairman, Joseph Plumeri, but also on the individual brokers and teams that service our clients and maintain client relationships. The insurance brokerage industry has in the past experienced intense competition for the services of leading individual brokers and brokerage teams, and we have lost key individuals and teams to competitors in the past. We believe that our future success will depend in large part on our ability to attract and retain additional highly skilled and qualified personnel and to expand, train and manage our employee base. We may not be successful in doing so, because the competition for qualified personnel in our industry is intense. Although we have employment agreements with our key employees, we do not generally purchase key man life insurance on our employees.

International Operations—Our significant non-US operations, particularly those in the United Kingdom, expose us to exchange rate fluctuations and various risks that could impact our business.

        A significant portion of our operations is conducted outside the United States and the United Kingdom. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates; imposition of limitations on conversion of foreign currencies into pounds sterling or dollars or remittance of dividends and other payments by foreign subsidiaries; hyperinflation in certain foreign countries; imposition or increase of investment and other restrictions by foreign governments; and the requirement of complying with a wide variety of foreign laws.

        We report our operating results and financial condition in US dollars. Our US operations earn revenue and incur expenses primarily in dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominantly generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2001.

	Pounds Sterling	US Dollars	Other Currencies
Revenues	16%	62%	22%
Expenses	38%	45%	17%

        Because of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into dollars, we are subject to currency translation exposure on the profits of our operations, in addition to economic exposure. Furthermore, the mismatch between sterling revenues and expenses creates an exchange exposure. As the pound sterling strengthens, the dollars required to be translated into pounds sterling to cover the net sterling expenses increase, which then causes our results to be negatively impacted. This risk could have a material adverse effect on our business, financial condition, cash flow and results of operations in the future.

        Our policy is to convert into pounds sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining pounds sterling expenses. Outside the United Kingdom, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We generally do not hedge exposures beyond three years.

Controlling Shareholder—Because we are controlled by KKR 1996 Overseas, Limited, other shareholders have a reduced ability to influence our business.

        KKR 1996 Overseas, Limited, an entity controlled by KKR, beneficially owns approximately 52.7% of our Shares, or 43.8% on a fully diluted basis. Accordingly, affiliates of KKR are able to elect the entire Board of Directors of Willis Group Holdings; control our management and policies; and determine, without the consent of other shareholders of Willis Group Holdings, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all our assets.

        Affiliates of KKR also have sufficient voting power to prevent or cause a change in control of Willis Group Holdings and amend its organizational documents.

Item 4—Information on the Company

History and Development of the Company

        Willis Group Holdings is the ultimate holding company for the Group. We trace our history to 1828 and are the third largest insurance broker in the world.

        Willis Group Holdings was incorporated in Bermuda on February 8, 2001 as an exempted company under the Companies Act, for the sole purpose of redomiciling the ultimate parent company of the Willis Group (comprised of TA I Limited and subsidiaries) from the United Kingdom to Bermuda. On incorporation, Willis Group Holdings was wholly owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of KKR and one of the existing shareholders of TA I Limited ("TA I").

        Willis Group Holdings, effective from May 8, 2001, exchanged its Shares for all the issued and outstanding ordinary shares of TA I. On April 10, 2001, Willis Group Holdings made an offer to exchange one of its non-voting management common shares for each outstanding non-voting management ordinary share of TA I. The offer expired on May 8, 2001 and at expiration Willis Group Holdings had received acceptances in respect of, or otherwise had rights to acquire, 99.8% of the outstanding non-voting management ordinary shares of TA I. Subsequently, Willis Group Holdings acquired the remaining 0.2%. The non-voting management shares issued by Willis Group Holdings automatically converted into voting shares on consummation of the Willis Group Holdings' initial public offering. In addition, all management ordinary share options of TA I were rolled over into identical share options of Willis Group Holdings. As a consequence of these transactions, Willis Group Holdings is the beneficial owner of 100% of TA I's issued and outstanding share capital.

        Willis Group Holdings completed an initial public offering of approximately 16% of its Shares in June 2001 and approximately 12% of its Shares was publicly sold through a secondary public offering in November 2001.

        For administrative convenience, we utilize the offices of a subsidiary company as our principal executive offices. The address is:

Willis Group Holdings Limited, c/o Willis Group Limited Ten Trinity Square London EC3P 3AX England Tel: +44-20-7488-8111.

Business Overview

General

        We provide a broad range of value-added risk management consulting, employee benefits and insurance brokerage services to approximately 50,000 clients worldwide. We have significant market positions in the United States, the United Kingdom and, directly and through our associates, many other countries. We are one of three recognized leaders in providing specialized risk management advisory and other services on a global basis to clients in various industries, with particular expertise in the construction, aerospace, marine and energy industries. In our capacity as an advisor and insurance broker, we act as an intermediary between our clients and insurance carriers by advising our clients on their risk management requirements, many of which are highly complex; helping clients determine the best means of managing their risks; and negotiating and placing insurance risks with insurance carriers through our global distribution network.

        We assist clients in the assessment of their risks, advise on the best ways of transferring suitable risk to the global insurance and reinsurance markets, and then execute the transactions at the most appropriate available price for our client. Our global distribution network enables us to place the risk in the most appropriate insurance or reinsurance market worldwide. We also offer clients a broad range of services to help them to identify and control their risks. These services range from strategic risk consulting (including providing actuarial analyses) to a variety of due diligence services to the provision of practical on-site risk control services (such as health and safety or property loss control consulting). We also assist clients in planning how to manage incidents or crises when they occur. These services include contingency planning, security audits and product tampering plans. We do not underwrite insurance risks for our own account.

        We and our associates serve a diverse base of clients located in approximately 180 countries. Those clients include major multinational and middle-market companies in a variety of industries, as well as public institutions. Many of our client relationships span decades. With approximately 13,000 employees around the world and a network of over 300 offices in some 80 countries, in each case including our associates, we believe we are one of only three insurance brokers in the world possessing the global operating presence, broad product expertise and extensive distribution network necessary to meet effectively the global risk management needs of many of our clients. For the twelve months ended December 31, 2001, our revenues were $1.4 billion.

Business Strategy

        Our strategic objectives are to continue to grow revenues, cash flow and earnings and to enhance our position as the third largest global provider of risk management services. We will build on our areas of strength and eliminate areas in which we do not see the opportunities for strong profitable growth. The key elements of this strategy are to:

        Capitalize on Strong Global Franchise.    As one of only three insurance brokers providing risk management services on a global basis, we believe we are well positioned to take advantage of the increased demand for global risk management expertise. We intend to capitalize on our strong global franchise by cross-selling both existing and new products and services to our existing clients; targeting new clients in need of our global reach and specialized expertise and knowledge and building in particular areas of strength such as aerospace, marine, construction, reinsurance, financial risks and employee benefits; and continuing to make strategic acquisitions and investments to further strengthen our global platform.

        We also seek to work more closely with selected insurance carriers to develop new products and services for our clients. While these initiatives continue to be developed and implemented, we have begun to see improvements.

        Emphasize Value-Added Services.    We seek to offer value-added, fee-based risk management services, such as risk management consulting advice, including captive insurance company management, loss control techniques and self-insurance consulting, employee benefits consulting, claims administration and alternative risk transfer methods to complement our existing insurance brokerage business. These fee-based services have increased as a percentage of our total revenues and, unlike typical insurance brokerage commissions, are not directly tied to insurance premium rates. For 2001, we estimate that the percentage of our total revenues from fees, including from insurance placements and consulting and other services, is approximately 30%. We believe that by emphasizing these value-added risk management consulting services we can increase the quality and scope of services we offer to our clients worldwide; reduce our exposure to declines in insurance premium rates; and continue to enhance revenue growth and operating profit margins despite historical trends toward decreasing insurance premiums and brokerage commissions.

        Focus on Expanding and Cross-Selling Our Employee Benefits Capabilities.    We intend to grow our employee benefits capabilities and revenues. Together with our associates, we currently have a global annual employee benefits revenue of over $140 million of which nearly three-quarters is in North America where we are a prominent provider of solutions for middle market clients. More than 5.6 million of our clients' employees are covered by plans we have sold. We have established a strong presence in North America and selected European countries and an emerging position in Latin America.

        The market for employee benefits is rapidly growing for a number of reasons. First, the increasing proportion of older people in most mature economies is leading governments to turn from state benefits to the private sector for benefits and pensions. Second, the companies for similar reasons are seeking to shift the burden of their employees' benefits from their own balance sheets to external providers. Third, the cost of welfare is increasing in most countries.

        We are establishing a coordinated global strategy for employee benefits to cross-sell employee benefits offerings to our existing insurance brokerage clients; and develop other products and services, such as payroll, asset management and other employee related services and sell these to our existing, extensive client base.

        Increase Operating Efficiencies.    In addition to our revenue growth and improved client service initiatives, we are implementing a number of cost reduction measures designed to streamline work processes to increase efficiency while improving client service. Thus far, these initiatives have reduced our workforce by over 1,400 employees since 1995, or more than 13%. We changed in 1998 the reporting structure of the organization and reorganized all our major operations. Other on-going initiatives include intensifying efforts to develop existing and new accounts; increasing cross-selling of both existing and new products and services to our existing clients; increasing the proportion of insurance transactions handled electronically; reducing real estate, travel, entertainment and other operating expenses; further streamlining back-office functions and consolidating offices; and reducing purchasing costs by implementing vendor programs.

        Additionally, we are increasingly selective in the number of insurance carriers with which we do business in order to create direct economic benefits for clients, carriers and us. We are streamlining administrative processes and working closely with certain insurance carriers to generate new product and service ideas. We believe that there are further benefits to come from our cost reduction and efficiency measures and that there is scope for further improvement in margins.

        Implement Global Best Practices and Create a Single Company Culture.    Our management team, led by Mr. Plumeri, believes we can be better positioned for continued profitable expansion through the implementation of global best practices and the creation of a single company culture. The key elements of this strategy is a group wide approach to training, risk analysis, product design, selling, information technology management, procurement and real estate, which will improve delivery quality while reducing duplication and cost; increased employee stock ownership, thus further aligning the goals of staff and shareholders; improved communications from top management to staff at all levels; and investment in key areas will generally be funded by the elimination of unnecessary expenditure.

        Pursue Strategic Acquisitions and Investments.    We intend to strengthen our global franchise through selective acquisitions and strategic investments. We believe that the consolidation in the brokerage and risk management consulting industry, coupled with the importance of a global presence, will provide us with opportunities to acquire smaller brokers, consultants and related businesses that have a strong regional or local market position or possess specialized product expertise which complements our existing products. In addition to acquiring controlling interests, we have also expanded internationally through strategic minority investments in, and developing a close working relationship with, other brokers. In connection with these investments, we assume an active role in management and generally retain the right to obtain ownership interests in excess of 50% over time. These and future strategic investments should significantly enhance our global presence and enable us to better leverage our global operations. We believe that we can improve the profitability of acquired companies and strategic investments through economies of scale.

Our Business

        Insurance is a global business, and its participants are affected by global trends in capacity and pricing. Accordingly, we operate as a single global business. We organize our business into three main areas:

  •
  Global;

  •
  North America; and

  •
  International.

Global

        Our Global business provides specialist brokerage and consulting services to clients throughout the world for the risks of specific industrial and commercial activities. In these operations, we have extensive specialized experience handling diverse lines of coverage, including complex insurance programs, and acting as an intermediary between retail brokers and insurers. We increasingly provide consulting services on risk management with the objective of assisting clients to reduce the overall cost of risk. Our Global business serves clients in approximately 180 countries, primarily from United Kingdom offices, although we also serve clients from offices in the United States, Continental Europe and Asia.

        In early 2000, we created Global Risk Solutions ("GRS") to meet the often multinational risk management needs of Fortune 1000 and FTSE 250 companies and their private equivalents. This major unit comprises our Risk Solutions hubs in New York and London, as well as such specialist divisions as Global Property and Casualty, Global Financial and Executive Risks and Structured Financial Solutions.

        Within GRS, we design and obtain innovative property coverage solutions for large or unusual exposures in a variety of industries, including mining and metals, chemicals and pharmaceuticals, telecommunications, offshore energy, refining, utilities, transport authorities and motor manufacturers. We also handle the design, implementation and servicing of reinsurance protections for captive insurance companies and offer comprehensive liability programs for coverage against environmental liability, libel and slander.

        Other product lines include directors' and officers' insurance, as well as professional indemnity insurance for corporations and professional firms. We secure insurance coverage for crime, computer fraud and unauthorized trading risks for financial institutions on a worldwide basis, and place specialty directors' and officers' coverage and related products to the high-technology industry. Such products and services are tailored to individual client needs and range from strategic risk assessment to transactional risk transfer and alternative risk financing solutions.

        In addition to GRS, the Global business unit includes our specialist industry sector divisions, such as Aerospace, Marine, Construction and Reinsurance, as well as our UK and Republic of Ireland Retail operations and Niche Products business.

        We have particular expertise in the provision of insurance brokerage and risk management services to clients in the aerospace industry, including aircraft manufacturers, air cargo handlers and shippers, airport managers and other general aviation companies. Advisory services provided by Aerospace include claims recovery and collections, contract and leasing risk management, safety services and markets information. Aerospace is prominent in supplying the space industry through providing insurance and risk management services to over 40 companies. Aerospace is also a prominent reinsurance broker of aerospace risks. Aerospace's clients are spread throughout the world and include 250 airlines and more than 35% of the world's leading non-American airports by passenger movement. Other clients include those introduced from other intermediaries as well as insurers seeking reinsurance.

        We provide marine insurance brokerage services, including hull, cargo and general marine liabilities. Marine's clients include direct buyers, other insurance intermediaries and insurance and reinsurance companies. Marine insurance brokerage is our oldest line of business. Other services of Marine include claims collection and recoveries.

        The Construction practice provides risk management advice and places insurance coverage for a wide range of United Kingdom and international construction activities. These range from domestic home buildings to such major, complex projects as the construction of bridges, dams, airports and the deactivation of the Chernobyl nuclear power plant.

        We are one of the world's largest intermediaries for reinsurance and have a significant market share in many of the major markets. We are the largest marine and aviation reinsurance broker servicing the Japanese insurance sector. In the reinsurance area, we provide clients, both insurance and reinsurance companies, with a complete range of transactional capabilities as well as analytical and advisory services such as hazard modeling, insurance and reinsurance, financial and balance sheet analysis and reinsurance optimization studies. We also have a consulting unit, which markets its capabilities in actuarial and hazard modeling, as well as knowledge of the financial implications of catastrophe losses.

        We also provide risk management and insurance brokerage services to industrial and individual clients through approximately 20 locations in the United Kingdom and Ireland. These operations arrange for their home-based clients similar risk management and insurance brokerage services provided outside the United Kingdom and Ireland through our North America business, overseas subsidiaries and associates.

        We have four Niche Products areas: Fine Art, Jewelry, and Specie; Special Contingency Risks; Hughes Gibb; and Commercial Risks.

        The Fine Art, Jewelry, and Specie unit provides specialist risk management and insurance services to fine art, diamond and jewelry businesses and operators of armored cars. Coverage is also obtained for vault and bullion risks. The Special Contingency Risks unit specializes in producing packages to protect corporations, groups and individuals against special contingencies such as kidnap and ransom, extortion, detention, political repatriation and product contamination. The Hughes Gibb unit principally services the insurance needs of the horse racing and horse breeding industry and also arranges the reinsurance of horse racing and horse breeding related business for insurance companies worldwide.

        We also provide traditional insurance brokerage services primarily to smaller companies, which we call Commercial Risks. The principal types of risk covered are property damage, employee liability, directors' and officers' liability, product liability, professional liability and fiduciary liability. From 1998, we have entered into franchise partnerships with local United Kingdom insurance brokers to handle the insurance requirements of small companies and individuals, utilizing specialized electronic systems linking the franchised brokers directly to the commercial panel of insurance carriers. These small companies and individuals represent a very large market in the United Kingdom. Companies with revenues of under $20 million account for 55–70% of premiums paid by companies and over 85% of the number of corporate clients in the United Kingdom. Accordingly, we believe that the franchise program provides an opportunity for growth, with some 50 franchise agreements in place at December 31, 2001.

North America

        Our North America business provides comprehensive risk management, insurance brokerage and related services to a wide variety of clients in the United States and Canada. Headquartered in Nashville, Tennessee, our North America business operates through a network of more than 100 offices located in 37 states in the United States and six offices in Canada. Certain parts of our Global business also have operations in the United States.

        Our North America business' clients include principally middle-market and, to a lesser extent, major multinational companies to which we provide a full range of property and casualty products and services. In addition, we supply specialist consulting and brokerage services, including construction; employee benefits; healthcare; and advanced risk management services.

        The construction division specializes in providing risk management, insurance and surety bonding services to the construction industry. This division provides services to around a fifth of the Engineering New Record Top 400 contractors (a listing of the largest 400 North American contractors based on revenue). The employee benefits division helps clients with the design and implementation of benefits and compensation plans. Healthcare provides insurance and consulting services to local healthcare professionals. Our North America advanced risk management services division provides actuarial consulting, captive management services and a wide range of other risk consulting activities to large clients.

        In addition to these divisions, we provide specialist expertise to clients and insurance underwriters through other practices operating through expert staff located throughout the North American network. These practices include environmental risk, financial and executive risk and marine risk. Centers of excellence providing fast, focused and tailored services to clients in claims and certification of insurance operate from Nashville, Tennessee and Phoenix, Arizona.

        We also have a small wholesale unit that provides specialist advice and market expertise in property, casualty, professional and excess and surplus lines insurance placements in a variety of industries, including manufacturing, hospitality, real estate/habitational, transportation, construction, technology, entertainment and social services. The public entity and municipal program business of Public Entities National Company (Penco), which provides access to specialized coverage for governmental entities, schools and other municipal and public entities, was sold in January 2001. We will continue to focus on Penco's pooling and association program business.

        In December 2001, we acquired Richard N. Goldman & Co. of San Francisco, California. This acquisition, in which the Goldman team will combine with our San Francisco office, significantly strengthens our position in the Northern California market.

International

        Our International unit consists of a network of subsidiaries and associates other than those in North America, the United Kingdom and Republic of Ireland. This operation is located in over 70 countries worldwide, including 22 countries in Europe, 14 in the Asia/Pacific region and 36 elsewhere in the world. The services provided are focused according to the characteristics of each market and are not identical in every office, but generally include direct risk management and insurance brokerage, specialist and reinsurance brokerage and employee benefits consulting.

        We believe the combined total revenues of our International subsidiaries and associates provide an indication of the spread and capability of our International network. In 2001, combined total revenues of our International subsidiaries and our associates were $478 million compared to $433 million in 2000. Our consolidated total revenues for 2001 only include the revenues of our International subsidiaries of $177 million and do not include the revenues of our associates of $301 million.

        As part of our on-going strategy, we have significantly strengthened International's market share and operations through a number of acquisitions and strategic investments in recent years. The most significant of these was the acquisition, in 1997, of a 33% interest in Gras Savoye, France's leading insurance broker and the tenth largest broker in the world.

        During 1999 and 2000, we acquired a 40% interest in Herzfeld & Levy SA, an independent insurance broker in Argentina, and also established with Herzfeld & Levy a joint reinsurance brokerage venture under the name Willis SA. Also in 1999, we acquired a 51% interest in an independent Mexican insurance broker, Bourchier, Marquard, Zepeda, Agente de Seguros y de Fianzas, S.A. de C.V. In 1999, we acquired a 51% interest in four Venezuelan companies, which included Ronto-Aralca y Asociados, C.A. Rontarca, the largest insurance broker in that country, and C.A. Prima Corretaje de Seguros, the fourth largest insurance broker in Venezuela. In August 2000, we acquired a majority holding in Sev. Dahl's Assurancekontor AS, the third largest insurance broker in Norway. In addition we have strengthened our management and production capabilities in Singapore and Korea, re-entered the South African market and acquired 51% of Suma, the second largest broker in Colombia. Those investments have improved our market position and the market positions of our associates worldwide.

        In February 2001, we acquired 100% of Bradstock G.I.S. Pty Limited in Australia which we merged with an existing Australian operation to provide greater scale and depth of management. Further, in December 2001 we increased our interest in Willis Italia, one of Italy's top three brokers, from 50.1% to 67% and in January 2002, we increased our ownership position from 45% to 67% and in Jaspers Wuppesahl, Germany's third largest insurance broker (since renamed Willis GmbH & Co. K.G.).

        The following is a list of the major International associate investments currently held by us and our interest as of December 31, 2001:

Company	Country	% Ownership
Europe
Gras Savoye & Cie	France	33%
Gras Savoye Belgium S.A.	Belgium	33%
Willis GmbH & Co. K.G. (formerly Jaspers Wuppesahl Industrie Assekuranz GmbH & Co., K.G.)	Germany	45%
Willis A/S	Denmark	30%
Asia/Pacific
Multi-Risk Consultants (Thailand) Limited	Thailand	25%
Willis (Malaysia) Sdn. Bhd.	Malaysia	30%
Willis Faber Insurance Brokers (B) Sdn. Bhd.	Brunei	38%
Rest of the World
Al-Futtaim Willis Faber (Private) Limited	Dubai	49%
Herzfeld & Levy S.A.	Argentina	40%

        In connection with many of our investments, we retain rights to increase our ownership percentage over time, typically to a majority or 100% ownership position. In addition, in certain instances our co-shareholders have a right, typically based on some price formula of revenues or earnings, to put some or all of their shares to us. See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources".

        In addition to our strategic investments in associates, we have acquired a controlling interest in a broad geographic spread of other brokers. The following is a list of the significant International subsidiaries in which we have a controlling interest and our interest as of December 31, 2001:

Company	Country	% Ownership
Europe
Mansfeld, Willis GmbH & Co. K.G.	Germany	100%
Willis AB	Sweden	82%
Willis OY AB	Finland	100%
Willis Italia Holding S.p.A.	Italy	67%
Willis Iberia Correduria de Seguros y Reaseguros S.A.	Spain	60%
Willis Sev. Dahl A.S.(1)	Norway	50%
Willis Corretores de Seguros S.A.	Portugal	60%
Willis B.V.	Netherlands	100%
Willis CIS L.L.C.	Russia	100%
Willis Polska S.A.	Poland	70%
Willis s.r.o	Czech Republic	100%
Willis Kft.	Hungary	80%
Willis Faber A.G.	Switzerland	100%
Asia/Pacific
Willis China (Hong Kong) Limited	Hong Kong	100%
Willis India Private Limited	India	100%
PT Willis Corroon BancBali(2)	Indonesia	50%
Willis Korea Limited	Korea	100%
Willis (Singapore) Pte Ltd.	Singapore	100%
Willis (Taiwan) Limited	Taiwan	100%
Rest of the World
Willis Faber & Dumas (Mexico) Intermediario de Reaseguro S.A. de C.V.	Mexico	100%
Willis Faber Corretaje de Reaseguros S.A.	Venezuela	100%
Willis Faber do Brasil Consultoria e Participações S.A.	Brazil	100%
York Willis Corroon Corretores de Seguros S.A.	Brazil	100%
Willis Faber Chile Limitada	Chile	100%
Willis Australia Limited	Australia	100%
Willis New Zealand Limited	New Zealand	99%
Willis S.A.	Argentina	60%
Willis Correa Insurance Services Limitada	Chile	80%
BMZ-Willis Agente de Seguros y de Fianzas, S.A. de C.V.	Mexico	51%
Willis South Africa (Pty) Limited	South Africa	70%
Rontarca-Prima Y Asociados, C.A.	Venezuela	51%
Suma Corredores de Seguros S.A.	Colombia	51%

(1)
We have a 50.1% interest in the company.

(2)
We have a 50.3% interest in the company.

Customers

        Our customers operate on a global and local scale in a multitude of businesses and industries throughout the world and generally range in size from major multinational corporations to middle market companies. Further, many of our client relationships span decades, for instance our relationship with The Tokio Marine and Fire Insurance Company, Limited dates back over 100 years. In the United States, we serve approximately 10% of the Fortune 1000 companies, with an average relationship of more than 10 years, and we also serve over 30% of the UK FTSE 100 companies. No one client accounted for more than 2% of revenues for fiscal year 2001, and our 80 largest clients accounted for less than 12% of 2001 revenues. Additionally, we place insurance with over 4,000 insurance carriers, none of which individually accounted for more than 8% of the total premiums we placed on behalf of our clients in 2001.

Competition

        We face competition in all fields in which we operate. The insurance brokerage industry, having recently gone through a period of rapid consolidation, is led by three global participants: Marsh & McLennan Companies, Inc., with approximately 34% of the worldwide market referred to above; Aon Corporation, with approximately 25% of the worldwide market; and us, with approximately 7% of the worldwide market. The industry is highly fragmented beyond these three brokers, with the next largest broker having approximately 3% of the worldwide market.

        Competition in the insurance brokerage and risk management businesses in general is based on global capability, product breadth, innovation, quality of service and price. Our global capability and product breadth is similar to those of the two other global brokers, and thus we compete with them primarily based on innovation, quality of service and price. In addition, we compete with numerous specialist, regional and local firms. Insurance companies also compete with our brokers by directly soliciting insureds without the assistance of an independent broker or agent. Competition for premiums is intense in all our business lines and in every insurance market. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insurers are currently retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies are increasingly relying upon captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. We provide management and similar services for those alternative risk transfer programs. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services. Our market share has been stable in recent years. We believe that our strategies of building on our strong global franchise, expanding on our employee benefit capabilities, increasing our operating efficiencies and creating a single company culture will allow us to retain and gain clients in the competitive marketplace. We also believe that our market position will provide us with opportunities to acquire smaller companies with strong regional presence or specialized expertise.

Regulation

        The manner in which we conduct our business is subject to legal requirements and governmental and quasi-governmental regulatory supervision in the various countries in which we operate. These requirements are generally designed to protect our clients by establishing minimum standards of conduct and practice, particularly regarding the provision of advice and product information as well as financial criteria.

        In the United Kingdom, our business activities are regulated by the General Insurance Standards Council, as well as by the Financial Services Authority, which also conducts monitoring visits to assess our compliance with their requirements. Further, our clients have the right to file complaints with our regulators about our services, and the regulators may conduct an investigation or require us to conduct an investigation into these complaints. Our failure, or that of our employees, to satisfy the regulators that we are in compliance with their requirements or the legal requirements governing our activities, can result in disciplinary action, fines, reputational damage and financial harm. Lloyd's, whose regulatory responsibilities for our insurance brokerage activities in the United Kingdom were transferred to the General Insurance Standards Council on July 3, 2000, other than for complaints that arose prior to that date, has disciplined and fined a number of Lloyd's brokers and their employees for misconduct. This misconduct covered failures to maintain procedures and records and to act in the clients' best interests, particularly in the taking of commissions without appropriate disclosure.

        It was announced in December 2001, that the regulatory supervision of general insurance brokerage in the United Kingdom is to be passed to the Financial Services Authority and the General Insurance Standards Council will cease to have any regulatory supervisory function. The expectation is that this change will occur during late 2004.

        HM Treasury, whose regulatory functions have been delegated to the Financial Services Authority, will continue to regulate Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) ("Sovereign") as an insurance company.

        Our activities in connection with insurance brokerage services and third party administration within the United States are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws in the United States are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. That supervision generally includes the licensing of insurance brokers and agents and third party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokerage and third party administration in the jurisdictions in which we currently operate is dependent upon our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

        All companies carrying on similar activities in a given jurisdiction are subject to that regulation, and we do not consider that these controls adversely affect our competitive position.

Enforceability of Civil Liabilities

        We are organized under the laws of Bermuda. A substantial portion of our assets are or may be located outside the United States. As a result, it may not be possible for the holders of our Shares to effect service of process within the United States upon us or to enforce against us in United States court judgments based on the civil liability provisions of the securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state or hear actions brought in Bermuda against us or those persons based on those laws. Currently there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment is or would be enforceable in Bermuda against us or our officers and directors depends on whether the United States court is recognized by the Bermuda court as having jurisdiction over us or our officers and directors, as determined by reference to Bermuda conflict of law rules. A judgment debt from a United States court which is final and for a specified sum based on United States federal securities law will not be enforceable in Bermuda, unless the judgment debtor had submitted to the jurisdiction of the United States courts, and the issue of submission and jurisdiction is a matter of Bermuda law not United States law. In addition and regardless of the issue of jurisdiction, the Bermuda court will not enforce a United States federal securities law which is either penal or of a public law nature. Also, no claim can be brought in Bermuda against us or our officers or directors in the first instance for violation of United States securities law as United States securities law has no extraterritorial jurisdiction under Bermuda law and does not have the force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our officers and directors in a suit brought in such court against us or our officers or directors, if the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of United States jurisdictions, including certain remedies under the United States federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court as they would be contrary to public policy.

Organizational Structure

Principal operating subsidiary undertakings

        Willis Group Holdings is the ultimate parent company of the Group. Its principal subsidiary undertakings are:

Investment Holding Willis Group Limited Willis Europe BV (incorporated and operates in the Netherlands) Willis International Holdings Limited
Insurance brokerage and risk management Willis Limited Willis North America Inc. (incorporated and operates principally in the United States)

Notes:
(a)
All undertakings are indirectly held.

(b)
Unless stated otherwise, undertakings are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

Property, Plants and Equipment

        We own and lease a number of properties for use as offices throughout the world and believe that our properties are generally suitable and adequate for the purposes for which they are used. The principal properties are located in the United Kingdom and the United States. Our principal executive office at Ten Trinity Square in London is a landmark building which we own. Our aim is to bring our London employees together into one building to improve our efficiency and further the development of our sales and marketing efforts. Accordingly, we are considering various options in London which may include the disposal of Ten Trinity Square.

Item 5—Operating and Financial Review and Prospects

Overview

        The Company provides a broad range of value-added risk management consulting and insurance brokerage services, both directly and indirectly through its associates, to a diverse base of clients internationally. The Company provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Company acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk and negotiating and placing insurance risk with insurance carriers through the Company's global distribution network. The Company also provides other value-added services.

        We generate revenue from commissions and fees on insurance placements and fees from consulting and other services. We also earn interest on premiums held before remittance to the insurer and on claims held before payment to the insured.

        The majority of our revenue is commission-based and varies based upon the premiums on the policies we place on behalf of our clients. As such, when premium rates in the insurance market decline, as they have in certain markets in past years, we experience pressure on our revenues and earnings, and when pricing increases, we tend to benefit, although in both cases there are many conflicting factors including changes in buying and selling behavior. Beginning in late 2000, market pricing generally began to move upward for the first time in recent years and this continued throughout 2001. Although commissions have traditionally been the greatest sources of our revenues, fee income, from both insurance placements and consulting and other services, has been increasing as a percentage of our total revenues in recent years, while commission income has been declining, largely because of an increasing preference for fees generally and rising demand by clients for fee-generating risk management consulting services. We expect this trend toward increasing fee income to continue.

        The events of September 11 have had a significant impact on the market for insurance and reinsurance. Many insurers have reduced the amount of insurance they write, particularly in the airline, energy and large complex property areas, and net industry capacity has been reduced, at least temporarily. Insurers have also increased premium rates and restricted coverage terms, a process that had commenced before September 11 but which accelerated after that time. We believe this is due in part to concerns about the ability to arrange for reinsurance, as well as to a more conservative view on risk, particularly in the areas mentioned above. As a result of these changes, the Company experienced increased difficulty and delays in placing certain risks in the market during the fourth quarter of 2001, although most insurance renewals scheduled to be completed during the quarter were ultimately completed on time at similar, or higher, commissions due to increased premium rates. Results for the fourth quarter were therefore not adversely affected. Although these trends appear to have continued after year-end, there can be no assurance that they will continue in the future.

        Like many insurance brokers, we earn revenue in an uneven fashion during the year, primarily due to the timing of insurance policy renewals. As many insurance and reinsurance policies incept and renew as of December 31 or January 1, we generate the majority of our revenues in the first and fourth calendar quarters. In 2001 for example, we generated 26% of our revenues in the first quarter and 27% of our revenues in the fourth quarter. The second and third quarters are less substantial revenue quarters, accounting for 24% and 23% respectively, of 2001 revenues. General and administrative expenses (excluding non-cash compensation), however, are incurred on a relatively even basis throughout the year, 25%, 25%, 24% and 26% for the first, second, third and fourth quarters. As a result, we have historically earned the majority of our operating income in the first and fourth quarters, with the second and third quarters accounting for a lower percentage of full year operating income. EBITDA, defined as revenues less general and administrative expenses (excluding non-cash compensation) as a percentage of the full year was 29%, 21%, 18% and 32% for the first, second, third and fourth quarters respectively. Operating income in 2001, impacted by the effect of performance options and net gain on disposals, was $89 million, $62 million, $(72) million and $82 million for the first, second, third and fourth quarters respectively.

        We conduct our business in over 100 currencies. Accordingly, movements in foreign currency exchange rates affect our results. Our exposure to market risk from foreign currency exchange rates is discussed below under "Financial Risk Management".

        During the three-year period ended December 31, 2001, we incurred a number of non-recurring and unusual expenses that affected our actual reported results. These expenses included, in 2001, a non-cash charge of $158 million for performance-based stock options and, in 1999, further provisions of $40 million for claims and costs associated with the UK Government initiated review of personal pension plans sold between 1988 and 1994. General and administrative expenses were also impacted by severance and consulting expenses incurred in connection with our improvement initiatives begun in 1998, as discussed below.

        In recent years we have completed a number of dispositions and acquisitions as part of our efforts to focus our operations out of non-core or non-profitable businesses and to expand our global capabilities. In 2001, we sold our 51% interest in Willis National, an independent financial advisor, and the PENCO programs division of our North America wholesale operations. We acquired Bradstock G.I.S. Pty Limited, an Australian broker, and Richard N. Goldman & Co., a broker based in San Francisco, California. Also, at the end of 2001, we increased our investment in Willis Italia Holdings S.p.A. from 50.1% to 67% in exchange for the disposal of a subsidiary of that entity. On January 1, 2002 we increased our investment in our German associated company, Jaspers Wuppesahl, to 67% having previously increased our investment in that company to 45% in January 1999. During 2000 and 1999 we acquired several businesses in Latin America, South Africa and Norway.

Performance-based Stock Options

        As part of the leveraged buyout in 1998, management were granted performance-based stock options for meeting or exceeding 2001 and 2002 performance targets. No options will vest if actual results are below minimum stated performance targets; options will vest proportionately as actual performance falls within a stated range above the minimum targets. The performance goals generally relate to cumulative consolidated cash flow and annual EBITDA, as defined, of our subsidiary Willis Group Limited for periods ending December 31, 2001 and 2002. These options are accounted for under the variable plan method, which requires us to record non-cash compensation charges when it becomes probable that the performance conditions will be satisfied. In the third quarter of 2001, management determined that it was probable that the conditions would be satisfied. As a result, for the year ended December 31, 2001, we recorded a non-cash charge of $158 million ($132 million, net of tax) based on the difference between the price of our common stock at December 31, 2001 and the exercise price, which is generally £2 per share and an average elapsed performance period of 68%. A further 16% will elapse during 2002 with the remainder thereafter. In the event the price of our common stock increases or decreases through the end of 2002, when the performance period ends, the associated charge will increase or decrease as well. Based on the December 31, 2001 stock price of $23.55, and assuming all the 11.3 million performance-based options outstanding at that date will vest and become exercisable, the total charge would be $233 million ($195 million, net of tax). For every $1 increase or decrease in our stock price, the total charge would increase or decrease by $11.3 million and the income tax credit by approximately $2.0 million.

Goodwill and Other Intangible Assets

        At December 31, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of $1,201 million arising from the acquisition in 1998 of Willis Group Limited by the Company's predecessor and subsequent acquisitions. Up to December 31, 2001, goodwill and other intangible assets were being amortized over a period of approximately 40 years and an amortization charge of $35 million was recognized for 2001. Following adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets, effective from January 1, 2002, goodwill will no longer be amortized but will instead be subject to an annual (or in certain circumstances more frequent) impairment test. The Company has not fully completed an assessment of the new standard. However, upon adoption, the Company expects that any charge for the amortization of intangible assets in 2002 will be substantially lower than the $35 million recorded for 2001.

Critical Accounting Policies

        The Company's accounting policies are described in Note 2 to the consolidated financial statements. Management believes that the following policies are both the most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments.

Revenue recognition

        The Company takes credit for commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is the later. Fees for other services are generally recognized as the services are provided. Many clients are now negotiating a combined fee for an agreed period to cover both risk management advisory services and the placement of insurances, for which there may be several different renewal dates. Further, an increasing number of policies are for periods, either longer or shorter, than the traditional one-year policy. These trends give rise to a number of subjective and complex judgments concerning the allocation of revenue between accounting periods. Management believes it is applying these judgments in a consistent manner.

Stock-based compensation

        During 2001, the Company recorded a non-cash charge of $158 million for performance-based stock options on the basis that, in management's judgment, it was probable that the performance conditions would be satisfied. If the Company's actual cash flow and EBITDA for 2002 are substantially lower than management's expectations, then some, or all, of the performance-based options may never vest. Accordingly, previously recorded non-cash charges for performance-based stock options would be reversed, either in part or in full, in the quarter in which management determines that it is no longer probable that the maximum performance conditions would be satisfied.

Deferred tax

        At December 2001, the Company had deferred tax assets of $186 million against which a valuation allowance of $92 million had been recognized. To the extent that the actual future taxable income in the periods during which the temporary differences are expected to reverse differs from current projections, or assumed prudent and feasible tax planning strategies fail to materialise, or new tax planning strategies are developed, or material changes occur in actual tax rates or loss carryforward time limits, the Company may adjust the deferred tax asset considered realizable in future periods. Such adjustments could result in a significant increase or decrease in the effective tax rate and have a material impact on our net income, although management does not believe that this is likely.

Provisions

        The Company has established provisions against actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Such provisions cover claims that have been reported but not paid and also claims that have been incurred but not yet reported. These provisions are established based on advice received from qualified professionals, including external legal advice, and are developed using actuarial principles and assumptions, including historical claim payment patterns. A significant change in historical payment patterns or increased frequency or severity of claims for errors and omissions could have a material effect on the Company's results of operations.

        Further, as detailed in Note 10 to the financial statements, the Company has established provisions for the costs of the UK review of personal pension plans sold to individuals between 1988 and 1994, for future lease rental payments of leasehold properties surplus to operational requirements and for discontinued operations.

        Although there remains some uncertainty as to the ultimate liability with respect to these matters, management believes that it is unlikely that the eventual outcome will have a material adverse effect on the Company's reported results.

Operating Results—2001 compared with 2000

Summary

        Total revenues increased by $119 million (9%) to $1,424 million in 2001 from $1,305 million in 2000. Excluding the effects of foreign currency exchange rate movements and the effects of acquisitions and disposals, total revenues on an underlying basis were 12% higher in 2001 than in 2000. The increase in revenues was primarily due to increased business from existing clients, new business exceeding lost business, and generally higher premium rates and volumes.

        Operating income increased by $7 million (5%) to $161 million in 2001 from $154 million in 2000. Excluding the non-cash compensation charge in 2001 for performance-based stock options of $158 million, net gain on disposal of operations ($17 million in 2001 and $1 million in 2000) and restructuring costs ($18 million in 2000), operating income increased by $131 million (77%) in 2001. The effect of foreign currency exchange rate movements on operating income in 2001 was not material.

        Primarily, as a consequence of the performance-based stock options charge, we recorded net income in 2001 of $2 million ($0.01 per diluted share) compared with net income of $9 million ($0.07 per diluted share) in 2000.

        Management believes that operating cash earnings is a measure helpful to investors because it shows the results of the Company's trading and finance costs without the impact of non-cash and non-recurring items. Operating cash earnings increased by $93 million (172%) in 2001 compared with 2000. Operating cash earnings per diluted share were $0.99 in 2001, an increase of 120% over 2000. The derivation of operating cash earnings from net income for the year ended December 31, 2001 and 2000 is shown below:

			Per diluted share
	2001	2000	2001	2000
	($ in millions, except per share data)
Net Income, as reported	$2	$9	$0.01	$0.07
Non-cash compensation — performance options (net of tax $26, nil)	132	—	0.89	—
Amortization of goodwill	35	35	0.23	0.29
Net gain on disposal of operations (net of tax $6, nil)	(11)	(1)	(0.07)	(0.01)
Restructuring costs (net of tax nil, $7)	—	11	—	0.10
Non-recurring tax credit arising from an internal restructuring	(11)	—	(0.07)	—

Operating Cash Earnings	$147	$54	$0.99	$0.45

Average number of diluted shares outstanding	148	121

        Operating margin, defined as revenues less general and administrative expenses, depreciation and amortization of goodwill to revenues, increased to 21% in 2001 compared with 13% in the year before. We use EBITDA, defined as revenues less general and administrative expenses, as a measure of cash generated by the business. EBITDA margin, or EBITDA to revenues, expanded to 26% from 19% in 2000.

Revenues

        Revenues consist of commissions and fees, which increased by $120 million (10%) to $1,357 million in 2001 from $1,237 million in 2000, and interest income, which decreased by $1 million (1%) to $67 million in 2001 from $68 million in 2000.

        Global:    Revenues generated by our Global business increased by $68 million (10%) to $741 million in 2001 from $673 million in 2000. In constant currency terms, revenues increased by 12%.

Adjusting for the effect of the Willis National disposal in July 2001, revenues increased by 16%, with strong new business performance being supplemented by rising premium rates.

        North America:    Revenues generated by our North America business increased by $22 million (5%) to $506 million in 2001 from $484 million in 2000. Adjusting for the effect of the disposal of the PENCO programs division in January 2001, revenues increased by 7% in constant currency terms, primarily attributable to increased premium rates.

        International:    Revenues generated by our International business increased by $30 million (20%) to $177 million in 2001 from $147 million in 2000. In constant currency terms, revenues increased by 26%, mainly as a result of our acquisitions in Norway, Colombia and South Africa. Excluding the effect on revenue of these acquisitions, International business revenues increased by 14% in constant currency terms. Most international insurance markets hardened in line with UK and US markets, although rates lag in some countries.

        In the comparison above, revenues previously reported for 2000 have been restated (Global revenue increased and North America revenue decreased) by $78 million to reflect the Company's reporting structure effective from January 1, 2001.

Expenses

        Total expenses increased by $112 million (10%) to $1,263 million in 2001 from $1,151 million in 2000. Excluding the non-cash compensation charge of $158 million for performance-based stock options, and the non-recurring net gains of $17 million and $1 million on disposal of operations in 2001 and 2000, respectively, and $18 million of restructuring charges in 2000, total expenses decreased by $12 million (1%).

        General and administrative expenses (excluding non-cash compensation for performance-based stock options) were $1,054 million for 2001, down $8 million or 1% from 2000. Severance and consulting expenses incurred primarily in connection with our improvement initiatives declined by $19 million in 2001 compared with 2000. On an underlying basis, excluding acquisitions and disposals, severance and consultancy, general and administrative expenses were 5% higher in constant currency terms than in 2000. Much of this increase related to higher incentive payments arising from improved revenues and operating profits. Excluding these incentives and other expenses linked to revenue growth, expenses were flat in 2001 compared with 2000 as we eliminated waste and improved productivity.

Operating Results—2000 compared with 1999

Summary

        Total revenues increased by $61 million (5%) to $1,305 million in 2000 from $1,244 million in 1999. In constant currency terms, total revenues increased by 8%. Excluding the effects of foreign currency exchange rate movements, the loss of revenues from businesses sold and the revenues gained from acquisitions, total revenues were 7% higher in 2000 than in 1999 due to improved new business and firming premium rates.

        Operating income increased by $162 million to income of $154 million in 2000 from a loss of $8 million in 1999. 2000 operating income was impacted by $18 million in unusual items, consisting of restructuring charges in our North America business of $11 million related to excess operating lease obligations following implementation of the Business Process Redesign program and $7 million related to the exit from certain US business lines. Excluding unusual items and the impact of exchange rate movements, 2000 operating income was $180 million. 1999 operating income was impacted by $47 million in unusual items, consisting of $40 million related to the review of personal pensions and $7 million related to employee termination benefits in connection with the Business Process Redesign program. In constant currency terms, excluding the impact of unusual items and exchange rate movements, operating income increased by $131 million in 2000 versus 1999, reflecting our improved revenues as well as the benefits of effective expense controls and operations improvement initiatives.

        Operating income before goodwill amortization increased by $162 million to $189 million in 2000 from $27 million in 1999. Excluding the unusual items described above and the impact of exchange rate movements, 2000 operating income before goodwill amortization was $215 million and the margin was 16%. In constant currency terms, excluding the impact of the unusual items described above and exchange rate movements, operating income before goodwill amortization increased by $131 million in 2000 versus 1999 and the margin increased from 7% to 16%, reflecting our improved revenues as well as the benefits of effective expense controls and operations improvement initiatives.

        Net income increased by $141 million to net income of $9 million in 2000 from a net loss of $132 million in 1999. Excluding the impact of unusual items, net income increased by $119 million in 2000 versus 1999.

Revenues

        Revenues consist of commissions and fees, which increased by $57 million (5%) to $1,237 million in 2000 from $1,180 million in 1999, and interest income which increased by $4 million (6%) to $68 million from $64 million.

        Global:    Revenues generated by our Global business increased by $35 million (6%) to $616 million in 2000 from $581 million in 1999. In constant currency terms, revenues increased by 8%, mainly from improved rates and increased orders.

        North America:    Revenues generated by our North America business increased by $22 million (4%) to $542 million in 2000 from $520 million in 1999. In constant currency terms, revenues increased by 5%, reflecting firming premium rates in most areas.

        International:    Revenues generated by our International business increased by $4 million (3%) to $147 million in 2000 from $143 million in 1999. In constant currency terms, revenues increased by 15%, mainly as a result of acquisitions in Norway and Latin America. Excluding these acquisitions, International revenues increased by 9% in constant currency terms.

Expenses

        Total expenses decreased by $101 million (8%) to $1,151 million in 2000 from $1,252 million in 1999, reflecting the benefits from the improvement initiatives commenced in 1998 and the continuing tight control over expenditures. Total expenses in 2000 included restructuring charges of $18 million in our North America business related to excess lease obligations and employee termination benefits, and total expenses in 1999 included a further provision of $40 million in connection with the government initiated pension review in the UK, and employee termination costs of $7 million related to the Business Process Redesign program.

        Excluding these unusual items, total expenses in 2000 were 6% lower than in 1999 but were unchanged in constant currency terms. General and administrative expenses declined by 7% in 2000 over 1999 partly as a result of consulting expenses declining by $9 million and non-recurring expenses being $18 million lower. Non-recurring expenses were lower in 2000 primarily due to the absence in 2000 of $10 million of costs in 1999 relating to investigating and rectifying unauthorized billing and settlement practices in one of our business subunits and $10 million of additional provisions made in 1999 for a combination of errors and omissions claims and doubtful debts.

Net Gain on Disposal of Operations

        In July 2001, we completed the sale of Willis National, the UK independent financial advisor in which we had a 51% interest. The gain on disposal amounted to $22 million. In December 2001, we incurred a $5 million loss on disposal, including a net goodwill write-off of $3 million, related to the restructure of Willis Italia Holdings S.p.A, which involved the disposal of part of that business in exchange for an increase in our ownership from 50.1% to 67%.

        The gain on disposal of operations in 2000 of $1 million arose from the disposal of the business of E J Welton & Co Limited, a small UK based wholesale broker, and $7 million arose in 1999 from the disposal of KSA, an underwriting agency based in the Netherlands.

Interest Expense

        Interest expense in 2001 of $82 million was $7 million (8%) lower than in 2000, reflecting the early repayment of term loans under the senior credit facilities in both years and also the repurchase in the open market and subsequent cancellation of senior subordinated notes in 2001. Interest expense in 2000 of $89 million was unchanged from 1999.

Income Taxes

        Income tax expense for 2001 amounted to $62 million, an effective rate of 78%. This exceptionally high rate arises because tax deductions are not expected to be available for approximately 60% of the non-cash performance-based options charge and 100% of the goodwill amortization charge. Also, during 2001, there was a tax credit of $11 million arising from the restructuring of certain subsidiary companies. Adjusting for these items, and the $6 million tax charge arising from disposal of operations, the underlying tax rate for 2001 was 36%.

        Income tax expense for 2000 amounted to $33 million, an effective tax rate of 51%. Excluding goodwill amortization charges and the need to establish valuation allowances against certain deferred tax asset balances which may not be recoverable, the underlying tax rate for 2000 was 34%, the same as for 1999.

        The increase in the underlying tax rate for 2001 compared with the two previous years was mainly the result of a changing mix of our taxable income with a greater proportion arising in jurisdictions with higher tax rates. We expect the underlying tax rate in 2002 will be no higher than 2001.

Associates

        Equity in net income of our associates rose by $2 million to $4 million in 2001 mainly from increased earnings of our principal associates, Gras Savoye in France and Jaspers Wuppesahl in Germany. In 2000, equity in net income of our associates declined by $5 million from 1999 as a result of lower profits from Germany (accounting for $3 million of the decline), adverse foreign exchange and higher effective tax rates (each accounting for $1 million of the decline) were the main contributory factors.

Minority Interest

        Minority interest in 2001 declined by $6 million to $19 million from $25 million in 2000. Preference dividends were $11 million lower than the previous year following repayment of all the preference shares in June 2001.

Liquidity and Capital Resources

        As an intermediary, we hold funds generally in a fiduciary capacity for the account of third parties, typically as the result of premiums received from clients that are in transit to insurers and claims due to clients that are in transit from insurers. We report premiums, which are held on account of, or due from, clients as assets with a corresponding liability due to the insurers. Claims held by, or due to, us which are due to clients are also shown as both assets and liabilities. All these balances due or payable are included in accounts receivable and accounts payable on the balance sheet. We earn interest on these funds during the time between the receipt of the cash and the time the cash is paid out. Fiduciary cash must be kept in certain regulated bank accounts subject to guidelines, which generally emphasize capital preservation and liquidity and is not generally available to service our debt or for other corporate purposes.

        Net cash provided by operations, which excludes fiduciary cash movements, increased to $221 million in 2001 from $79 million in 2000 and $19 million in 1999. These increases were due mainly to increasing revenue and widening operating margins over the three-year period.

        The cash paid for acquisitions in 2001 equaled the cash acquired in those acquisitions; the cash consideration for the purchase of Goldman was not paid until January 2002. There were no significant payments for acquisitions in 2000, and in 1999 payments of $19 million included the purchase of an additional 15% of Jaspers Wuppesahl. Subsequent to December 31, 2001, we acquired a further 22% of Jaspers Wuppesahl at a cost of $14 million, of which $5 million is deferred until 2003.

        Net cash provided from the disposal of operations in 2001, which included PENCO and Willis National, amounted to $22 million. No significant proceeds from disposals were received in 2000 but in 1999 $15 million was received.

        In connection with many of our investments in less than wholly-owned subsidiaries and associates, we retain rights to increase our ownership percentage over time, typically to a majority or 100% ownership position. In addition, in certain instances, the other owners have a right, typically at a price calculated pursuant to a formula based on revenues or earnings, to put some or all of their shares to us.

        As part of our acquisition of 33% of Gras Savoye, we entered into a put arrangement, whereby the other shareholders in Gras Savoye (primarily two families, two insurance companies and Gras Savoye's executive management team) could put their shares to us. From 2001 to 2011, we will be obligated to buy the shares of certain shareholders to the extent that those shareholders put their shares, potentially increasing our ownership from 33% to 90% if all shareholders put their shares, at a price determined by a contractual formula based on earnings and revenue. Management shareholders of Gras Savoye (representing approximately 10% of shares) do not have general put rights between 2001 and 2011, but have certain put rights on their death, disability or retirement from which payments are not expected to exceed $24 million. From 2001 to 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ($108 million at December 31, 2001 exchange rates), or a price based on the formula, which at December 31, 2001 amounted to approximately $135 million. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period.

        While neither we nor the management of Gras Savoye expect significant exercises of the puts, on a separate or aggregate basis, in the near to medium term, we nevertheless believe that, should the aggregate amount of shares be put to us, sufficient funds would be available to satisfy this obligation. In addition, we have a call option to move to majority ownership under certain circumstances and in any event by 2009. Upon exercising this call option, the remaining Gras Savoye shareholders have a put.

        Although we discontinued our UK underwriting operations in 1991, we are still required to handle the administration of claims arising from insurance business previously written by Willis Faber (Underwriting Management) Limited on behalf of Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) and third party insurance carriers. Cash payments in connection with the renegotiated arrangements for administering the WFUM run-off amounted to $3 million during 2001 and $6 million in 2000. No significant cash payments were made in 1999, as such amounts had been pre-funded in 1998. Annual payments of about $3 million are expected to be payable in 2002.

        Cash payments in connection with the government-initiated review of personal pensions amounted to $18 million in 2001 and $21 million in both 2000 and 1999. We expect the remaining provision of $31 million at December 31, 2001 will be paid out over the next two years.

        Capital expenditures for 2001, 2000 and 1999, less the proceeds from disposals of fixed assets, were $35 million, $23 million and $30 million, respectively. We expect that capital expenditures for 2002 will continue at approximately the same level. We have funded our requirements for capital expenditures by cash generated internally from operations and expect to continue to do so in the future.

        The net proceeds from our June 2001 initial public offering amounted to $280 million. Substantially all of the proceeds were used to redeem, on June 29, 2001, all of the outstanding $273 million of preference shares in a subsidiary company, resulting in approximately $23 million per year in dividend cost savings.

        Our wholly owned subsidiary, Willis North America, entered into a credit agreement on July 22, 1998 with JPMorgan Chase Bank. The credit agreement, as amended, consists of a term loan facility of $450 million under which portions of the loan mature on four different dates between 2005 and 2008 and a revolving credit facility of $150 million. Willis North America borrowed the term loan portions of the credit agreement in full in November 1998 to refinance certain of our existing indebtedness incurred in connection with the tender offer for our predecessor. During 2001, 2000 and 1999, repayments totaling $60 million, $30 million and $12 million, respectively, were made. As a consequence, we are ahead of our repayment schedule. As of December 31, 2001, the outstanding balance on the term loans was $348 million. The next mandatory repayment under the facility is not due until 2005. The revolving credit portion is available for working capital requirements and general corporate purposes, subject to certain limitations. As of December 31, 2001, the revolving credit facility remained undrawn.

        On February 2, 1999, Willis North America issued $550 million of 9% senior subordinated notes, the proceeds from which were used to repay short-term facilities. The notes mature on February 1, 2009 and interest is payable on the notes semi-annually on February 1 and August 1 of each year. During 2001, Willis North America using cash from operations repurchased in the open market and retired $111 million principal amount of these notes. There was no material gain or loss from the repurchase.

        Total long-term debt outstanding at December 31, 2001 was $787 million, down from $958 million at the end of 2000.

        Willis North America entered into an interest rate swap agreement on December 4, 1998 with JPMorgan Chase Bank under which its LIBOR-based floating rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations, resulting in an effective base rate of 5.099% per annum, plus the applicable margin, until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis and, to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess.

        As of December 31, 2001, we had cash and cash equivalents of $128 million, an increase of $40 million from December 31, 2000. We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Item 6—Directors, Senior Management and Employees

Directors and Senior Management

        The following are the current directors and executive officers of Willis Group Holdings and their ages as of January 1, 2002. Mr. Plumeri and the executive officers named below manage the operational business and strategic direction of the Company.

Name	Age	Position
Joseph J. Plumeri	58	Chairman and Director
Henry R. Kravis	58	Director
George R. Roberts	58	Director
Perry Golkin	48	Director
Todd A. Fisher	36	Director
Scott C. Nuttall	29	Director
James R. Fisher	46	Director
Paul M. Hazen	60	Director
Frederick Arnold	47	Group Executive Vice President, Strategic Development
William P. Bowden Jr.	57	Group General Counsel
Richard J. S. Bucknall	53	Group Chief Operating Officer
Thomas Colraine	43	Group Chief Financial Officer
Janet Coolick	58	Group Chief Administrative Officer
Brian D. Johnson	59	Chief Executive Officer of the North American operations
Patrick Lucas	62	Executive Vice President; Managing Partner of Gras Savoye
Stephen G. Maycock	49	Group Human Resources Director
Joseph M. McSweeny	52	Chairman and Chief Executive Officer of Global Risk Solutions
Grahame J. Millwater	38	Chief Operating Officer of Willis Re.
John M. Pelly	48	Chairman and Chief Executive Officer of Willis Re.
James A. Ratcliffe	48	Chief Executive of Global Specialties
Sarah J. Turvill	48	Chief Executive of International operations (excluding United Kingdom and North America)
Mario Vitale	46	Executive Vice President—Group Sales and Marketing

        Joseph J. Plumeri—Joseph J. Plumeri is our Chairman and a director and has been a director of our predecessor company, TA I, since October 2000. Before joining us, Mr. Plumeri spent 32 years as an executive with Citigroup Inc. and its predecessors. Of note, Mr. Plumeri oversaw the 450 North American retail branches of Citigroup's Citibank unit. Mr. Plumeri also served as Chairman and Chief Executive Officer of Citigroup's Primerica Financial Services from 1995 to 1999. In 1994, Mr. Plumeri was appointed Vice Chairman of Citigroup's predecessor, Travelers Group Inc., and in 1993 Mr. Plumeri became the President of a predecessor of Citigroup's Salomon Smith Barney unit after overseeing the merger of Smith Barney and Shearson and serving as the President and Managing Partner of Shearson since 1990. Mr. Plumeri also serves as a director of Velcero, Inc. He is also a board member and advisor to many organizations, including The Board of Visitors of the College of William & Mary, The United Negro College Fund, The National Center on Addiction and Substance Abuse. He is also a commissioner of the New Jersey Sports and Exposition Authority.

        Henry R. Kravis—Henry R. Kravis is our director and has been a director of TA I, since 1998. Mr. Kravis is a founding partner of KKR and, since January 1, 1996, has been a managing member of KKR & Co. L.L.C., the limited liability company which is the general partner of KKR. Mr. Kravis is also a general partner of KKR Associates, L.P. and a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., BRW Acquisition, Inc., Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Corporation, MedCath Incorporated, Owens-Illinois, Inc., PRIMEDIA, Inc., Sotheby's Holdings, Inc., Spalding Holdings

Corporation, U.S. Natural Resources, Inc., Accel-KKR Company, Alliance Imaging, Inc., Birch Telecom Inc., United Fixtures Company and Worldcrest Group.

        George R. Roberts—George R. Roberts is our director and has been a director of TA I since 1998. Mr. Roberts is a founding partner of KKR, and, since January 1, 1996, has been a managing member of KKR & Co. L.L.C. Mr. Roberts is also a general partner of KKR Associates, L.P. and a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., The Boyds Collection, Ltd., DPL Inc. (The Dayton Power & Life Co.), Evenflo Company, Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Corporation, Owens-Illinois, Inc., PRIMEDIA, Inc., Safeway Inc., Spalding Holdings Corporation, U.S. Natural Resources, Inc, Accel-KKR Company, Alliance Imaging, Inc., Birch Telecom Inc., United Fixtures Company and Worldcrest Group.

        Perry Golkin—Perry Golkin is our director and has been a director of TA I since 1998. Mr. Golkin has been a member of KKR & Co. L.L.C. since January 1, 1996. Mr. Golkin was a general partner of KKR from 1995 to January 1996. Prior to 1995, he was an executive of KKR. He is a general partner of KKR Associates, L.P. He is also a member of the Board of Directors of BRW Acquisition, Inc., PRIMEDIA, Inc., Alea Group Holdings A.G., Rockwood Specialties, Inc. and Walter Industries, Inc.

        Todd A. Fisher—Todd A. Fisher is our director and has been a director of TA I since 1998. Mr. Fisher has been a member of KKR & Co. L.L.C. since January 1, 2001. Mr. Fisher was an executive of KKR from June 1993 to December 31, 2000. Mr. Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the Board of Directors of Accuride Corporation, Layne Christensen Company, BRW Acquisition, Inc., Alea Group Holdings A.G. and Rockwood Specialties, Inc.

        Scott C. Nuttall—Scott C. Nuttall is our director and has been a director of TA I since 1998. Mr. Nuttall has been an executive of KKR since November 1996. Mr. Nuttall was an executive at The Blackstone Group from January 1995 to November 1996. He is also a member of the Board of Directors of Alea Group Holdings (Bermuda) Ltd, Amphenol Corporation, BRW Acquisition, Inc., KinderCare Learning Centers and Walter Industries, Inc.

        James R. Fisher—James R. Fisher is our director and has been a director of TA I since 1998. Mr. Fisher is the managing member and majority owner of Fisher Capital Corp. L.L.C. From 1986 through March 1997, Mr. Fisher was a senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company and American Re Corporation, President of American Re Financial Products and President and Chief Executive Officer of American Re Asset Management. Before joining American Re, Mr. Fisher was a Senior Accountant at Peat, Marwick, Mitchell & Co., Chief Financial Officer of The Lawrence Corporation and Senior Manager/Director of Insurance Industry Services at Price Waterhouse. Mr. Fisher is also Chairman and Chief Executive Officer of BRW Acquisition, Inc. and a member of the Board of Directors and Chairman of the audit committee of Alea Group Holdings, A.G.

        Paul M. Hazen—Paul M. Hazen is our director and has been a director of TA I since January 1, 2001. Mr. Hazen joined Wells Fargo in 1970 and was named Chairman on November 2, 1998 and retired in 2001. Mr. Hazen served as Chairman and Chief Executive Officer from January 1, 1995 to November 2, 1998, President and Chief Operating Officer from 1984 to 1995 and Vice Chairman from 1981 to 1984. Mr. Hazen is also a director of Safeway Inc., Phelps Dodge Corporation, E.piphany Inc., Xstrata AG and is Chairman of Accel-KKR Company, Sr. Advisor to KKR, Deputy Chairman and a director of Vodafone plc and is President of Intermountain Center for Human Development.

        Frederick Arnold—Frederick Arnold is a member of the Group Executive Committee and Executive Vice President, Strategic Development. Mr. Arnold joined us in March 2000 as Executive Vice President—Development, Finance and Administration of the North American operations and was Group Chief Administrative Officer from December 2000 to June 2001. Prior to joining us, Mr. Arnold worked for 20 years as an investment banker, primarily at Lehman Brothers, Smith Barney and Arnhold and S. Bleichroeder, specializing in mergers and acquisitions and equity capital markets.

        William P. Bowden, Jr.—William P. Bowden, Jr. joined us on September 1, 2001 as our Group General Counsel and was appointed a member of the Group Executive Committee. Prior to joining us, Mr. Bowden was General Counsel for the Americas of Société Générale for four years, General Counsel of CS First Boston, Inc. for three years and Chief Counsel for the Office of the Comptroller of the Currency, an independent agency of the US Treasury Department, for four years.

        Richard J.S. Bucknall—Richard J.S. Bucknall is a member of the Group Executive Committee and was appointed Group Chief Operating Officer on January 1, 2001. His current responsibilities include Global Specialties, Global Risk Solutions, International Holdings, and UK and Republic of Ireland Retail businesses. He also has responsibilities for the discontinued United Kingdom underwriting operations. Mr. Bucknall has 35 years of experience in the insurance brokerage industry, of which 16 years have been with us.

        Thomas Colraine—Thomas Colraine is a member of the Group Executive Committee and has been the Group Chief Financial Officer since September 1997. From January 1995 to October 1996, he was Chief Financial Officer of our North American operations and was Change Program Director from October 1996 to September 1997. Mr. Colraine has 14 years of experience in the insurance brokerage industry, all 14 years of which have been with us.

        Janet Coolick—Janet Coolick became a member of the Group Executive Committee and was appointed the Group Chief Administrative Officer on July 1, 2001. Ms Coolick joined the Willis Group on March 5, 2001 as Executive Vice President and Director, Operational Efficiency. Before joining us, Ms Coolick spent 15 years with Citigroup Inc., and its predecessors where she held various executive positions including Chief of Staff and Director of Expense Management and Control.

        Brian D. Johnson—Brian D. Johnson is a member of the Group Executive Committee. He is an actuary and has been the Chief Executive Officer of the Group's North American operations since October 1, 1999. From 1994 until 1999 he was Vice Chairman and Chief Operating Officer of the North American retail business and from 1999 he was Chief Executive of that area. Mr. Johnson has 37 years of experience in the insurance brokerage industry, of which 35 years have been with us.

        Patrick Lucas—Patrick Lucas joined the Board of Directors of Willis Group Limited on April 15, 1998 as a non-executive director and became a member of the Group Executive Committee on January 1, 2001. He is the Managing Partner of Gras Savoye and Chairman and Chief Executive Officer of Gras Savoye S.A. and Gras Savoye Reassurance, positions held since 1991, 1979 and 1976 respectively. Mr. Lucas has 35 years of experience in the insurance brokerage industry.

        Stephen G. Maycock—Stephen G. Maycock became a member of the Group Executive Committee on July 1, 2001. He has been the Group Human Resources Director of the Willis Group since he joined in 1996. Prior to joining the Willis Group, he had a global human resources role with S C Johnson & Son Inc., for 13 years. Mr Maycock has five years of experience in the insurance brokerage industry, all of which have been with us.

        Joseph M. McSweeny—Joseph M. McSweeny is a member of the Group Executive Committee. He became Chairman and Chief Executive Officer of Global Risk Solutions on July 1, 2001. He joined the Willis Group in 1994 and held senior executive positions in the North American retail business until 1998 when he was appointed Chief Executive Officer of Willis Group's International operations, a position held until June 2001. Mr. McSweeny has 25 years of experience in the insurance industry, of which seven years have been with us.

        Grahame J. Millwater—Grahame J. Millwater became a member of the Group Executive Committee on December 18, 2001 and is the Chief Operating Officer of Willis Re. Mr. Millwater

joined the Willis Group in September 1985 and, while always focused on reinsurance, has had several additional cross Group responsibilities during his career with us. Mr. Millwater has 16 years of experience in the insurance brokerage industry, all of which have been with us.

        John M. Pelly—John M. Pelly is a member of the Group Executive Committee. He is Chairman and Chief Executive Officer of Willis Re., a position held since 1995. Mr. Pelly has 30 years of experience in the insurance brokerage industry, all 30 years of which have been with us. Mr. Pelly is also a non-executive director of Mitsui Sumitomo Insurance (London Management) Ltd.

        James A. Ratcliffe—James A. Ratcliffe became a member of the Group Executive Committee on December 18, 2001 and is the Chief Executive of Global Specialties. Mr. Ratcliffe joined us in September 1999 as Managing Director of the Aerospace Division. Prior to joining us, Mr. Ratcliffe was part of the Granada Group Plc for five years, encompassing responsibilities as the Managing Director of the Granada UK Rental Group and a Director of On Digital, the world's first digital terrestrial multi-channel television company. He was also Managing Director of Granada's Air Travel Group of companies. Prior to joining Granada Group, he was Managing Director of ADT Security Systems, Britain's largest electronic security company. Mr. Ratcliffe has 2 1/2 years of experience in the insurance brokerage industry, all of which have been with us.

        Sarah J. Turvill—Sarah J. Turvill became a member of the Group Executive Committee on July 1, 2001. Miss Turvill joined the Willis Group in May 1978 and for over the last 10 years has had a senior management role in the growth of our international activities, particularly in Europe where she was Managing Director from 1995 to 2001. Since July 1, 2001 Miss Turvill has been the Chief Executive of Willis Group's International operations. She has 24 years of experience in the insurance brokerage industry, all of which have been with us.

        Mario Vitale—Mario Vitale joined the Willis Group as Executive Vice President—Group Sales and Marketing on November 13, 2000 and is a member of the Group Executive Committee. Prior to joining the Willis Group, Mr. Vitale was President of the Risk Management Division of Kemper Insurance Company for one year and President of the Risk Management Division of Reliance National with full global responsibilities for 13 years. He is also on the Board of Directors of the College of Insurance in New York. Mr. Vitale has 25 years of experience in the insurance industry.

        Messrs. Kravis and Roberts are first cousins.

Compensation

        The directors, other than Mr. Plumeri, do not receive additional compensation for service in that capacity, other than customary directors' fees which for us is currently $40,000 per annum. These directors are entitled to defer receipt of those fees under the Non-Employee Directors' Deferred Compensation Plan described below. Mr. Plumeri receives no specific compensation for his services as a director or member of any committee of the Board of Directors.

        In the year ended December 31, 2001, the aggregate fees or compensation and benefits paid to all the directors and executive officers, except Mr. Lucas, as a group (21 persons) was $11,272,496. The aggregate amount of compensation and benefits of Mr. Plumeri, the highest paid director in the fiscal year, was $2,604,744.

        The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for the directors and executive officers, except Mr. Lucas, during the year ended December 31, 2001 was $614,439.

        The compensation and pension contributions for Mr. Lucas are paid by his employing company, our associate Gras Savoye.

        In addition to the information above, we hereby incorporate the additional compensation and pension information given under "Executive Compensation" in our Notice of 2002 Annual General Meeting of Shareholders and Proxy Statement which we have filed with the Securities and Exchange Commission as part of a current report on Form 6-K on March 26, 2002.

Annual Incentive Plan

        The Annual Incentive Plan provides a cash bonus to middle and senior management as well as the directors and executive officers based on performance by reference to the results of the Group and agreed qualitative objectives.

Non-Employee Directors' Deferred Compensation Plan

        Under the Non-Employee Directors' Deferred Compensation Plan, non-employee directors may elect to defer all or any portion of their fees to be earned in any given calendar year into (1) a cash account, in which the deferred fees earn interest at a rate equal to that which we do or could earn on an equal amount of money deposited with our principal lender, or (2) a stock account, which we credit with a number of Shares equal to the amount of the fees deferred into the stock account divided by the 10-day average sales price of our Shares with respect to the date the director defers his or her fees. A director shall only receive a distribution of his or her cash account (in cash) and stock account (in Shares), upon the earlier to occur of (1) a change of control of Willis Group Holdings, (2) the first business day of the calendar year following the date the director retires, resigns or otherwise separates from service as a director and (3) the termination of the plan by the Board of Directors. As of March 8, 2002, there were 500,000 shares available for distribution into stock accounts under this plan of which 6,896 Shares have been credited in aggregate to directors' stock accounts.

Amended and Restated 1998 Stock Option Plan

        The Amended and Restated 1998 Share Purchase and Option Plan for Key Employees ("1998 Plan") provides for the grant of time-based vesting options, performance-based vesting options and various other share-based grants to our employees to purchase Shares. The 1998 Plan is intended to promote the Company's long-term financial interests and growth by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to the success of our business; motivate management personnel by means of growth-related incentives to achieve long range goals; and further the alignment of interests of participants with those of the shareholders of Willis Group Holdings through opportunities for increased share ownership in us.

        As of March 8, 2002, of the time- and performance-based options granted, 27,942,472 remained unforfeited under the 1998 Plan. Under the 1998 Plan, unless otherwise provided by our Board of Directors, time-based options generally become exercisable in five equal annual installments beginning on the second anniversary of the date of grant and performance-based options generally become exercisable to the extent, if any, that performance goals generally based on Willis Group Limited's cumulative consolidated cash flow and annual EBITDA, as defined, for periods ending 2001 and 2002 are achieved. 30% of the performance-based options are calculated based upon Willis Group Limited's achievement of the cash flow targets, and the remaining 70% of the performance-based options are calculated based upon Willis Group Limited's achievement of the EBITDA targets. Upon the determination of whether and to what extent the targets are achieved, the performance-based options will vest and become exercisable in four equal annual installments, generally beginning on the third anniversary of the date of grant. The exercisability of the options may accelerate or terminate based on the circumstances surrounding an optionee's termination of employment, and both time-based and performance-based options may (in the discretion of our Board of Directors), fully accelerate upon a change in control of Willis Group Holdings.

        Unless sooner terminated by our Board of Directors, the 1998 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding on the date of the termination the 1998 Plan.

        Our Board of Directors and its compensation committee administer the 1998 Plan. Our Board of Directors may from time to time amend the terms of any grant, but, except for adjustments made upon a change in our Shares by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control or similar event, that action may not adversely affect the rights of any participant under the 1998 Plan with respect to the options without at least a majority of the participants approving such action. Our Board of Directors retains the right to amend, suspend or terminate the 1998 Plan at any time. No further grants are to be made under the 1998 Plan.

2001 Share Purchase and Option Plan

        The Willis Group Holdings 2001 Share Purchase and Option Plan (the "2001 Plan") provides for the grant of options, including "incentive stock options", to purchase our Shares and restricted shares and other share-based grants to the Company's employees. The 2001 Plan is intended to accomplish the same purposes as the 1998 Plan explained above.

        As of March 8, 2002, options and restricted shares granted over 2,038,519 Shares remained unforfeited. There are 10,000,000 shares available to be granted under the 2001 Plan, of which 5,000,000 may be granted to any one employee in any given calendar year. Options generally become exercisable on the sixth or eighth anniversary of grant. Certain option grants may accelerate depending on the achievement of certain performance goals and option grants may terminate based on the circumstances surrounding an optionee's termination of employment. The vesting of options and other share-based awards may also be accelerated, at the discretion of our Board of Directors, upon a change in control of Willis Group Holdings. In connection with certain of our option grants, employees have agreed and may in the future agree to restrict the transferability of the Shares that they own, as of the date the option is granted, for a period of six years from the date of the original option grant, which options may be forfeited without payment in the event the employees breach the transfer restrictions imposed on their Shares.

        Unless sooner terminated by our Board of Directors, the 2001 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding on the date of that plan's termination.

        Our Board of Directors and its compensation committee administer the 2001 Plan, including, without limitation, the determination of the employees to whom grants will be made, the number of shares subject to each grant and the various terms of those grants. Our Board of Directors may from time to time amend the terms of any grant, and retains the right to amend, suspend or terminate the 2001 Plan at any time.

Bonus and Stock Plan

        The Bonus and Stock Plan is a sub-plan of the 2001 Plan and provides for awards of restricted stock units (the "Award") which is, except for UK employees, simply a promise by Willis Group Holdings to deliver on the third anniversary of the grant of an Award Shares equal to the Award. For all UK employees the Award takes the form of a Zero Cost Option. The Award is determined in accordance with a formula based on the eligible bonus and the quoted market price of the Share at the date of the Award. Further, Willis Group Holdings matches the Award with an additional award of restricted stock units, equal to 25% of the Award.

Sharesave Plan

        We have established a "save as you earn" plan, which we refer to as our Sharesave Plan, which has been approved by the Inland Revenue of the United Kingdom, under which all executive directors and employees of the Company who have completed a minimum service requirement not exceeding five years and are subject to certain taxes in the United Kingdom are granted options to purchase Shares. The Sharesave Plan is a sub-plan of the 2001 Plan. Options may be granted with a sterling option price that is not less than 80% of the market value of the Shares on the date of grant and, where the Shares are to be subscribed, the nominal value if greater. The options may vest in three, five or seven years' time, with each participant being able to pay for his or her options by entering into a savings contract with a savings provider under which he or she agrees to save a regular monthly amount, not to exceed £250 per month. The options granted in 2001 were issued at fair market value and vest in August 2004. The maximum monthly saving amount is £100. At the end of the savings period, the participants receive their savings back plus a tax-free bonus, which may be used, at the participant's discretion, to exercise the option. Options not exercised within six months from the end of the contract will lapse. In addition, in the event of a change of control of Willis Group Holdings, options may be exercised within six months of the change of control. As of March 8, 2002, 593,901 Shares remain unforfeited.

        The Board of Directors may determine the maximum number of Shares available for any option grant. Options may be adjusted, subject to the prior approval of the UK Inland Revenue, to reflect variations in the share capital of Willis Group Holdings, including the capitalization, rights issue and subdivision, consolidation or reduction in the capital of Willis Group Holdings. Also, the Board of Directors may at any time amend the Sharesave Plan, which amendments must be approved by the UK Inland Revenue prior to taking effect in order to ensure that the Sharesave Plan retains its tax-qualified status. However, the Board of Directors may not make any amendments that would adversely affect the rights of participants without obtaining appropriate consents. No options may be granted under the Sharesave Plan after the tenth anniversary of the adoption of the Sharesave Plan.

Employee Stock Purchase Plan

        Under the Employee Stock Purchase Plan ("ESPP") employees of certain of our subsidiaries, currently US and Canadian subsidiaries, have the opportunity to purchase up to a maximum amount of Shares through payroll deductions over certain specified periods of time. The price for the Shares will be the lesser of the closing price of a Share on the first day or the last day of an offering period under the ESPP. The ESPP qualifies as an employee stock purchase plan under section 423 of the Internal Revenue Code, which provides the participants in the ESPP with certain tax benefits upon their subsequent sale or other disposition of the Shares that they will purchase under the terms of the ESPP. Participants in the ESPP are offered the opportunity to elect to have up to a certain amount of their salaries deducted from their paychecks over a period of six months, and to use that money to purchase Shares. In no event may a participant purchase more than $25,000 worth of Shares in any given calendar year. 103,055 Shares were issued at fair market value in accordance with the first offering under this plan.

Employee Stock Purchase Agreements

        Shares purchased by employees and former employees, the options granted to the employees and Shares an employee may receive upon exercise of an option (all as granted under the 1998 Plan), generally are subject to transfer restrictions until the sixth anniversary of the date the employees originally purchased their Shares. One exception to this transfer restriction allows an employee to sell Shares under an effective registration statement at the time Profit Sharing (Overseas), our majority shareholder and an indirect wholly-owned subsidiary of KKR, sells its Shares pursuant to such registration statement, in the same proportion as Profit Sharing (Overseas) sells its Shares. Shares and options are also subject to certain risks of forfeiture, in whole or in part, prior to the sixth anniversary of the date the employees originally purchased the stock, including, without limitation, our right to repurchase the Shares and to terminate options at a stated repurchase or termination price, which price ranges from the fair market value of the Shares to the book value per Share (for Shares purchased and options granted prior to January 20, 2001), depending upon the circumstances of an employee's termination of employment. In the event Profit Sharing (Overseas) is selling all or a portion of its Shares to an unaffiliated third party, the Shares purchased by the employees are also subject to Profit Sharing (Overseas)'s right to cause the employees to sell all or a portion of their Shares, and the employees have a right to cause Profit Sharing (Overseas) to permit employees and former employees to sell a portion of their Shares.

Employee Stock Ownership Plans and Trust

        Willis Group Limited maintains Employee Share Ownership Plans, which as of March 8, 2002, held 804,834 Shares on behalf of Willis Group directors, officers and other employees. These Shares were acquired by the Plans at the time of the 1998 acquisition of Willis Group in return for the employees forfeiting cash awards held by the Plans for their benefit. As part of the forfeiture arrangements, certain employees were granted under our Zero Cost Share Option Scheme, options over shares (now Shares), the value of which equaled on grant the cash amount of forfeited cash awards. The Plans are obliged to deliver the Shares held when the zero cost option is exercised upon payment of £1 and relevant taxes. No option may be exercised more than 10 years from the date of grant and no further options will be granted under the Scheme.

        Those employees who forfeited cash awards but did not receive a zero cost option grant have their Shares vested under the Plans at the same time they would have received the cash awards.

        The options and Shares subject to the options, as well as the other Shares held in Plans, will be subject, among other things, to our right to repurchase them at varying purchase prices upon certain terminations of employment, pursuant to the employee stock purchase agreements above. However, in the event that the Shares subject to the options are, as also described above, required by Profit Sharing (Overseas) to be sold to a third party, the participants will be entitled to receive a cash payment in respect of his or her Shares if the participant would have received cash under his or her forfeited award in that circumstance.

        In addition, options may be adjusted to reflect variations in the share capital of Willis Group Holdings including the capitalization, rights issue and subdivision, consolidation or reduction in the capital of Willis Group Holdings. The Board of Directors may amend the provisions of the Zero Cost Share Option Scheme at any time; however, the Board of Directors may not make any amendments that would disadvantage the participants without obtaining prior approval of the amendments from a majority of the participants.

        In connection with the employee stock purchase agreements described above, a trust was established at the time of the 1998 acquisition of Willis Group Limited, which through its trustees, is a party to the Management and Employees Shareholders' and Subscription Agreement, which governs the Shares purchased by our employees. Under this agreement, the trust can be required to purchase Shares and options owned by these employees whose employment with us is terminated. Also, the trust has the power to repurchase the Shares and options owned by such former and current employees and the power to sell Shares at fair market value to employees which is undertaken in connection with certain option grants under the 2001 Plan. As of March 8, 2002, the trust had an interest in 846,132 Shares which can be purchased by employees or used to satisfy options grants made by us. As of March 8, 2002, 331,250 of the Shares held by the trust were reserved to satisfy option grants when exercised.

Others

        We also maintain a deferred compensation plan for certain employees that allows employees to defer a portion of their annual compensation and Willis North America has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. Shares are available as an investment option to participants in Willis North America's 401(k) plan.

Board Practices

        The employment contracts of the directors and executive officers generally provide for six months' notice.

        On October 15, 2000, the Company entered into a five-year employment agreement with Mr. Plumeri, pursuant to which Mr. Plumeri receives an annual $1,000,000 base salary, subject to annual review, plus additional bonus amounts provided for therein. The agreement also contains certain non-compete covenants. In respect of 2001, Mr. Plumeri received a base salary of $1,000,000 plus a contractually agreed bonus of $1,000,000. Mr. Plumeri was awarded an additional $1,000,000 discretionary bonus determined by the Board of Directors for extraordinary performance, less $244,000 of corporate costs relating to the Company's private airplane and other travel, lodging and business entertainment expenses, for which Mr. Plumeri wanted to be personally responsible as an example of corporate cost consciousness to other officers and employees of the Company. Out of the $756,000 discretionary bonus payable Mr. Plumeri elected to purchase 6,194 restricted stock units for $166,250, which the Company matched with an additional 1,548 units, all in accordance with the terms of the Bonus and Stock Plan applicable to other officers and employees of the Company.

        The agreement's term ends upon the earlier of October 15, 2005 or the giving by either party of 90 days' prior written notice. In general, upon Mr. Plumeri's termination of employment without cause or by Mr. Plumeri's resignation with good reason (which terms are defined in the agreement), including a resignation by Mr. Plumeri following a change of control (as defined in the agreement), he will receive payments and benefits based on formulae, which in no case exceeds an amount equal to the sum of three times annual base salary, bonus and benefits due to him.

        Further, if any payment or benefit payable to Mr. Plumeri after a change in ownership or control would be considered to be an excess parachute payment subject to a Federal excise tax, then Mr. Plumeri will be paid an additional payment or benefit to gross up the amount of the excise tax.

        Following his retirement (or any termination of Mr. Plumeri's employment) at normal retirement age 65, he will be eligible to receive a retirement benefit for the rest of his life, generally equal to 5.3% of his base salary. Eligible compensation for pension purposes is limited by the Internal Revenue Service. The Willis North America Inc. Pension Plan does not consider bonuses as eligible compensation.

Board Committees

        The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to (a) the annual financial information to be provided to shareholders and the Securities and Exchange Commission; (b) the system of internal controls that management has established; and (c) the internal and external audit process. In addition, the Audit Committee provides an avenue for communication between internal audit, the independent auditors, management and the Board. The members of the Audit Committee are J.R. Fisher, P. Golkin, T.A. Fisher, S.C. Nuttall and P.M. Hazen.

        The Compensation Committee determines the compensation of the Chairman and other senior executives. In addition, the Compensation Committee administers Willis Group Holdings' stock-based award plans. The members of the Compensation Committee are P. Golkin, T.A. Fisher, S.C. Nuttall and P.M. Hazen.

        The Executive Committee has all the powers of the Board, when it is not in session, in the management of the business and affairs of the Company except as otherwise provided in resolutions of the Board and under applicable law. The members of the Executive Committee are J.J. Plumeri, P. Golkin and T.A. Fisher.

Employees

        At December 31, 2001, 2000 and 1999 we had approximately 11,300, 10,470 and 10,716 employees, broken down by geographic location as follows:

Year	United Kingdom	United States	Rest of the World
2001	3,485	3,885	3,930
2000	3,890	3,870	2,710
1999	3,916	4,518	2,282

        We are not involved in any material dispute with employees and management believes that relations with employees are good.

Share Ownership

        The interests of the directors and executive officers in Shares at March 8, 2002 were as follows:

	No. of Shares(1)	Percent ownership of Shares
Joseph J. Plumeri	2,854,251	1.2%
Henry R. Kravis(2)	77,750,683	52.7%
George R. Roberts(2)	77,750,683	52.7%
Perry Golkin(2)	77,784,683	52.7%
Todd A. Fisher(2)	77,758,683	52.7%
Scott C. Nuttall(2)	77,753,683	52.7%
James R. Fisher(3)	598,078	*
Paul M. Hazen	37,037	*
Frederick Arnold	105,176	*
William P. Bowden Jr.	19,886	*
Richard J. S. Bucknall	310,000	*
Thomas Colraine	189,100	*
Janet Coolick	13,731	*
Brian D. Johnson	250,000	*
Patrick Lucas	50,000	*
Stephen G. Maycock	96,036	*
Joseph M. McSweeny	192,871	*
Grahame J. Millwater	85,040	*
John M. Pelly	305,000	*
James A. Ratcliffe	51,360	*
Sarah J. Turvill	77,000	*
Mario Vitale	145,000	*

*
less than 1%

(1)
The figures disclosed include options exercisable within 60 days from March 8, 2002.

(2)
77,750,683 Shares are beneficially owned by KKR 1996 Overseas, Limited and are owned of record by Profit Sharing (Overseas), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership, which is the general partner of KKR

  1996 Fund (Overseas), Limited Partnership, which is the general partner of Profit Sharing (Overseas), Limited Partnership. Messrs. Henry R. Kravis, George R. Roberts, Robert I. McDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Todd A. Fisher as members of KKR 1996 Overseas, Limited, may be deemed to share beneficial ownership of any Shares beneficially owned by KKR 1996 Overseas, Limited but disclaim such beneficial ownership. Scott C. Nuttall is a director and an executive of KKR. Mr. Nuttall is also a limited partner of KKR Associates II (1996), Limited Partnership. Mr. Nuttall disclaims beneficial ownership of any of our shares beneficially owned by KKR and KKR Associates II (1996), Limited Partnership. The amounts owned by Messrs. Golkin, Fisher and Nuttall include 34,000, 8,000 and 3,000 Shares respectively. The address of KKR 1996 Overseas, Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, B.W.I., and the address of each individual listed above is c/o Kohlberg Kravis Roberts & Co., L.P., 9 West 57th Street, New York, New York 10019.

(3)
James R. Fisher owns 28,500 Shares. Fisher Capital Corp. L.L.C., is the beneficial owner of 505,657 Shares which include currently exercisable options to purchase 422,501 Shares. Mr. Fisher, as the managing member and majority owner of Fisher Capital Corp. L.L.C., may be deemed to share ownership of any Shares beneficially owned by Fisher Capital Corp. L.L.C. but disclaims such beneficial ownership. James R. Fisher has an interest in 63,921 Shares as an investor through KKR Partners (International) Limited Partnership. Mr. Fisher may be deemed to share beneficial ownership of any Shares beneficially owned by KKR Partners (International) Limited Partnership but disclaims such beneficial ownership. The address of Mr. Fisher and Fisher Capital Corp. L.L.C is 8 Clarke Drive, Cranbury, New Jersey 08512.

        The following table provides information for each of our directors and executive officers who held options to purchase Shares at March 8, 2002. In addition to the information below, we hereby incorporate the additional option information given under "Executive Compensation" in our Notice of 2002 Annual General Meeting of Shareholders and Proxy Statement which we have filed with the Securities and Exchange Commission as part of a current report on Form 6-K on March 26, 2002.

	Date of Grant	No. of Shares Underlying Options Granted	Exercise Price(1)	Option Expiration Period
Joseph J. Plumeri	October 15, 2000	5,164,222	£2	October 15, 2010
Henry R Kravis	—	—	—
George R. Roberts	—	—	—
Perry Golkin	—	—	—
Todd A. Fisher	—	—	—
Scott C. Nuttall	—	—	—
James R. Fisher(2)	—	—	—	—
Paul M. Hazen	June 11, 2001	111,111	$13.50	June 11, 2011
Frederick Arnold	July 6, 2000	200,000	£2	December 18, 2010
William P. Bowden, Jr.	September 10, 2001	11,362	$17.60	September 10, 2011
Richard J.S. Bucknall	December 18, 1998	400,000	£2	December 18, 2008
	December 29, 2000	187,500	£2	December 29, 2010
	June 11, 2001	393	£9.85	January 31, 2005
Thomas Colraine	December 18, 1998	406,656	£2	December 18, 2008
	June 11, 2001	393	£9.85	January 31, 2005
	February 27, 2002	5,547	$26.84	February 27, 2012
Janet Coolick	June 11, 2001	5,554	$13.50	June 11, 2011
Brian D. Johnson	December 18, 1998	400,000	£2	December 18, 2008
Stephen G. Maycock	December 18, 1998	210,496	£2	December 18, 2008
	June 11, 2001	393	£9.85	January 31, 2005
Joseph M. McSweeny	December 18, 1998	209,411	£2	December 18, 2008
	July 6, 2000	218,644	£2	July 6, 2010
Grahame J. Millwater	December 18, 1998	213,902	£2	December 18, 2008
	June 11, 2001	393	£9.85	January 31, 2005
John M. Pelly	December 18, 1998	360,000	£2	December 18, 2008
	December 29, 2000	125,000	£2	December 29, 2010
	June 11, 2001	393	£9.85	January 31, 2005
James A. Ratcliffe	July 6, 2000	120,000	£2	July 6, 2010
	June 11, 2001	393	£9.85	January 31, 2005
Sarah J. Turvill	December 18, 1998	108,000	£2	December 18, 2008
	June 11, 2001	393	£9.85	January 31, 2005
Mario Vitale	December 29, 2000	250,000	£2	December 29, 2010

(1)
£2 equals $2.90, based on the exchange rate as of December 31, 2001 of $1.45 = £1.00 and £9.85 equals $14.28 based on the same exchange rate. £9.85 was the pound sterling equivalent of $13.50, our initial public offering price, at the time of the offering.

(2)
Fisher Capital Corp. L.L.C., of which James R. Fisher is the managing member and majority owner, is the beneficial owner of options to purchase 422,501 Shares. Mr. Fisher may be deemed to share beneficial ownership of options held by Fisher Capital Corp. L.L.C. and in the Shares should the options be exercised, but disclaims such beneficial ownership.

Item 7—Major Shareholders and Related Party Transactions

Major Shareholders

        Willis Group Holdings is the ultimate parent company of the Group.

        Willis Group Holdings' ultimate controlling party is KKR 1996 Overseas, Limited, which is the general partner of KKR Associates II (1996), Limited Partnership, which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership, which is the general partner of Profit Sharing (Overseas), Limited Partnership which beneficially owns 52.7% or 77,750,683 Shares. During 2001, as a consequence of two public offerings, the percentage owned decreased from 74.3% or 92,002,916 Shares.

Related Party Transactions

        In 2001, we paid annual fees, quarterly in arrears, of $1,000,000 to KKR and $350,000 to Fisher Capital Corp. L.L.C. for management, consulting and certain other services provided to the Company and its subsidiaries. We also reimbursed their incidental expenses in connection with those services.

        Willis North America has an interest of approximately 7.5% in OneShield Inc., a company it is partnering with to bring major segments of its workflow process on United States business to the Internet. Our subsidiary also has warrants in OneShield Inc., which on exercise could increase its interest to approximately 12.5% on a fully diluted basis. The partners and employees of KKR and Fisher Capital Corp. L.L.C., some of whom serve as our directors, have current interests of 16.7% in aggregate and 0.3% respectively in OneShield Inc. Fisher Capital Corp. L.L.C. also has an interest of 0.3% in OneShield Inc.

        In 2000, our United States and United Kingdom subsidiaries received advice and consultancy services relating to their overall approach to e-business strategy and specific opportunities from Dynamis Solutions Inc., who received fees of approximately $319,000. At that time the partners and employees of KKR had interests of 14.23% in aggregate in Dynamis Solutions.

        Through a series of transactions in late 1998, Trinity Acquisition Limited, an entity formed by KKR for purposes of effecting the acquisition, acquired Willis Group Limited in a going private transaction. Trinity Acquisition financed the acquisition with common and preferred equity investments, senior subordinated debt financing and borrowings under a senior credit agreement. In addition to common equity invested by the KKR 1996 Fund (Overseas), Limited Partnership, equity financing for the acquisition came from six major insurance companies, Axa Insurance, Royal & Sun Alliance Insurance Group, The Chubb Corporation, The Hartford Financial Services Group, Inc., Travelers Property Casualty Corp. and The Tokio Marine and Fire Insurance Company, Limited (the "consortium") which invested in the preferred equity of one of our subsidiaries and, to a lesser extent, in our common equity. The preferred equity was redeemed in 2001.

        In the ordinary course of our business we have placed and will continue to place premiums with the members of the consortium who beneficially own in aggregate approximately 12% of our Shares as of March 8, 2002.

        From time to time, in the ordinary course of business and on commercial terms the Company's insurance brokerage subsidiaries may provide services to directors or executive officers and their families in connection with their personal insurance requirements.

        R.J.S. Bucknall, was an Underwriting Member of Lloyd's during 2001. Some of our insurance brokerage subsidiaries place risks with the syndicates in which R.J.S. Bucknall participates in the normal course of their brokerage activities on the same basis as those subsidiaries do with other Lloyd's syndicates. Willis Group Limited has guaranteed the performance obligations of Willis North America in respect of the pension benefits for B.D. Johnson under the Willis North America Inc. Executive Supplemental Retirement Plan, an unfunded pension plan. We have also given J.J. Plumeri a guarantee in respect of Willis North America's performance obligations under its employment agreement with Mr. Plumeri.

        During 2000, our subsidiary, Willis North America, acquired from J.J. Plumeri, our Chairman, a 12.5% undivided interest in a Citation V Ultra aircraft for $693,719. The transaction was conducted on terms equivalent to those that prevail in arms' length transactions.

        In connection with Paul M. Hazen becoming a non-employee member of our Board of Directors, he purchased 37,037 Shares at the initial public offering price of $13.50 per Share and was granted on June 11, 2001, under the 1998 Plan, an option to purchase 111,111 Shares at $13.50 per share. The options are exercisable from June 2003 until June 2011.

        Willis Group Holdings has entered into a shareholder rights agreement and a registration rights agreement with the consortium members and Profit Sharing (Overseas) Limited Partnership. Under that shareholder rights agreement, certain holders of the Shares will be subject to rights of, and restrictions on, transfer, as well as the other provisions described below.

        Under the shareholder rights agreement, each member of the consortium has the right to require a proposed acquirer of any of the Shares held by Profit Sharing (Overseas) or any of its affiliates to purchase a specified percentage of that member's holding of the Shares on similar terms. Additionally, if Profit Sharing (Overseas) or any of its affiliates receives a bona fide offer from a third party to purchase a majority of the Shares then owned by them, they may require each member of the consortium to sell a similar proportion of their Shares to that third party on similar terms.

        The shareholder rights agreement provides that if before September 2, 2003 Profit Sharing (Overseas), any of its affiliates or Willis Group Holdings or any of its subsidiaries receive a written, unsolicited offer from a third party to enter into a transaction which would result in a sale of the business, then the members of the consortium will have the right to match the unsolicited offer, and that offer may not be accepted if any member of the consortium makes an offer at the same price and on the same terms in writing within 35 days of being notified of the unsolicited offer. In addition, if during that period Profit Sharing (Overseas) or Willis Group Holdings or any of its subsidiaries propose to enter into a transaction which would result in a sale of the business other than in an unsolicited offer, that entity must first allow the members of the consortium to make an offer to enter into a similar transaction within 30 days, but if Profit Sharing (Overseas) or Willis Group Holdings decide to refuse that offer, or if no member of the consortium makes this type of offer, then Profit Sharing (Overseas) or Willis Group Holdings or any of its subsidiaries, as the case may be, will be free to enter into a transaction resulting in a sale of the business, provided that a definitive agreement is entered into within specified time periods at the same or a higher price. These provisions will also apply to the entering into of a transaction or series of related transactions, whether by an unsolicited offer or a proposal by Profit Sharing (Overseas) or any of its affiliates to enter into such a transaction, whereby Profit Sharing (Overseas) and its affiliates would transfer at least 30% of the issued Shares to a single person or a group of persons acting in concert.

        Willis Group Holdings has entered into a registration rights agreement with the members of the consortium. Under the registration rights agreement, the consortium members and certain of their transferees, subject to a number of conditions and limitations, may require Willis Group Holdings to file a registration statement under the Securities Exchange Act of 1934 to register the sale of the Shares held by them. Willis Group Holdings may be required to file up to four registration statements. The registration rights agreement also provides, subject to a number of conditions and limitations, that the consortium members and those transferees have piggy-back registration rights in connection with registered offerings of the Shares that are initiated by Willis Group Holdings. Under this agreement, Willis Group Holdings is required to pay all registration expenses. In addition, Willis Group Holdings is required to indemnify the persons whose Shares are registered, and they in turn are required to indemnify Willis Group Holdings with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

        Willis Group Holdings has entered into a registration rights agreement with Profit Sharing (Overseas). Like the registration rights agreement with the members of the consortium discussed in the previous paragraph, this agreement gives Profit Sharing (Overseas), the right, subject to a number of conditions and limitations, to demand the registration of the Shares that it owns or to partake in a registration initiated by Willis Group Holdings. Willis Group Holdings is responsible for expenses for the first 10 registrations of each class or series of the Company's securities held by it. In addition, Willis Group Holdings is required to indemnify Profit Sharing (Overseas), and it in turn is required to indemnify Willis Group Holdings, with respect to any information they provide, against certain liabilities in respect of any registration statement or offering covered by the registration rights agreement.

        Our bye-laws permit directors to hold office with us or act in a professional capacity for us, other than as an auditor. In addition, our bye-laws permit directors to be interested in any transaction or arrangement with us or in which we are otherwise interested. Under our bye-laws, so long as a director declares the nature of his or her interest as required by the Companies Act, any transaction or arrangement in which he or she is interested may not be voided on the basis of his or her interest. In addition, under our bye-laws, a director that has disclosed his or her interest in a transaction or arrangement with us may be counted in the quorum and vote at any meeting at which the transaction or arrangement is considered by our Board of Directors.

        We believe that the transactions described in this section between Willis Group Holdings or our subsidiaries and affiliates are on terms no less favourable to Willis Group Holdings or our subsidiaries than the terms that would be available to Willis Group Holdings or its subsidiaries in transactions with a non-affiliated third party. We intend that future transactions with our affiliates will be on a similar basis.

Item 8—Financial Information

Consolidated Statements and Other Financial Information

Financial Statements

        See "Item 18—Financial Statements".

Legal Proceedings

        General.    We are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Like other corporations, however, we are also subject to a variety of other claims, including those relating to our employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant. Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles applicable we have established provisions against these items which are believed to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments. On the basis of current information, we do not expect that the outcome of the actual claims, lawsuits and proceedings to which we are subject or potential claims, lawsuits and proceedings relating to the matters described below, either individually or in the aggregate, will have a material adverse effect on our financial conditions, results of operations or liquidity.

        The material actual or potential claims, lawsuits and proceedings, of which we are currently aware are:

        Sovereign/WFUM.    Sovereign, a wholly owned subsidiary of ours, operated as an insurance company in the UK and from 1972 Sovereign's underwriting activities were managed by another wholly owned subsidiary of ours, Willis Faber (Underwriting Management) Limited, or WFUM. WFUM also provided underwriting agency and other services to third-party insurance companies, which we refer to as the stamp companies, some of which are long-standing clients of ours. As an underwriting agent, WFUM did not issue any contracts of insurance or reinsurance in its own name or retain any underwriting risks for its own account. As part of its services as agent, WFUM arranged insurance and reinsurance business on behalf of Sovereign and the stamp companies in the following main classes of insurance: marine, non-marine, casualty and aviation. WFUM also arranged reinsurance on behalf of Sovereign and the stamp companies through third-party brokers, as well as through brokers within our group of companies.

        In 1991, Sovereign ceased underwriting new business and WFUM ceased arranging new business on behalf of Sovereign and the stamp companies. From that time until August 1998, WFUM administered the business it arranged on behalf of Sovereign and the stamp companies, referred to as handling the "run-off" of the business. From 1998, the run-off services were transferred to a new subsidiary of ours which services have in turn been sub-contracted to a third party with experience in running off pools with an insolvent member. In the case of Sovereign, those services are provided directly by that third party. One of our subsidiaries has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to certain agreed guidelines as to timing and amount. The amounts to be funded under the run-off arrangements are currently within the aggregate of the unused provisions we have made. However, we cannot assure you that the provisions will be adequate to cover the actual run-off costs over time. Although we expect the run-off of the business to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process.

        In July 1997, Sovereign received an adverse arbitration decision in respect of a dispute between Sovereign and one of its reinsurers regarding the enforceability of certain reinsurance which WFUM had arranged. The award is confidential and non-binding as to third parties. As a result of the decision, the directors of Sovereign determined that Sovereign could not continue to trade unless Willis Group provided unlimited financial support. Willis Group's directors decided that, in the interests of our shareholders, this support for Sovereign could not be justified. Accordingly, Sovereign's directors placed Sovereign into provisional liquidation on July 11, 1997. On January 5, 2000, a scheme of arrangement proposed by Sovereign to its creditors became effective. The stated purpose of the scheme of arrangement is to resolve Sovereign's liabilities and provide that Sovereign's business is run off in as orderly a manner as possible. Sovereign's provisional liquidators have been discharged from office and have been appointed as scheme administrators. On January 16, 2001, the scheme administrators announced an initial payment percentage of 30% payable out of Sovereign's assets. Those creditors with established scheme liabilities received payment by May 2001. Sovereign's assets are separate and distinct from ours, and any payment from Sovereign will have no effect on our results of operations, financial condition or liquidity.

        Following the adverse arbitration decision, Sovereign and certain of the stamp companies expressed concern about the enforceability of other reinsurance put in place by WFUM on behalf of Sovereign and the stamp companies. We understand Sovereign has recently prevailed in an arbitration to ensure that a reinsurer honors its obligations to Sovereign on similar facts to the previous adverse arbitration decision. The reinsurer failed to obtain permission to appeal to the English courts. We also understand that Sovereign and possibly some of the stamp companies have commenced arbitration proceedings with a number of other reinsurers that are at a preliminary stage. Accordingly, we cannot assure you that there will be no further arbitration decisions, court decisions or discounted settlements arising in the future that result in shortfalls in reinsurance recoveries for Sovereign or the stamp companies. Other reinsurers which underwrite Sovereign's or the stamp companies' reinsurance contracts may seek to challenge the enforceability of such contracts. The failure of Sovereign or the stamp companies to collect reinsurance following any adverse arbitration awards would increase the likelihood of them pursuing claims against WFUM.

        Sovereign and the stamp companies have reserved their rights generally in respect of such potential claims, and WFUM, Willis Group and certain of our brokerage subsidiaries have entered into standstill agreements which preserve the rights of potential claimants with respect to their potential claims. The scheme administrators and/or the stamp companies may seek to bring claims directly against Willis Group and hold it responsible for the liabilities of its subsidiaries. Although claims that Willis Group is liable merely because it is the subsidiary's parent are difficult to pursue successfully under English law, we cannot assure you that claims will not be made or, if made, that such claims could not succeed. The scheme administrators or the stamp companies may also seek to bring claims in respect of alleged acts or omissions of other subsidiaries or of Willis Group.

        We and our subsidiaries have not made any financial provisions in respect of possible future claims relating to alleged breach of duty by WFUM or otherwise, although if and to the extent that these claims are pursued it may be necessary for our affected subsidiaries to review the need for financial provisions. Those companies in our group with insurance protection have notified their insurance providers of certain potential claims. We do not know whether any of these claims will be made; the validity and amount of such claims and the extent, if any, to which they will be covered by insurance, after giving effect to the applicable deductibles, exclusions and limits, can be assessed only when and if these claims are made.

        We plan to continue to deal with the foregoing matters in our best interests and in a manner designed to assist an orderly run-off of the obligations of Sovereign and of the stamp companies while limiting the costs of resolution. It is possible that circumstances may lead the directors of WFUM to place WFUM in liquidation.

        Pension Review.    As is the case for many companies involved in selling personal pension plans to individuals in the United Kingdom from 1988 to 1994, we face liabilities as a result of the pension transfers and opt-outs review initiated by the United Kingdom government. Sellers of personal pension plans have been subject to liabilities based on claims that they allegedly mis-sold pension products or gave improper advice. In particular, the regulators of the companies that engaged in this business, such as our independent financial advisory business, Willis Corroon Financial Planning Limited, required these companies to compensate individuals who withdrew from their previous or existing company pension plans or who were otherwise advised to set up personal plans, to the extent that following withdrawal, and the consequent loss of the employer contribution, that individual's personal pension plan did not produce returns equal to those that would have been achievable with an employer's company-sponsored plan. Whether compensation is due to a particular individual, and the amount of any compensation, is dependent on the subsequent performance of the pension plan sold and the relative cost to reinstate that individual into his or her prior company pension plan. These amounts could be significant and, in that case, materially adversely affect our results of operations or financial condition. Although we believe that the provisions established for the pension review are prudent, there remains a possibility that the provisions made will be insufficient.

        World Trade Center.    We acted as the insurance broker, but not as an underwriter, for the placement of both property and casualty insurance for a number of entities which were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties LLC, which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. Although the World Trade Center complex insurance was bound at or before the July 2001 closing of the leasehold acquisition, consistent with standard industry practice, the final policy wording for the placements was still in the process of being finalized when the twin towers and other buildings in the complex were destroyed on September 11, 2001. There are a number of lawsuits pending in the United States between the insured parties and the insurers but we are not a party to any of these lawsuits. Other disputes may also arise in respect of the World Trade Center insurance placed by us which could affect the Company, including claims by one or more of the insureds that we made culpable errors or omissions in connection with our brokerage activities. However, we do not believe that our role as broker will lead to liabilities which in the aggregate would have a material adverse effect on our results of operations, financial condition or liquidity.

        Insurance Market Dispute.    Various legal proceedings are pending, have been concluded or may commence between reinsurers, reinsureds and in some cases their intermediaries, including reinsurance brokers, relating to personal accident excess of loss reinsurance for the years 1993 to 1998. The proceedings principally concern allegations by reinsurers that they have sustained substantial losses due to an alleged abnormal "spiral" in the market in which the reinsurance contracts were placed, the existence and nature of which, as well as other information, was not disclosed to them by the reinsureds or their reinsurance broker. A "spiral" is a market term for a situation in which reinsureds and reinsurers reinsure each other with the effect that the same loss or portion of that loss moves through the market multiple times.

        The reinsurers concerned are taking the position that, despite their decisions to underwrite risks or a group of risks, they are no longer bound by their reinsurance contracts. As a result, they have stopped settling claims and are seeking to recover claims already paid. We also understand that there have been two arbitration awards in relation to a spiral, among other things, in which the reinsurer successfully argued that it was no longer bound by parts of its reinsurance program. Willis Limited, our principal insurance brokerage subsidiary in the United Kingdom, acted as the reinsurance broker or otherwise as intermediary, but not as an underwriter, for numerous personal accident reinsurance contracts, including for two contracts that were involved in one of the arbitrations. Due to the small number of reinsurance brokers generally, Willis Limited was one of a small number of brokers active in the market for this reinsurance during the relevant period. We also utilized other brokers active in this market as sub-agents, including brokers who are parties to the legal proceedings described above, for certain contracts and may be responsible for any errors and omissions they may have made. One proceeding brought by one of the reinsurers concerned commenced on January 21, 2002 in the English High Court against certain parties, including a sub-broker that Willis Limited used to place two of the contracts involved in this trial. This trial is the first major public proceeding relating to the alleged spiral. Although neither we nor any of our subsidiaries are a party to this or any other proceeding or arbitration, Willis Limited has entered into standstill agreements with certain of the reinsureds for which it has acted as reinsurance broker or otherwise as intermediary, with the primary purpose of tolling the statute of limitations pending the outcome of proceedings between the reinsureds and reinsurers so that those reinsureds would not feel compelled to commence proceedings against Willis Limited in order to avoid the lapse of any claims they may have.

        As a result of the significant amount of underwriting losses that the underwriters for personal accident reinsurance have incurred, settlements between reinsureds and reinsurers have largely stopped. It is possible that reinsureds or reinsurers or other intermediaries may bring claims against Willis Limited or may ask Willis Limited to contribute to any settlements that may be reached. We understand that industry groups have been or are being formed with a view to seeking a market-wide settlement of claims arising in various years, and Willis Limited has been approached to join groups for certain years. Although at this time no claims are pending against Willis Limited and we have not joined any settlement effort, claims may be made against Willis Limited if reinsurers do not pay claims on policies issued by them. It is too early to know what amount of underwriting losses will be alleged to be attributable to an abnormal spiral or the other issues that may be raised, or what amount, if any, reinsureds or reinsurers or other intermediaries may seek to recover from Willis Limited.

        Baccala & Shoop.    Prior to 1984, Baccala and Shoop Insurance Services, a US subsidiary, acted as managing general agent for certain insurance issuing companies, including three subsidiaries of The Hartford Financial Services Group, Inc. Since Baccala and Shoop ceased active operations in 1983, issuing companies (including Hartford) have notified Baccala and Shoop of potential errors and omissions claims against Baccala and Shoop. In August 1987, Baccala and Shoop, Hartford and Willis North America entered into a Standstill Agreement, amended in 1994, pursuant to which the statutes of limitations on Hartford's claims against Baccala and Shoop were tolled indefinitely in exchange for Hartford's agreement to forbear filing complaints against Baccala and Shoop based on these potential claims. Since 1983, the Group has paid approximately $7.9 million in settlement of errors and omissions claims brought by certain other issuing companies, including issuing companies that went into liquidation. There has been no notification of additional potential claims from Hartford or other issuing companies since 1992. Hartford has not stated what it believes to be its total aggregate losses potentially attributable to Baccala and Shoop.

Significant Changes

        None.

Item 9—The Offer and Listing

Markets

        Our Shares have been traded on the New York Stock Exchange under the symbol "WSH" since June 11, 2001. The high and low closing prices of our Shares, as reported by the New York Stock Exchange, are set forth below for the periods indicated.

	Price Range of Shares
	High	Low
2001:
June (from June 11, 2001)	$18.50	$16.00
July	$17.77	$16.25
August	$19.95	$16.75
September	$23.95	$17.60
October	$25.02	$22.45
November	$25.01	$22.20
December	$23.80	$23.00
2002:
January	$27.43	$21.70
February	$28.40	$26.55
March (through March 8, 2002)	$26.90	$25.66

        On March 8, 2002, the last reported sale price of our Shares as reported by the New York Stock Exchange was $25.66 per Share. As of March 8, 2002, there were approximately 400 shareholders of record of our Shares.

Item 10—Additional Information

Memorandum of Association and Bye-laws

        The following is a summary of certain material rights of the shareholders of Willis Group Holdings under the provisions of Willis Group Holdings' Memorandum of Association and Bye-laws.

Voting Rights and Shareholders' Meetings

        Holders of our Shares are entitled to one vote per Share held of record on all matters submitted to a vote of shareholders. Unless required by Bermuda law or our bye-laws, voting at general meetings is decided by a simple majority of the votes cast at a meeting at which a quorum is present. Under our bye-laws, shareholders representing at least 50% of the issued and outstanding Shares present in person or by proxy and entitled to vote constitute a quorum. Under our bye-laws, the vote of 75% of the outstanding Shares entitled to vote and the approval of a majority of the board is required to amend bye-laws regarding appointment and removal of directors, remuneration, powers and duties of the board, indemnification of directors and officers, director's interests and the procedures for amending bye-laws. Any Share entitled to vote may be voted by written proxy and proxies may be valid for all general meetings. There are no limitations under Bermuda law on the voting rights of non-resident or foreign shareholders.

        Under Bermuda law, a company is required to convene at least one general shareholders' meeting per calendar year. Under Bermuda law and our bye-laws, general meetings of shareholders may either be annual or special. Under Bermuda law, special general meetings must be called upon the request of shareholders holding not less than 10% of the paid up capital of the company carrying the right to vote at general meetings. Directors may also convene special general meetings as they deem necessary.

        Bermuda law requires that shareholders be given at least five days' advance notice of a general meeting, although the accidental omission of notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, notice of annual general meetings must be made in writing at least 21 days before the meeting and notice of special general meetings must be made in writing at least 7 days before the meeting.

Election or Removal of Directors

        Under Bermuda law and our bye-laws, directors are elected at the annual general meeting or to serve until their successors are elected or appointed, unless they are earlier removed or resign.

        The election of our directors is determined by a simple majority of votes cast, except as otherwise required by law. Our shareholders do not have cumulative voting rights. Accordingly, holders of a majority of the Shares entitled to vote in any election of directors may elect all directors.

        Under Bermuda law and our bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided that the director was served with at least 14 days' notice. The director has a right to be heard at the meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any election, by the Board of Directors.

Duties of Directors and Officers

        Under the Companies Act, the duties of directors and officers are to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of the company is also required to comply with the provisions of the Companies Act, all related regulations and the company's bye-laws. In addition, the directors are subject to common law fiduciary duties. These duties include the duty to act bona fide in the best interests of the company, and not for any collateral purpose.

        Under Bermuda law, the directors' duties are owed to the company itself, not to its shareholders or members, creditors, or any class of either shareholders, members or creditors. In discharging his or her duties, a director is required to exercise the care and skill which may be reasonably expected of a person with the director's skills and experience.

        Bermuda law renders void any provision in the bye-laws or in any contract between a company and any director exempting him or her from or indemnifying him or her against any liability in respect of any fraud or dishonesty of which he or she may be guilty in relation to the company. In addition, the Companies Act provides that where a director, officer or auditor of a company is found liable to any person for damages arising out of the performance of any function of his or her duties, he will only be held jointly and severally liable if it is proved that he or she knowingly engaged in fraud or dishonesty. In any other case, the court will determine the percentage of responsibility of all parties it determines has contributed to the loss or liability of the plaintiff, and the liability of any one director, officer or auditor shall be equal to the total loss suffered by the plaintiff multiplied by the director's, officer's or auditor's percentage of responsibility as determined by the court.

Dividend Rights

        Dividends are payable only when declared by the Board of Directors. Bermuda law prohibits a company from declaring a dividend or making a distribution out of contributed surplus if there are reasonable grounds for believing that the company is, or would after payment, be unable to pay its liabilities as they become due, or the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. All dividends unclaimed for a period of six years after having been declared will be forfeited and revert to us. Except as noted in this paragraph, there are no limitations under Bermuda law on the rights of non-resident or foreign shareholders to receive dividends.

Rights in Liquidation

        In the event of our liquidation, after payment of all debts and liabilities, Willis Group Holdings will distribute its remaining assets to its shareholders in proportion to their ownership of outstanding shares, subject to the preferential rights accorded to any series of preferred stock.

Pre-emptive rights

        Generally, holders of our Shares have no pre-emptive rights. In limited circumstances not involving a public offering, pursuant to our shareholder rights agreement, members of the consortium are entitled to pre-emptive rights.

Changes in Capital

        Willis Group Holdings may from time to time by shareholders' resolution passed by a simple majority:

  •
  increase its share capital to be divided into Shares in the amount that the resolution prescribes;
  •
  divide its Shares into several classes with different rights;
  •
  consolidate and divide any or all of its share capital into Shares of a larger amount than its existing Shares;
  •
  sub-divide any of its Shares into shares of a smaller amount than that fixed by its memorandum of association, as long as the proportion between the amount paid and the amount, if any, unpaid on each reduced share be the same as on the share from which the reduced share is derived;
  •
  cancel Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the cancelled Shares;
  •
  change the currency denomination of its share capital; and
  •
  authorize the reduction of issued share capital or any share premium.

Transfer of Shares

        Transfer of Shares must be in writing. The instruments of transfer of a share may be in any form which our Board of Directors approves.

Modification of rights

        The bye-laws provide that, subject to Bermuda law, the rights attached to any class of Shares may be modified by a resolution passed at a separate general meeting of the holders representing at least a majority of the votes cast of that class. For purposes of this meeting, one or more shareholders present in person or by proxy representing at least a majority of the issued and outstanding Shares of that class and entitled to vote will be a quorum.

Borrowing power

        Neither Bermuda law nor the bye-laws will restrict in any way Willis Group Holdings' power to borrow and raise funds. The decision to borrow funds is passed by or under direction of the Board of Directors, no shareholders' resolution being required.

Material Contracts

        See the summaries of our various registration rights agreements in Item 7 "Major Shareholders and Related Party Transactions".

Exchange Controls

        While there are certain foreign exchange control restrictions which may affect the ability of certain subsidiaries of Willis Group Holdings to transfer cash to non-resident entities (including the payment of dividends), the amounts involved have not been material to Willis Group Holdings in the past and Willis Group Holdings does not believe that such restrictions will have a material adverse impact on Willis Group Holdings or its ability to meet its cash flow requirements.

Taxation

        The statements set forth below in this item are based on current law and published practice at the date of this annual report and are subject to change.

Bermuda Taxation

        This summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to purchase our Shares. Investors should consult their professional advisers on the possible tax consequences of their subscribing for, purchasing, holding, selling or redeeming our Shares under the laws of their countries of citizenship, residence, ordinary residence or domicile.

        There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda.

        Tax Protection Act 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing withholding or other tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to us or to any of our operations, or to our Shares, debentures or other obligations except and so far as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations or any land leased or let to us in Bermuda.

        As an exempted company, we are liable to pay to the Bermuda Government an annual Government fee based upon our assessable capital.

United States Taxation

        The following summary describes the current material United States federal income tax consequences of ownership of Shares. The discussion included below is applicable to US Holders (as defined below).

        The term US Holder means a beneficial holder of Shares that is:

  (i)
  a citizen or resident of the United States;
  (ii)
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;
  (iii)
  an estate the income of which is subject to United States federal income taxation regardless of its source; or
  (iv)
  a trust (1) which is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

        Except where noted, this summary deals only with Shares held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, persons holding Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the United States dollar. In addition, this discussion does not address the tax consequences that could apply to persons that own 10% or more of our voting stock. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions promulgated under the Code hereof, and those authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

        Persons considering the purchase, ownership or disposition of Shares should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner of a partnership holding Shares, that holder is urged to consult its tax advisors.

Taxation of Dividends

        The gross amount of dividends paid to US Holders will be treated as dividend income to these holders, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. This income will be includable in the gross income of a US Holder as ordinary income on the day received by the US Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares. This will increase the amount of gain, or decrease the amount of loss, to be recognized by the US Holder on a subsequent disposition of the Shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

        If, for United States federal income tax purposes, we are classified as a United States owned foreign corporation, distributions made to a US Holder with respect to Shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as:

  (i)
  foreign source passive income or, in the case of some holders, foreign source financial services income, and
  (ii)
  United States source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our stock is owned, directly or indirectly, by United States persons.

Passive Foreign Investment Company

        We do not believe that we are, for United States federal tax purposes, a passive foreign investment company, and we expect to continue our operations in such a manner that we will not be a passive foreign investment company. If, however, we are or become a passive foreign investment company, US Holders could be subject to additional federal income taxes on gain recognized with respect to the Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the US Holder under the passive foreign investment company rules.

Foreign Personal Holding Company

        We do not believe that we are, or that any of our non-US subsidiaries is, a foreign personal holding company for United States federal income tax purposes. If we or one of our non-US subsidiaries were so classified, a US Holder would be required, regardless of that holder's percentage ownership, to include in income, as a dividend, that holder's pro rata share of our relevant non-US subsidiary's undistributed foreign personal holding company income—generally, taxable income with certain adjustments—if the US Holder held Shares on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test described below. In addition, if we were classified as a foreign personal holding company, and a US Holder acquired Shares from a decedent, the US Holder would not receive a "stepped-up" basis in that stock. Instead, the US Holder would have a tax basis equal to the lower of the fair market value of those Shares or the decedent's basis in them.

        A foreign corporation will be classified as a foreign personal holding company if:

  (i)
  at any time during the corporation's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporations' stock, by either voting power or value; and
  (ii)
  the corporation receives at least 60% of its gross income, 50% after the initial year of qualification, in each case as adjusted, for the taxable year from certain passive sources.

Taxation of Capital Gains

        For United States federal income tax purposes, a US Holder will recognize taxable gain or loss on any sale or exchange of a Share in an amount equal to the difference between the amount realized for the Share and the US Holder's basis in the Share. That gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a US Holder will generally be treated as United States source gain or loss.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the Shares or the proceeds received on the sale, exchange or redemption of the Shares paid within the United States and in certain cases, outside of the United States, to US Holders other than certain exempt recipients, such as corporations, and backup withholding may apply to those amounts if the US Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's United States federal income tax liability.

Documents on Display

        It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Item 11—Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management

        We are exposed to market risk from changes in interest rates and foreign currency exchange rates. In order to manage the risk arising from these exposures, we enter into a variety of interest rate and foreign currency derivatives. We do not hold derivative or financial instruments for trading purposes.

        A discussion of our accounting policies for financial and derivative instruments is included in Note 2 of the consolidated financial statements and further disclosure is provided in Note 14 to the consolidated financial statements, included elsewhere in this report.

Foreign exchange risk management

        We report our operating results and financial condition in US dollars. Our US operations earn revenue and incur expenses primarily in US dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominantly generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2001.

	Pounds Sterling	US Dollars	Other currencies
Revenues	16%	62%	22%
Expenses	38%	45%	17%

        Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the US dollar. Our primary foreign exchange risk arises from changes in the exchange rates between US dollars and pounds sterling. Our objective is to maximize our cash flow in US dollars. Our policy is to convert into pounds sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining pound sterling expenses. Outside the United Kingdom, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We do not generally hedge exposures beyond three years.

        The table below provides information about our foreign currency forward exchange contracts, which are sensitive to exchange rate risk. The table summarizes the US dollar equivalent amounts of each currency bought and sold forward and the weighted average contractual exchange rates. All forward exchange contracts mature within three years.

	Settlement date before December 31,
	2002		2003		2004
December 31, 2001	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	($ million)		($ million)		($ million)
Foreign currency sold
US dollars sold for sterling	63	$1.49=£1	45	$1.44=£1	20	$1.41=£1
Japanese Yen sold for sterling	10	Yen 156.02=£1	7	Yen 157.79=£1	3	Yen 156.06=£1
Euro sold for sterling	20	Euro 1.59=£1	5	Euro 1.57=£1	—	—

Total	93		57		23

Fair Value(1)	1		1		—

	Settlement date before December 31,
	2001		2002		2003
December 31, 2000	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate	Contract amount	Average contractual exchange rate
	($ million)		($ million)		($ million)
Foreign currency sold
US dollars sold for sterling	73	$1.56=£1	55	$1.50=£1	25	$1.46=£1
Japanese Yen sold for sterling	11	Yen 160.81=£1	6	Yen 144.21=£1	—	—
Euro sold for sterling	22	Euro 1.58=£1	8	Euro 1.60=£1	—	—

Total	105		69		25

Fair Value(1)	(2)		—		—

(1)
Represents the difference between the contract amount and the cash flow in pounds sterling which would have been receivable had the foreign currency forward exchange contracts been entered into on December 31, 2001 or 2000 at the forward exchange rates prevailing at that date.

Interest rate risk management

        We are subject to market risk from exposure to changes in interest rates based on our financing and investing activities. Our primary interest rate risk arises from changes in short-term interest rates in both US dollars and pounds sterling.

        Our operations are financed principally by variable rate bank borrowings and the 9% senior subordinated notes due 2009 issued by a subsidiary. Interest rate swaps are used to generate the desired interest rate profile and to manage our exposure to interest rate fluctuations. Our policy is to minimize our exposure to increases in interest rates on our borrowings. Accordingly, the majority of our variable rate borrowings is currently hedged through the use of interest rate swaps to convert the borrowings to reflect a fixed rate of interest.

        As a consequence of our insurance and reinsurance brokerage activities, there is a delay between the time we receive cash for premiums and claims and the time the cash needs to be paid. We earn interest on this float, which is included in our consolidated financial statements as interest income. This float is regulated in terms of access and the instruments in which it may be invested, most of which are short-term in maturity. We manage the interest rate risk arising from this exposure primarily through the use of interest rate swaps. It is our policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

        The table below provides information about our derivative instruments and other financial instruments that are sensitive to changes in interest. For interest rate swaps, the table presents notional principal amounts and average interest rates analyzed by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The duration of interest rate swaps varies between one and five years, with an average re-fixing period of three months. Average variable rates are based on interest rates set at December 31, 2001 or 2000, as appropriate, or, in the case of interest rate swaps not yet started, at the rates prevailing at December 31, 2001 or 2000, as appropriate.

	Expected to mature before December 31,
						There- after		Fair Value(1)
	2002	2003	2004	2005	2006		Total
	($ million, except percentages)
December 31, 2001
Short-term investments
Principal ($)			5	7	12		24	24
Fixed rate receivable			5.49%	6.42%	5.53%		5.75%
Principal (£)			5	9	4		18	18
Fixed rate receivable			6.60%	7.17%	7.63%		7.20%
Fiduciary investments
Principal ($)	296						296	296
Fixed rate receivable	2.23%						2.23%
Principal (£)	83						83	83
Fixed rate receivable	4.91%						4.91%
Principal (Euro)	48						48	48
Fixed rate receivable	4.12%						4.12%
Long-term debt
Principal ($)						439	439	457
Fixed rate payable						9.00%	9.00%
Principal ($)				83	118	147	348	348
Variable rate payable				5.75%	6.95%	7.64%	7.02%
Interest rate swaps
Principal ($)	336	248	192	233	35		1,044	22
Fixed rate receivable	6.40%	6.50%	5.82%	5.39%	6.29%		5.91%
Variable rate payable	1.90%	3.21%	3.92%	4.51%	4.96%		4.15%
Principal ($)					328		328	(8)
Fixed rate payable					5.10%		5.10%
Variable rate receivable					4.10%		4.10%
Principal (£)	91	72	41	95			299	3
Fixed rate receivable	6.72%	6.64%	6.63%	5.64%			6.19%
Variable rate payable	4.01%	4.56%	5.16%	5.51%			5.20%
Principal (Euro)	22	6	25	27	9		89	1
Fixed rate receivable	4.49%	5.24%	4.68%	4.58%	4.55%		4.71%
Variable rate payable	3.26%	3.80%	3.93%	4.28%	4.49%		4.27%
Forward rate agreements
Principal ($)	210	280	70				560	—
Fixed rate receivable	2.53%	3.29%	4.49%				3.16%
Variable rate payable	2.18%	2.62%	3.64%				3.50%
Principal (£)		41					41	—
Fixed rate receivable		7.21%					7.21%
Variable rate payable		4.69%					4.69%

	Expected to mature before December 31,
						There- after		Fair Value(1)
	2001	2002	2003	2004	2005		Total
	($ million, except percentages)
December 31, 2000
Short-term investments
Principal ($)				11	7	4	22	22
Fixed rate receivable				6.07%	6.21%	5.62%	6.03%
Principal (£)			2	6	9		17	18
Fixed rate receivable			6.30%	6.35%	6.75%		6.55%
Fiduciary investments
Principal ($)	260						260	260
Fixed rate receivable	6.86%						6.86%
Principal (£)	38						38	38
Fixed rate receivable	6.51%						6.51%
Principal (Euro)	42	6					48	48
Fixed rate receivable	4.53%	4.50%					4.53%
Redeemable preference shares
Principal ($)						272	272	260
Fixed rate receivable						8.50%	8.50%
Long-term debt
Principal ($)						550	550	492
Fixed rate payable						9.0%	9.0%
Principal ($)				11	94	302	407	407
Variable rate payable				8.20%	8.28%	8.30%	8.29%
Interest rate swaps
Principal ($)	262	336	158	60			816	3
Fixed rate receivable	5.96%	6.02%	7.07%	6.83%			6.26%
Variable rate payable	5.81%	5.66%	6.06%	6.12%			5.82%
Principal ($)						385	385	8
Fixed rate payable						5.10%	5.10%
Variable rate receivable						6.22%	6.22%
Principal (£)	105	95	56	42			298	3
Fixed rate receivable	6.20%	6.59%	7.11%	6.63%			6.55%
Variable rate payable	5.67%	5.66%	6.01%	6.07%			5.79%
Principal (Euro)	12	24	7	17			60	—
Fixed rate receivable	3.96%	4.05%	5.27%	5.27%			4.52%
Variable rate payable	4.64%	4.55%	4.97%	5.25%			4.82%
Principal (Japanese Yen)	7						7	—
Fixed rate receivable	1.70%						1.70%
Variable rate payable	0.47%						0.47%

(1)
Represents the net present value of the expected cash flows discounted at current market rates of interest.

Item 12—Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13—Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14—Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

PART III

Item 17—Financial Statements

        Not applicable.

Item 18—Financial Statements

        The following financial statements and schedule, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

Item 19—Exhibits

1.1
Memorandum of Association of Willis Group Holdings Limited, dated February 8, 2001, as altered by registration pursuant to the Companies Act 1981 of Bermuda, as amended, on April 10, 2001 (incorporated by reference to Exhibit No. 3.1 to Registration No. 333-60982)

1.2
Bye-Laws of Willis Group Holdings Limited (incorporated by reference to Exhibit No. 3.2 to Registration No. 333-60982)

1.3
Memorandum of Increase in the Share Capital of Willis Group Holdings Limited (incorporated by reference to Exhibit No. 3.3 to Registration No. 333-60982)

2.1
Indenture, dated February 2, 1999, among Willis Corroon Corporation, as issuer, Willis Corroon Partners and Willis Corroon Group Limited, as guarantors, and The Bank of New York, as trustee (incorporated by reference to Exhibit No. 4.1 to Registration No. 333-74483)

2.2
Credit Agreement, dated as of July 22, 1998, and amended and restated as of February 19, 1999 and amended as of January 1, 2002, among Willis Corroon Corporation, as borrower, Willis

  Corroon Group Limited and Trinity Acquisition plc, as guarantors, the lenders thereunder and The Chase Manhattan Bank, as administrative agent and Collateral agent (incorporated by reference to Exhibit No. 10.2 to Registration Statement No. 333-74483)

4.1
Registration Rights Agreement, dated December 18, 1998, between TA I Limited and Profit Sharing (Overseas) Limited Partnership (the "Profit Sharing Registration Rights Agreement") (incorporated by reference to Exhibit No. 4.2 to Registration No. 333-60982)

4.2
Amendment No. 1 to the Profit Sharing Registration Rights Agreement (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-60982)

4.3
Registration Rights Agreement, dated July 21, 1998, among TA I Limited, TA II Limited, Royal & SunAlliance Insurance Group plc, Guardian Royal Exchange plc, The Chubb Corporation, The Hartford Financial Services Group, Inc. and The Travelers Indemnity Company (the "Consortium Registration Rights Agreement") (incorporated by reference to Exhibit No. 4.4 to Registration Statement No. 333-60982)

4.5
Amendment and Assumption Agreement, dated November 12, 1998, relating to the Consortium Registration Rights Agreement (incorporated by reference to Exhibit No. 4.5 to Registration Statement No. 333-60982)

4.6
Amendment to the Carrier Agreements relating to, among other things, the Consortium Registration Rights Agreement (incorporated by reference to Exhibit No. 4.6 to Registration Statement No. 333-60982)

4.7
Management and Employee Shareholders' and Subscription Agreement, dated as of December 20, 1999, among TA I Limited, Mourant & Co. Trustees Limited, and certain management members of TA I Limited and its subsidiaries (the "Management Registration Rights Agreement") (incorporated by reference to Exhibit No. 4.7 to Registration Statement No. 333-60982)

4.8
Global Amendment to the Equity Participation Plan Agreements of TA I Limited (incorporated by reference to Exhibit No. 4.8 to Registration Statement No. 333-60982)

4.9
Willis Group Holdings Limited Non-Employee Directors' Deferred Compensation Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-63186)

4.10
Amended and Restated 1998 Share Purchase and Option Plan for Key Employees of Willis Group Holdings Limited (incorporated by reference to Exhibit No. 4.5 to Registration Statement No. 333-63186)

4.11
Willis Group Holdings Limited 2001 Share Purchase and Option Plan (incorporated by reference to Exhibit No. 10.8 to Registration Statement No. 333-60982)

4.12
Willis Group Holdings Limited North America 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-62780)

4.13
Willis North America Inc. Financial Security Partnership Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-67466)

4.14
Form of Amended and Restated Employment Agreement, dated as of March 26, 2001, between Willis Group Holdings Limited and Joseph J. Plumeri (incorporated by reference to Exhibit No. 10.9 to Registration Statement No. 333-60982)

4.15
Guarantee by Willis Corroon Group Limited of pension plan of Brian Johnson (incorporated by reference to Exhibit No. 10.11 to Registration Statement No. 333-74483)

4.16
Form of Willis Group Holdings Limited Zero Cost Share Option Scheme (incorporated by reference to Exhibit No. 10.12 to Registration Statement No. 333-74483)

4.17
Willis Group Holdings Limited 2001 Bonus and Stock Plan (incorporated by reference to Exhibit 4.8 to Post Effective Amendment to Registration Statement No. 333-63186)

8.1
List of subsidiaries of Willis Group Holdings (see the list of our principal subsidiaries in Item 4 "Information on the Company—Business Overview")

SIGNATURES

        The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WILLIS GROUP HOLDINGS LIMITED (Registrant)
By:	/s/ T. COLRAINE T. Colraine Group Chief Financial Officer

        Dated: London, March 26, 2002

WILLIS GROUP HOLDINGS LIMITED

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Willis Group Holdings Limited
Hamilton, Bermuda

        We have audited the accompanying consolidated balance sheets of Willis Group Holdings Limited and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Willis Group Holdings Limited and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
London, England
February 5, 2002

WILLIS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
	(million, except share data)
REVENUES:
Commissions and fees	$1,357	$1,237	$1,180
Interest income	67	68	64

Total revenues	1,424	1,305	1,244

EXPENSES:
General and administrative expenses (excluding non-cash compensation)	1,054	1,062	1,136
Non-cash compensation — performance options (Note 13)	158	—	—
Depreciation expense	33	37	41
Amortization of goodwill	35	35	35
Net gain on disposal of operations (Note 4)	(17)	(1)	(7)
Restructuring costs (Note 3)	—	18	7
Pension review expense (Note 10)	—	—	40

Total expenses	1,263	1,151	1,252

OPERATING INCOME (LOSS)	161	154	(8)

OTHER EXPENSES:
Interest expense	82	89	89
Other expenses	—	—	7

Total other expenses	82	89	96

INCOME (LOSS) BEFORE INCOME TAXES, EQUITY IN NET INCOME OF ASSOCIATES AND MINORITY INTEREST	79	65	(104)
INCOME TAX EXPENSE (Note 5)	62	33	7

INCOME (LOSS) BEFORE EQUITY IN NET INCOME OF ASSOCIATES AND MINORITY INTEREST	17	32	(111)
EQUITY IN NET INCOME OF ASSOCIATES (Note 6)	4	2	7
MINORITY INTEREST (Including $12, $23 and $23, respectively, of preferred stock dividends)	(19)	(25)	(28)

NET INCOME (LOSS)	$2	$9	$(132)

NET INCOME (LOSS) PER COMMON SHARE (Note 7)
— Basic	$0.01	$0.07	$(1.11)
— Diluted	$0.01	$0.07	$(1.11)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 7)
— Basic	136	121	119
— Diluted	148	121	119

The accompanying notes are an integral part of these consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

	2001	2000
	(million, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$128	$88
Fiduciary funds — restricted (Note 8)	1,282	978
Short-term investments (Note 8)	42	41
Accounts receivable, net of allowance for doubtful accounts of $25 and $24, respectively	5,703	4,675
Deferred tax assets (Note 5)	16	14
Other current assets	78	94

Total current assets	7,249	5,890

NONCURRENT ASSETS:
Fixed assets, net of accumulated depreciation of $95 and $79, respectively (Note 9)	185	192
Goodwill, net of accumulated amortization of $115 and $80, respectively	1,201	1,225
Investments in associates (Note 6)	135	134
Deferred tax assets (Note 5)	59	45
Other noncurrent assets	120	104

Total noncurrent assets	1,700	1,700

TOTAL	$8,949	$7,590

(Continued)

	2001	2000
	(million, except share data)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,799	$5,484
Deferred revenue and accrued expenses	163	130
Provisions (Note 10)	38	37
Income taxes payable	75	43
Other current liabilities	167	189

Total current liabilities	7,242	5,883

NONCURRENT LIABILITIES:
Long-term debt (Note 11)	787	958
Provisions (Note 10)	102	121
Other noncurrent liabilities	106	99

Total noncurrent liabilities	995	1,178

Total liabilities	8,237	7,061

COMMITMENTS AND CONTINGENCIES (Note 17)
MINORITY INTEREST	16	19
COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY	—	272
STOCKHOLDERS' EQUITY:
Common shares, $0.000115 par value; Authorized: 4,000,000,000;
Issued and outstanding, 147,635,170 shares and 123,698,539 shares respectively	—	—
Additional paid-in capital	867	410
Accumulated deficit	(165)	(167)
Accumulated other comprehensive income (loss) (Note 15)	5	(5)
Treasury stock, at cost, 816,981 shares at December 31, 2001	(11)	—

Total stockholders' equity	696	238

TOTAL	$8,949	$7,590

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
	(million)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2	$9	$(132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net (gain) loss on sale of subsidiary, fixed assets and short-term investments	(17)	2	(4)
Depreciation	33	37	41
Amortization of goodwill	35	35	35
Provision for doubtful accounts	10	8	10
Minority interest	6	3	5
Provisions	(13)	(23)	23
Provision for deferred income taxes	(18)	(8)	(18)
Non-cash compensation expense attributable to performance options	158	—	—
Other	—	3	4
Changes in operating assets and liabilities, net of effects from purchase of subsidiaries:
Fiduciary funds — restricted	(320)	(124)	(66)
Accounts receivable	(1,142)	(742)	(84)
Accounts payable	1,446	851	154
Other	41	28	51

Net cash provided by operating activities	221	79	19

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on disposal of fixed assets	5	7	11
Additions to fixed assets	(40)	(30)	(41)
Net cash proceeds from sale of operations	22	1	15
Acquisitions of subsidiaries, net of cash acquired	—	(8)	(19)
Investments in and advances to associates	—	(1)	(17)
Tax refund relating to prior acquisition	5	—	—
Purchase of short-term investments	(16)	(32)	(22)
Proceeds on sale of short-term investments	14	25	46
Other	—	(3)	1

Net cash used in investing activities	(10)	(41)	(26)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of issue of debt	—	—	550
Repayments of debt	(172)	(32)	(598)
Repayment of preference shares	(273)	—	—
Proceeds from initial public offering, net of offering costs	282	—	—
Debt issue costs	—	—	(13)
Purchase of treasury stock	(11)	—	—
Proceeds from issue of common shares	7	9	36

Net cash used in financing activities	(167)	(23)	(25)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	44	15	(32)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(4)	(7)	(6)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	88	80	118

CASH AND CASH EQUIVALENTS, END OF YEAR	$128	$88	$80

(Continued)

	2001	2000	1999
	(million)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash payments for income taxes	$41	$27	$18
Cash payments for interest	$82	$85	$72

SUPPLEMENTAL DISCLOSURES OF NON-CASH FLOW INVESTING AND FINANCING ACTIVITIES:
Investment in associated companies	$—	$—	$1
Issue of preference shares in lieu of dividend	1	3	2
Purchase of fixed assets	1	—	2
Issue of common stock on acquisition of subsidiaries	11	—	—
Deferred payments on acquisitions of subsidiaries	11	4	6
Acquisitions:
Fair value of assets acquired	19	38	39
Less: liabilities assumed	(15)	(25)	(21)
Cash acquired	(5)	(6)	(2)

Acquisitions, net of cash acquired	$(1)	$7	$16

(Concluded)

The accompanying notes are an integral part of these consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
	(million, except share data)
COMMON SHARES OUTSTANDING (number)
Balance, beginning of year	123,698,539	120,567,702	109,599,817
Common shares issued	23,698,061	3,069,462	10,967,885
Exercise of stock options	238,570	61,375	—

Balance, end of year	147,635,170	123,698,539	120,567,702

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	$410	$401	$365
Proceeds from issue of common shares, net of offering costs in 2001 of $30 million	296	9	36
Non-cash compensation — performance options	158	—	—
Gains on sale of treasury stock	3	—	—

Balance, end of year	867	410	401

ACCUMULATED DEFICIT
Balance, beginning of year	(167)	(176)	(44)
Net income (loss)	2	9	(132)

Balance, end of year	(165)	(167)	(176)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year	(5)	1	—
Foreign currency translation adjustment	(4)	(8)	3
Cumulative effect of accounting change	8	—	—
Unrealized holding gains (losses)	1	2	(2)
Net gain on derivative instruments	5	—	—

Balance, end of year	5	(5)	1

TREASURY STOCK
Balance, beginning of year	—	—	—
Cost of shares acquired	(11)	—	—

Balance, end of year	(11)	—	—

TOTAL STOCKHOLDERS' EQUITY	$696	$238	$226

The accompanying notes are an integral part of these consolidated financial statements.

WILLIS GROUP HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1. THE COMPANY AND ITS OPERATIONS

        Business—Willis Group Holdings Limited ("Willis Group Holdings") and subsidiaries (collectively, the "Company") provide a broad range of value-added risk management consulting and insurance brokerage services, both directly and indirectly through its associates, to a diverse base of clients internationally. The Company provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Company acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Company's global distribution network. The Company also provides other value-added services.

        Organization—Willis Group Holdings was incorporated on February 8, 2001 as an exempted company under the Companies Act 1981 of Bermuda, for the sole purpose of redomiciling the ultimate parent company of the Willis Group (comprised of TA I Limited and subsidiaries) from the United Kingdom ("UK") to Bermuda. On incorporation, Willis Group Holdings was wholly owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of Kohlberg Kravis Roberts & Co., L.P. and one of the existing stockholders of TA I Limited ("TA I").

        Willis Group Holdings, effective from May 8, 2001, exchanged its common shares for all the issued and outstanding ordinary shares of TA I. On April 10, 2001, Willis Group Holdings made an offer to exchange one of its non-voting management common shares for each outstanding non-voting management ordinary share of TA I. The offer expired on May 8, 2001 and at expiration Willis Group Holdings had received acceptances in respect of, or otherwise had rights to acquire, 99.8% of the outstanding non-voting management ordinary shares of TA I. Subsequently, Willis Group Holdings acquired the remaining 0.2%. The non-voting management shares issued by Willis Group Holdings automatically converted into voting shares on consummation of the Willis Group Holdings' initial public offering. In addition, all management ordinary stock options of TA I were rolled over into identical stock options of Willis Group Holdings. As a consequence of these transactions, Willis Group Holdings is the beneficial owner of 100% of TA I's issued and outstanding share capital.

        As a result of the exchange offers, the former stockholders of TA I acquired a majority voting interest in Willis Group Holdings. Under accounting principles generally accepted in the United States of America ("US GAAP"), the company whose stockholders retain the majority interest in a combined business must be treated as the acquirer for accounting purposes. Accordingly, the transaction has been accounted for as a "reverse acquisition" for financial reporting purposes and TA I is deemed to have acquired 100% of the equity interest in Willis Group Holdings. The relevant acquisition process utilizes the capital structure of Willis Group Holdings and the assets and liabilities of TA I and subsidiaries (collectively, the "Predecessor") are recorded at historical cost.

        The Predecessor is the operating entity for financial reporting purposes and the financial statements prior to May 8, 2001 represent the Predecessor's financial position and results of operations. The assets and liabilities and results of operations of the Predecessor are included as of May 8, 2001. Although TA I was deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Willis Group Holdings as the surviving corporation does not change. For periods prior to the exchange offers, the equity of Willis Group Holdings is the historical equity of TA I prior to the reverse acquisition, retroactively restated to reflect the number of shares received in the exchange offers.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements of the Company have been prepared on the accrual basis of accounting. A summary of the major accounting policies followed in the preparation of the accompanying consolidated financial statements, which conform to US GAAP, is presented below.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Willis Group Holdings and its subsidiaries, all of which are controlled through the ownership of a majority voting interest. Intercompany balances and transactions have been eliminated on consolidation.

        Foreign Currency Translation—Transactions in currencies other than the functional currency of the entity are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are translated at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the statements of operations. Certain intercompany loans are determined to be of a long-term investment nature. The Company records transaction gains and losses from remeasuring such loans as a component of other comprehensive income.

        Upon consolidation, the results of operations of subsidiaries and associates whose functional currency is other than the US dollar are translated into US dollars at the average exchange rate and assets and liabilities are translated at year-end exchange rates. Translation adjustments are presented as a separate component of other comprehensive income in the financial statements and are included in net income only upon sale or liquidation of the underlying foreign subsidiary or associated company.

        Use of Estimates—The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets and goodwill, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

        Cash and Cash Equivalents—Cash and cash equivalents primarily consist of time deposits with original maturities of three months or less.

        Fiduciary Funds—Restricted—Fiduciary funds-restricted represent unremitted premiums received from insureds and unremitted claims received from insurers. Fiduciary funds are generally required to be kept in certain regulated bank accounts subject to guidelines which emphasize capital preservation and liquidity; such funds are not available to service the Company's debt or for other corporate purposes. Notwithstanding the legal relationships with clients and insurers, the Company is entitled to retain interest income earned on fiduciary funds in accordance with industry custom and practice and, in some cases, as supported by agreements with insureds.

        Included in fiduciary funds-restricted are cash and cash equivalents, time deposits, certificates of deposit and debt securities. These securities are carried at fair market value, with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on investments sold are included in net income (loss) and are derived using the specific identification method for determining the cost of securities.

        Accounts Receivable and Accounts Payable—In its capacity as an insurance agent or broker, the Company collects premiums from insureds and, after deducting its commissions, remits the premiums to the respective insurers; the Company also collects claims or refunds from insurers on behalf of insureds. Unremitted insurance premiums and claims are held in a fiduciary capacity. The obligation to remit these funds is recorded as accounts payable on the Company's consolidated balance sheets. The period for which the Company holds such funds is dependent upon the date the insured remits the payment of the premium to the Company and the date the Company is required to forward such payment to the insurer. Balances arising from insurance brokerage transactions are reported as separate assets or liabilities unless such balances are due to or from the same party and a right of offset exists, in which case the balances are recorded net.

        Accounts receivable are stated at estimated net realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts. The write-off of accounts receivable was $2 million, $7 million and $5 million in the years ended December 31, 2001, 2000 and 1999, respectively.

        Short-Term Investments—The Company classifies all short-term investments as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value, with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on investments sold are included in net income (loss) and are derived using the specific identification method for determining the cost of securities.

        Fixed Assets—Fixed assets are stated at cost less accumulated depreciation. Expenditures for improvements are capitalized; repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets.

        Depreciation on buildings and long leaseholds is calculated over 50 years. Depreciation on leasehold improvements is calculated over the lesser of the useful life of the assets or the lease term. Depreciation on furniture and equipment is calculated based on a range of 3 to 25 years and vehicles are depreciated over a period up to 4 years.

        Recoverability of Fixed Assets—In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, long-lived assets and certain identifiable intangibles held and used by a company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

        Goodwill—Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. The Company reviews goodwill for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value. Goodwill is being amortized on a straight-line basis over periods up to 40 years except for goodwill on acquisitions completed after June 30, 2001, which is not amortized. Acquired intangible assets are amortized on a straight-line basis over their estimated useful life.

        Investments in Associates—Investments in entities less than 50% owned in which the Company has the ability to exercise significant influence are accounted for by the equity method of accounting whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed net income (loss) since acquisition, less dividends received. Investments in entities less than 20% owned are accounted for by the cost method. Such investments are not publicly traded. The Company periodically reviews its investments in associates for which fair value is less than cost to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. The amount of any write-down is included in the results of operations as a realized loss.

        Put and Call Options Relating to Subsidiaries and Associates—For certain subsidiaries and associates, the Company has the right to purchase shares (a call option) from co-shareholders at various dates in the future. In addition, the co-shareholders of certain subsidiaries and associates have the right to sell (a put option) their shares to the Company at various dates in the future. Generally, the exercise price of such puts and calls is formula-based (using revenues and earnings) and is designed to reflect fair value. On inception of an option agreement, the Company records the puts and calls at fair value. The put and call options are subsequently marked to market at each reporting period with changes in value being recognized in the statement of operations.

        Derivative Financial Instruments—The Company uses derivative financial instruments for other than trading purposes to alter the risk profile of an existing underlying exposure. Interest rate swaps are used to manage interest risk exposures. Forward foreign currency exchange contracts are used to manage currency exposures arising from future income. The fair value of derivative contracts are recorded in other current and noncurrent assets and liabilities with changes in fair value of effective hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

        Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

        Pensions—The Company has two principal defined benefit pension plans, one in the UK and the other in the US. The plans cover substantially all eligible employees and benefits are based on employees' length of service and salary history. The pension cost of both plans is accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions. Pension information is presented in accordance with SFAS No. 132, Employers' Disclosures About Pensions and Other Post Retirement Benefits.

        Stock-Based Compensation—The Company accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the quoted market price (or estimated fair value for options granted before the initial public offering) of the Company's common shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. As required by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has included, in Note 13, the required SFAS 123 pro forma disclosures of net income (loss) and net income (loss) per share as if the fair value-based method of accounting had been applied.

        Revenue Recognition—Revenue includes insurance commissions, fees for services rendered, certain commissions receivable from insurance carriers and interest income.

        The Company takes credit for commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is later. Commissions on additional premiums and adjustments are recognized as and when advised. Fees for consulting services are recorded as the services are provided or, for short-term projects, on completion of the project. Fees for other services, including captive management and third party administration, are recognized over the period for which the services are rendered. The Company establishes contract cancellation reserves where appropriate. At December 31, 2001, 2000 and 1999, such amounts were not material.

        Commissions receivable from insurance carriers such as commissions contingent on the performance of insurance policies placed are recognized at the earlier of the date when cash is received, or when formal, written notification of the actual amount due is received from the insurance carrier. If some of the commissions received are potentially subject to full or partial repayment to the carrier, then recognition is deferred until the conditions for repayment have passed. Interest income is recognized as earned.

        Accounting Changes and Recent Accounting Pronouncements—SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, was effective for the Company from January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. The adoption of SFAS 133, effective January 1, 2001, resulted in an increase in other comprehensive income, net of tax, of $8 million reported as the cumulative effect of adopting an accounting principle.

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No.142, Goodwill and Intangible Assets ("SFAS 142"). SFAS 141 requires the purchase method of accounting for business combinations occurring after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142, which became effective from January 1, 2002, requires that goodwill and other intangible assets that have an indefinite useful life will no longer be amortized but rather will be tested at least annually for impairment. SFAS 142 also requires the Company to perform a transitional assessment of whether there is an indication that goodwill was impaired at the date of initial application, January 1, 2002. Any goodwill impairment loss is required to be recognized as the cumulative effect of a change in accounting principle no later than the end of the year of initial application. The Company is also required to review its other intangible assets for impairment and to reassess the useful lives of such assets and make necessary adjustments. At January 1, 2002, the Company had goodwill, net of accumulated amortization, of approximately $1,201 million, which would be subject to the transitional assessment provisions of SFAS 142. Amortization of goodwill for the year ended December 31, 2001 was $35 million.

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 became effective for fiscal years beginning after December 15, 2001. The Company does not expect the application of this standard will have a material effect.

3. RESTRUCTURING COSTS

        The Company recorded charges of $18 million and $7 million primarily for employee termination benefits and excess operating lease obligations as a result of restructuring plans during the years ended December 31, 2000 and 1999, respectively. Such charges have been recorded as restructuring costs in the consolidated statements of operations.

        In the fourth quarter of 1999, the Company announced a comprehensive restructuring plan to segment accounts, eliminate unprofitable accounts and activities, consolidate several sales process functions and streamline and centralize client service functions such as claims handling, policy issuance and the issuance of insurance certificates in the North American operations. Pursuant to this plan, the Company expected to eliminate 275 positions and physically segregate and discontinue use of certain leased office space which, where economically feasible, will be subleased. This restructuring plan resulted in the Company recording a charge of $7 million representing employee termination benefits in 1999 and a charge of $11 million representing excess operating lease obligations (net of expected sublease income) in 2000. As of December 31, 2001, 277 employees had been terminated as a result of the restructuring plan.

        In 2000, the Company developed a plan to exit certain business lines including the sale of the municipality business of Public Entities National Company ("PENCO"), part of the US wholesale operations, and the sale or closure of certain other non-strategic businesses. As a result of these plans, it is expected that approximately 250 employees will be terminated. The sale of the municipality business of PENCO was completed in January 2001 while the proposed sale or closure of certain other non-strategic businesses is expected to be completed during the second quarter of 2002. Restructuring charges of $7 million were recorded by the Company in the fourth quarter of 2000, representing $4 million of employee termination benefits, $1 million of excess operating lease obligations and $2 million of other exit costs relating to these plans. As of December 31, 2001, 75 employees had been terminated.

        Selected information for restructuring charges follows:

	Employee Termination Benefits	Excess Operating Lease Obligations	Other	Total
	(million)
January 1, 1999	$—	$—	$—	$—
Restructuring charge	7	—	—	7

December 31, 1999	7	—	—	7
Restructuring charge	4	12	2	18
Used in year	(6)	(4)	—	(10)

December 31, 2000	5	8	2	15
Used in year	(3)	(3)	—	(6)

December 31, 2001	$2	$5	$2	$9

4. ACQUISITIONS AND DISPOSITIONS

        Acquisitions—During 2001, 2000 and 1999, the Company acquired, or increased its investments in, a number of businesses. The aggregate purchase price of all acquisitions completed during 2001, 2000 and 1999 approximated $25 million, $12 million and $32 million, respectively, inclusive of deferred payments amounting to $nil, $4 million and $6 million. Additional consideration of up to $4 million is payable in future periods contingent upon future revenues of the acquired businesses reaching specified thresholds. All of these transactions were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses and the Company's increased share of the undistributed net income of associates have been included in the Company's consolidated results from their respective acquisition dates. The assets acquired and liabilities assumed were recorded at estimated fair values. Pro forma results from these acquisitions would not have been materially different from the amounts reported.

        The preliminary purchase price allocations for the acquisitions are subject to adjustment during the year following acquisition. In most of the acquisitions, the preliminary allocation resulted in an excess of purchase price over the fair value of net assets acquired being allocated to goodwill. Goodwill arising on acquisitions occurring before June 30, 2001 is being amortized on a straight-line basis over 20 years. Goodwill arising on acquisitions after that date is being tested at least annually for impairment.

        Dispositions—In July, 2001, the Company completed the sale of its 51% interest in Willis National Holdings Limited. The gain on disposal amounted to $22 million and has been recorded in the statement of operations. In December 2001, the Company completed a restructuring of Willis Italia Holdings S.p.A. in which a subsidiary of that entity was disposed of in exchange for an increase in the Company's investment in Willis Italia Holdings S.p.A. from 50.1% to 67%. The loss on disposal of $5 million, included a net goodwill write-off of $3 million.

        Total proceeds relating to 2000 were not material. Total proceeds relating to 1999 dispositions of subsidiaries and associates amounted to $7 million with a gain of $7 million recorded in the consolidated statement of operations. Additional cash was received in 1999 in the amount of $7 million, which related to deferred amounts on acquisitions completed in prior years.

5. INCOME TAXES

        The components of income (loss) before income taxes, equity in net income of associates and minority interest for the years ended December 31, are as follows:

	2001	2000	1999
	(million)
UK	$10	$23	$(88)
US	15	21	(57)
Other jurisdictions	54	21	41

Income (loss) before income taxes, equity in net income of associates and minority interest	$79	$65	$(104)

        The provision for income taxes by location of the taxing jurisdiction for the years ended December 31, consisted of the following:

	2001	2000	1999
	(million)
Current income taxes:
UK corporation tax	$30	$4	$6
US federal tax	27	13	—
US state and local taxes	10	5	2
Other jurisdictions	12	14	16

Total current taxes	79	36	24

Deferred taxes:
UK corporation tax	9	6	2
US federal tax	(23)	(5)	(16)
US state and local taxes	(6)	(1)	(3)
Other jurisdictions	3	(3)	—

Total deferred taxes	(17)	(3)	(17)

Total income taxes	$62	$33	$7

        Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on its income, profits or capital gains. Accordingly, the following table reconciles, for the years ended December 31, the income tax expense (benefit) in these financial statements to that which would be expected at the UK corporation tax rate, being the domestic federal rate applicable to TA I:

	2001	2000	1999
	(million)
Income (loss) before income taxes, equity in net income of associates and minority interest	$79	$65	$(104)

Corporation tax rate	30%	30%	30%

Income tax expense (benefit) at corporation tax rate	24	19	(31)
Adjustments to derive effective rate:
Non-deductible items:
Goodwill amortization	11	11	13
Stock options	26	—	—
Other	(3)	8	6
Other items:
Change in valuation allowance	—	(2)	29
Prior year adjustment	(1)	(1)	—
Tax differentials of foreign earnings:
US earnings	2	3	(3)
Other jurisdictions	3	4	2
Other	—	(9)	(9)

Provision for income taxes	$62	$33	$7

The significant components of deferred income tax assets and liabilities and their balance sheet classifications, as of December 31, are as follows:

	2001	2000
	(million)
Deferred tax assets:
Accrued expenses not currently deductible	$12	$9
UK net operating losses	29	30
UK capital losses	63	71
Accrued retirement benefits	6	19
Provisions	27	32
Allowance for doubtful accounts	1	4
Deferred compensation	16	12
Stock options	30	—
Other	2	2

Gross deferred tax assets	186	179
Less: valuation allowance	(92)	(101)

Net deferred tax assets	94	78

Deferred tax liabilities:
Tax-leasing transactions	11	12
Unremitted foreign earnings	2	2
Other	6	5

Deferred tax liabilities	19	19

Net deferred tax assets	$75	$59

Balance sheet classifications:
Deferred tax assets — current	$16	$14
Deferred tax assets — noncurrent	59	45

	$75	$59

        As of December 31, 2001, the Company had a valuation allowance of $92 million to reduce its deferred tax assets to estimated realizable value. The valuation allowance relates to the deferred tax assets arising from UK tax operating loss carryforwards and capital loss carryforwards which have no expiration date. The utilization of operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. The reduction in the total valuation allowance for the year ended December 31, 2001 arises principally from the utilization of UK capital loss carryforwards following the disposal of Willis National. As of December 31, 2001, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised. In the event that the valuation allowance of $92 million as of December 31, 2001 is reduced in future years to recognize deferred tax assets, $63 million will be allocated to reduce goodwill.

        The Company recognizes a deferred tax liability related to the undistributed earnings of subsidiaries when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The Company does not, however, provide for income taxes on the unremitted earnings of certain other subsidiaries located outside the UK because, in management's opinion, such earnings have been indefinitely reinvested in these operations, will be remitted in a tax free liquidation, or will be remitted as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-UK subsidiaries.

6. INVESTMENTS IN ASSOCIATES

        As of December 31, 2001 and 2000, the Company held a number of investments which it accounts for using the equity method. The Company's interest in the outstanding common stock of the more significant associates as of December 31, 2001, is as follows:

	Country	2001	2000
Al-Futtaim Willis Faber (Private) Limited	Dubai	49%	49%
Willis GmbH & Co. K.G. (formerly Jaspers Wuppesahl Industrie Assekuranz GmbH & Co., KG ("Jaspers Wuppesahl"))	Germany	45%	45%
Gras Savoye & Cie ("Gras Savoye")	France	33%	33%
Willis A/S	Denmark	30%	30%
Herzfeld & Levy SA	Argentina	40%	40%

        Of those listed above, the Company's principal investments as of December 31, 2001 and 2000 comprised of Gras Savoye, a French insurance broker, and Jaspers Wuppesahl, a German insurance broker. Included in the carrying amount of the Gras Savoye investment is goodwill of $72 million and $74 million net of accumulated goodwill amortization of $7 million and $5 million as of December 31, 2001 and 2000, respectively. Included in the carrying amount of the Jaspers Wuppesahl investment is goodwill of $35 million and $35 million net of accumulated goodwill amortization of $3 million and $3 million as of December 31, 2001 and 2000, respectively. Goodwill related to Gras Savoye and Jaspers Wuppesahl is being amortized on a straight-line basis over a weighted-average period of 37 years. As of December 31, 2001 and 2000, the Company's other investments in associates individually and in the aggregate were not material to the Company's operations.

        On July 23, 1997, the Company entered into an agreement with Gras Savoye whereby, among other things, the co-shareholders of Gras Savoye (other than management) have the right to sell (put option) their shares to the Company possibly increasing the Company's ownership interest from 33% to 90%. The option expires in 2011 and Gras Savoye's eligible co-shareholders may exercise their rights from January 1, 2001. In addition, the Company has the right to purchase (call option) at least 50.1% of Gras Savoye's shares from the co-shareholders. The call option is exercisable from December 1, 2009. The exact amount payable by the Company under the put and call is based on the greater of a price per Gras Savoye share defined contractually or a formula-based price contingent on Gras Savoye's future results.

        Unaudited condensed financial information for associates, in the aggregate, as of and for the years ended December 31, 2001, 2000 and 1999 is presented below. For convenience purposes: (i) balance sheet data has been translated to US dollars at the relevant year-end exchange rate, and (ii) condensed statement of operations data has been translated to US dollars at the relevant average exchange rate.

	2001	2000	1999
	(million)
Condensed statement of operations data:
Net sales	$307	$286	$296
Income before income taxes	35	33	35
Net income	24	17	33
Condensed balance sheet data:
Current assets	647	650
Noncurrent assets	95	110
Current liabilities	(631)	(638)
Stockholders' equity	77	77

7. NET INCOME (LOSS) PER COMMON SHARE

        Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during each year. The computation of diluted net income (loss) per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares or resulted in the issue of common shares that then shared in the net income (loss) of the Company.

        The computation of net income (loss) per share has been retroactively restated to reflect the number of shares of Willis Group Holdings, after consummation of the exchange offers.

        For the year ended December 31, 2001, time-based and performance-based options to purchase 19,266,392 and 11,274,672 common shares, respectively, were outstanding. The basic and diluted weighted-average number of shares outstanding for the year ended December 31, 2001, was 136,172,762 and 147,863,513, respectively, giving basic and diluted net income per common share of $0.01 and $0.01, respectively.

        For the years ended December 31, 2000 and 1999, time-based options to purchase 17,865,957 and 11,426,610, respectively, of management common shares were outstanding. The exercise price of these options was established based on management's estimate of the fair value of these options on the measurement dates. In addition, the Predecessor's shares were not publicly traded during this period and, in the opinion of management, the average market value was not in excess of the exercise price. Accordingly, such options had no dilutive nor antidilutive effect on net income (loss) per share for the years ended December 31, 2000 and 1999.

8. FIDUCIARY FUNDS—RESTRICTED AND SHORT-TERM INVESTMENTS

        The Company's short-term investments and fiduciary funds-restricted consist of cash, time deposits, certificates of deposit and debt securities. Accrued interest on investments is recorded as other current assets.

        The debt securities are recorded at fair market value. Fair market value is based upon the market price of the security plus accrued interest, if any. Unrealized holding gains and losses are reported, net of tax, as a component of other comprehensive income. As of December 31, 2001 and 2000, the amortized cost of securities approximated fair value.

        Realized gains and losses, net of tax, on debt securities are included in net income. During 2001, 2000 and 1999, sales of debt securities totaled $21 million, $52 million and $72 million, respectively, on which realized gains and losses were not material to the consolidated results of the Company.

        As of December 31, fiduciary funds-restricted and short-term investments consist of the following:

	2001	2000
	(million)
Short-term investments(1):
US Government securities	$4	$8
UK Government securities	3	5
Other foreign government securities	21	20
Corporate debt securities	14	8

	$42	$41

Fiduciary funds-restricted:
Cash and cash equivalents(2)	$855	$632
Certificates of deposits	416	306
US Treasury bills(1)	7	7
Time deposits	4	33

	$1,282	$978

(1)
Debt securities classified as available-for-sale.

(2)
Cash and cash equivalents primarily consist of time deposits with original maturities of three months or less.

9. FIXED ASSETS

        The components of fixed assets as of December 31, are as follows:

	2001	2000
	(million)
Land and buildings	$98	$102
Leasehold improvements	33	27
Vehicles	21	24
Furniture and equipment	128	118

Total fixed assets, cost	280	271
Less accumulated depreciation	(95)	(79)

Total fixed assets, net	$185	$192

10. PROVISIONS

        Provisions as of and for the years ended December 31, are as follows:

	Claims	Pensions Review	Surplus Properties	Discontinued Operations	Total
	(million)
January 1, 1999	$45	$34	$28	$39	$146
Charge to operations	18	40	1	—	59
Purchase price adjustment	—	24	—	—	24
Used in the year	(7)	(21)	(7)	(1)	(36)
Foreign exchange and other adjustments	—	—	—	(1)	(1)

December 31, 1999	56	77	22	37	192
Charge to operations	15	—	11	—	26
Used in the year	(14)	(21)	(8)	(6)	(49)
Foreign exchange and other adjustments	(4)	(5)	(2)	—	(11)

December 31, 2000	53	51	23	31	158
Charge to operations	29	—	1	—	30
Used in the year	(14)	(18)	(7)	(4)	(43)
Foreign exchange and other adjustments	(2)	(2)	—	(1)	(5)

December 31, 2001	$66	$31	$17	$26	$140

        The claims provision represents management's assessment of liabilities that may arise from asserted and unasserted claims for errors and omissions that arise in the course of the Company's business. Where some of the potential liability is recoverable under the Company's external insurance arrangements, the full assessment of the liability is included in the provision with the associated insurance recovery shown separately as an asset. There were no insurance recoveries recognized as of December 31, 2001 and 2000.

        In common with many companies involved in selling personal pension plans in the UK, the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is

required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 to 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator. The Regulator currently requires all offers of compensation to be made by June 30, 2002.

        In 1999, the pension review provision was increased by $64 million, $24 million of which was recorded as a purchase price adjustment and $40 million of which was recorded as a charge to operations. The purchase price adjustment was recognized in the second quarter of 1999 to reflect the expected higher cost of compensation as a consequence of falling UK interest rates. The charge to income of $40 million in the fourth quarter of 1999 was necessitated by adverse changes in the demographic assumptions used and the Regulator's announcement of the discovery of errors in their prescribed method of calculating compensation resulting in the prospective reworking of previously settled claims. Although the Company considers the established provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review. This exposure is subject to a number of variable factors including, among others, the effect of future changes in prescribed UK interest rates and in financial and other assumptions which are issued by the Regulator on a quarterly basis.

        The surplus properties provision relates to future lease rentals of leasehold properties which are surplus to the Company's operational requirements. The provision amount represents the discounted contracted lease payments less an allowance for future rental income.

        The provision for discontinued operations includes estimates for future costs of administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly owned subsidiary of the Company provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

11. LONG-TERM DEBT

        Long-term debt as of December 31, consists of the following:

	2001	2000
	(million)
Senior Credit Facility term loan, variable rate due 2005 to 2008	$348	$408
9% senior subordinated notes, due 2009	439	550

	$787	$958

        Senior Credit Facility—During 1998, Willis Group Holdings' wholly owned subsidiary, Trinity Acquisition, entered into a credit agreement among Trinity Acquisition, as guarantor, Willis North America Inc. ("Willis North America"), as borrower, Willis Group Limited, as guarantor, the lenders and JPMorgan Chase Bank, as administrative agent and collateral agent, providing up to $450 million in term loans and $150 million in revolving credit facilities. The credit agreement, as amended, includes a term loan facility under which portions, or tranches of the loan mature on four different dates between 2005 and 2008.

        Pursuant to the credit agreement, the Company makes loan repayments based on the amortization schedule specified in the credit agreement. In addition, during 2001 and 2000, the Company made non-mandatory early repayments totaling $60 million and $30 million, respectively. As a consequence, the Company's next scheduled repayment under the facility is not due until 2005. For the years ended December 31, 2001 and 2000, the weighted-average interest rate relating to all loans under the Senior Credit Facility ranged from 5.63% to 6.88% and 8.40% to 9.22%, respectively; net of an interest rate swap, the ranges were 6.26% to 7.50% and 6.96% to 7.76%.

        The revolving credit facility is available for working capital requirements and general corporate purposes, subject to certain limitations, until 2005. The revolving credit facility is available for loans denominated in US dollars, pounds sterling and certain other currencies and for letters of credit, including to support loan note guarantees.

        The credit agreement contains numerous operating and financial covenants, including, without limitation, requirements to maintain minimum ratios of adjusted earnings before interest, tax, depreciation and amortization ("EBITDA"), to interest and maximum levels of indebtedness in relation to adjusted EBITDA. In addition, the credit agreement includes covenants relating to limitation on liens, limitations on sales and other disposals of assets, limitations on indebtedness and other liabilities, limitations on capital expenditures, limitations on investments, mergers, acquisitions, loans and advances, limitations on dividends and other distributions, limitations on prepayment, redemption or amendment of the senior subordinated notes, maintenance of property, environmental matters, employee benefit matters, maintenance of insurance, nature of business, compliance with applicable laws, corporate existence and rights, payment of taxes and access to information and properties. At December 31, 2001, the Company was in compliance with all covenants.

        All obligations of Willis North America under the credit agreement are guaranteed by Trinity Acquisition and its UK and US subsidiaries, including Willis Group Limited, with certain exceptions. Obligations under the credit agreement are secured by a pledge of capital stock of certain subsidiaries of Trinity Acquisition, including capital stock of Willis Group Limited, its direct subsidiaries (with certain exceptions), Willis North America and its direct US subsidiaries, the partnership interests of

Willis Partners, as well as, in some circumstances, certain intercompany notes and certain non-cash proceeds of asset sales, in each case subject to exceptions and conditions included in the credit agreement. The pledge of stock owned by Willis Group Limited is supported by a general lien filed in the UK against Willis Group Limited's assets.

        9% Senior Subordinated Notes—In February 1999, Willis North America refinanced a short-term loan by issuing 9% senior subordinated notes due 2009 (the "Notes") in the aggregate principal amount of $550 million. The interest on the Notes is payable semi-annually on February 1 and August 1 of each year, beginning August 1, 1999.

        The Notes are redeemable at the option of Willis North America in the following cases:

  •
  On or before February 1, 2002, Willis North America was able to redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 109% of the aggregate principal amount of those Notes, plus accrued and unpaid interest, using the net proceeds of certain equity offerings.

  •
  From and after February 1, 2004, Willis North America may redeem the Notes, in whole or in part, at a redemption price equal to 104.5% of the aggregate principal amount of the Notes being redeemed in 2004, which percentage declines by 1.5% per annum over the next years to 100% in 2007, plus accrued and unpaid interest.

        During 2001, Willis North America bought back and cancelled Notes totaling $111 million. The difference between the market price paid and the book value was not material.

        If Willis North America becomes subject to a change of control, holders of its Notes will have the right to require the Company to purchase all of their Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase. In addition, under specified circumstances, Willis North America will be required to offer to purchase the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase, with the excess proceeds of certain asset sales.

        The indenture for the Notes contains covenants that, among other things, limit the ability of Willis North America, Willis Group Limited, Willis Partners and some of their subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or make other distributions; repurchase capital stock or subordinated indebtedness; create liens; enter into some transactions with associates; sell assets and assets of subsidiaries; issue or sell capital stock of some subsidiaries; and enter into some mergers and acquisitions. At December 31, 2001, the Company was in compliance with all covenants.

        Two of Willis Group Holdings' wholly owned subsidiaries, Willis Group Limited and Willis Partners, have jointly and severally and fully and unconditionally guaranteed the prompt and complete performance of Willis North America in respect of the Notes.

        Scheduled Debt Repayments—Aggregate maturities of long-term debt for the five years subsequent to December 31, 2001 are as follows:

(million)
2005	$83
2006	118
Thereafter	586

$787

        Lines of Credit—The Company also has available $2 million in lines of credit, of which $nil was drawn as of December 31, 2001 (excluding the $150 million revolving credit facility).

12. PENSION PLANS

        Willis North America has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. The plan allows participants to make pre-tax contributions and the Company provides a matching contribution of 3% of employees' annual eligible compensation. All investment assets of the plan are held in a trust account administered by independent trustees. The Company's 401(k) mandatory matching contributions for 2001, 2000 and 1999 were approximately $5 million, $6 million and $5 million, respectively.

        The Company has two principal defined benefit pension plans funded externally which cover all eligible employees. One plan exists in the UK and the other in the US. It is the Company's policy to fund pension costs as required by applicable laws and regulations.

        The following schedules provide information concerning the Company's UK and US defined benefit pension plans as of and for the years ended December 31:

	UK Pension Benefits		US Pension Benefits
	2001	2000	2001	2000
	(million)
Change in benefit obligation:
Benefit obligation, beginning of year	$946	$997	$337	$314
Service cost	24	27	13	13
Interest cost	54	56	24	22
Employee contribution	2	2	—	—
Actuarial loss (gain)	16	(17)	12	2
Benefits paid	(38)	(44)	(15)	(14)
Foreign currency changes	(31)	(75)	—	—

Benefit obligations, end of year	973	946	371	337

Change in plan assets:
Fair value of plan assets, beginning of year	1,246	1,363	358	366
Actual return on plan assets	(80)	12	(8)	5
Employee contributions	2	2	—	—
Employer contributions	15	14	5	1
Benefits paid	(38)	(44)	(15)	(14)
Foreign currency changes	(43)	(101)	—	—

Fair value of plan assets, end of year	1,102	1,246	340	358

Reconciliation of funded status:
Funded status	129	300	(31)	21
Unrecognized net actuarial gain	(84)	(277)	(20)	(75)

Net asset (liability) recognized	45	23	(51)	(54)

Amounts recognized in balance sheet consist of:
Prepaid benefit cost	45	23	—	—
Accrued benefit liability	—	—	(51)	(54)

Net asset (liability) recognized	$45	$23	$(51)	$(54)

The weighted-average actuarial assumptions utilized in determining the above amounts for the UK and US defined benefit plans for the years ended December 31, were as follows:

	UK Pension Benefits		US Pension Benefits
	2001	2000	2001	2000
Weighted-average assumptions:
Discount rate	5.8%	6.0%	7.0%	7.3%
Expected return on plan assets	7.3%	7.3%	8.5%	8.5%
Rate of compensation increase	3.5%	3.8%	5.0%	5.0%

        The components of the net periodic benefit cost (income) of the UK and US defined benefit plans for the years ended December 31, are as follows:

	UK Pension Benefits			US Pension Benefits
	2001	2000	1999	2001	2000	1999
	(million)
Components of net periodic benefit cost (income):
Service cost	$24	$27	$34	$13	$13	$16
Interest cost	54	56	58	24	22	21
Expected return on plan assets	(80)	(80)	(77)	(30)	(30)	(28)
Termination benefits	—	—	—	—	—	22
Recognized actuarial gain	(6)	(2)	—	(5)	(9)	(2)

Net periodic benefit cost (income)	$(8)	$1	$15	$2	$(4)	$29

13. STOCK BENEFIT PLANS

        Willis Group Holdings has adopted the plans described below providing for the grant of time-based options and performance-based options and various other share-based grants to employees. The objectives of these plans include attracting and retaining the best personnel, motivating management personnel by means of growth-related incentives to achieve long-range goals and providing employees with the opportunity to increase their share ownership in Willis Group Holdings.

        Amended and Restated 1998 Share Purchase and Option Plan—This plan, which was established on December 18, 1998, provides for the granting of time-based and performance-based options to employees of the Company. There are 30,000,000 common shares available for grant under this plan provided, however, that in no event the total number of common shares subject to options and other equity for current and future participants exceed 25% of the equity of Willis Group Holdings on a fully diluted basis. All options granted under this plan are exercisable at £2 per share ($2.90 using the year-end exchange rate of £1 = $1.45) except for 111,111 time-based options which are exercisable at $13.50. No further grants are to be made under this plan.

        Time-based options are earned upon the fulfilment of vesting requirements. Options are generally exercisable in equal instalments of 20% per year over a five-year period commencing on or after December 18, 2000.

        Performance-based options will generally become exercisable in the event and to the extent that certain performance targets are met, which targets are based on the achievement of cash flow targets and EBITDA targets of Willis Group Limited, as defined in the plan agreements. The number of common shares subject to performance options which will become exercisable will be zero if threshold performance targets are not met and will thereafter be dependent upon the extent to which such minimum threshold levels are exceeded, up to specified maximum performance targets. If the performance conditions are met, the options will generally become exercisable in equal instalments of 25% per year over a four-year period commencing on or after December 18, 2001.

        Willis Award Plan—This plan, which was established on July 13, 2000, provides for the granting of time-based options to selected employees who have been identified as superior performers. There are 5,000,000 common shares available for grant under this plan provided, however, that in no event the total number of common shares subject to options and other equity for current and future participants exceed 25% of the equity of Willis Group Holdings on a fully diluted basis. All options granted under this plan are exercisable at £2 per share ($2.90 using the year-end exchange rate of £1 = $1.45). The options vest immediately on the grant date and are exercisable any time up to July 13, 2010.

        2001 Share Purchase and Option Plan—This plan, which was established on May 3, 2001, provides for the granting of time-based options and various other share-based grants at fair market value to employees of the Company. There are 10,000,000 common shares available for grant under this plan. Options are exercisable from the third, sixth or eighth anniversary of grant, although for certain options the exercisable date may accelerate depending on the achievement of certain performance goals. Unless terminated sooner by the board of directors, the 2001 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding at that date.

        Compensation Expense—Willis Group Holdings applies the intrinsic value method allowed by APB 25 in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans (time-based options, options granted pursuant to the Willis Award Plan and various other share-based grants to employees) are measured as the difference between the quoted (or best estimate of) market price at the first date on which both the number of shares that an individual is entitled to receive and the exercise price, if any, are known. Compensation expense resulting from awards under variable plans (performance-based options), however, is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation expense is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained. All fixed plan options were granted at an exercise price equal to management's best estimate of market price at the measurement date prior to Willis Group Holdings' initial public offering and equal to quoted market price subsequent to the offering. Accordingly, no compensation expense has been recognized for the fixed option plans in the consolidated statements of operations pursuant to APB 25. In respect of the performance-based options, management determined in the third quarter of 2001 that it was probable that the maximum performance condition would be attained. Accordingly, compensation expense of $158 million ($132 million, net of tax) has been recognized in the year ended December 31, 2001 based on the 11.3 million unforfeited performance options outstanding at that date, a quoted market price of $23.55 and an average elapsed performance period of 68%. Had compensation expense for such plans been determined consistent with the fair value method prescribed by SFAS 123, the Company's pro forma net income (loss) and net income (loss) per share for 2001, 2000 and 1999 would have been as indicated in the table below.

	2001	2000	1999
	(million, except per share data)
Net income (loss):
As reported	$2	$9	$(132)
Pro forma	127	4	(136)
Net income (loss) per share:
Basic:
As reported	$0.01	$0.07	$(1.11)
Pro forma	0.93	0.03	(1.14)
Diluted:
As reported	$0.01	$0.07	$(1.11)
Pro forma	0.86	0.03	(1.14)

        The fair value of each option grant included in pro forma net income (loss) presented above is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield 0% and expected volatility of 30% in all years, risk-free interest rate of 4.15% in 2001, 5.26% in 2000 and 6.42% in 1999, and a weighted-average expected life of three years in all years. The compensation expense as generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder. The weighted-average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $4.04, $0.82 and $0.95 per share, respectively.

        The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Willis Group Holdings employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        Time-based stock option transactions under the plans are as follows:

	2001		2000		1999
	Shares	Weighted average exercise price(1)	Shares	Weighted average exercise price(1)	Shares	Weighted average exercise price(1)
Balance, beginning of year	17,323,456	$2.90	11,004,108	$3.00	10,988,483	$3.24
Granted	1,962,640	$16.93	7,155,472	$3.00	398,125	$3.24
Exercised	(238,570)	$3.31	(61,375)	$3.00	—	—
Forfeited	(323,635)	$3.07	(774,749)	$3.00	(382,500)	$3.24

Balance, end of year	18,723,891	$4.37	17,323,456	$3.00	11,004,108	$3.24

Options exercisable at year-end	5,385,939	$2.90	2,438,622	$3.00	—	—

(1)
Certain options are exercisable at £2 per share. Year-end exchange rates of £1 = $1.45, £1 = $1.50 and £1 = $1.62 have been used as of December 31, 2001, 2000 and 1999, respectively.

        A summary of time-based options outstanding and exercisable at December 31, 2001 is as follows:

	Options outstanding
		Weighted average remaining contractual life (years)		Options exercisable
Range of exercise prices	Shares outstanding		Weighted average exercise price	Shares exercisable	Weighted average exercise price
$2.90	16,791,619	7	$2.90	5,385,939	$2.90
$13.50	1,082,602	10	$13.50	—	—
$18.23–$23.32	849,670	10	$21.74	—	—

$2.90–$23.32	18,723,891	7	$4.37	5,385,939	$2.90

        Performance-based stock option transactions under the plans are as follows:

	2001		2000		1999
	Shares	Weighted average exercise price(1)	Shares	Weighted average exercise price(1)	Shares	Weighted average exercise price(1)
Balance, beginning of year	11,608,109	$2.90	11,004,108	$3.00	10,988,483	$3.24
Granted	25,000	$2.90	1,378,750	$3.00	398,125	$3.24
Forfeited	(358,437)	$2.90	(774,749)	$3.00	(382,500)	$3.24

Balance, end of year	11,274,672	$2.90	11,608,109	$3.00	11,004,108	$3.24

Options exercisable at year-end	—	—	—	—	—	—

(1)
Certain options are exercisable at £2 per share. Year-end exchange rates of £1 = $1.45, £1 = $1.50 and £1 = $1.62 have been used as of December 31, 2001, 2000 and 1999, respectively.

        The weighted-average remaining contractual life of performance-based options outstanding at December 31, 2001, was 7 years.

14. FINANCIAL INSTRUMENTS

        The Company's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, the Senior Credit Facility and the Notes, cash deposits and short-term investments. The Company also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts) in order to manage interest rate and currency risks arising from the Company's operations and its sources of finance. The Company does not hold financial instruments for trading purposes.

        The main risks arising from the Company's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Company's board of directors reviews and agrees policies for managing each of these risks as summarized below.

        Interest Rate Risk—The Company's operations are financed principally through the Senior Credit Facility, which has a variable interest rate and the Notes, which have a 9% fixed interest rate. Interest rate swaps are used to generate the desired interest rate profile and to manage the Company's exposure to interest rate fluctuations.

        Willis North America has entered into an interest rate swap agreement under which its LIBOR-based variable rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis, and to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess.

        The Company has designated the interest rate swap agreement as a cash flow hedge as defined by SFAS 133 with the fair value recorded in other noncurrent liabilities on the balance sheet. Changes in fair value are recorded as a component of other comprehensive income. Losses of $9 million were recorded for the year ended December 31, 2001. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

        The differential to be paid or received is recognized as an adjustment to interest expense as incurred. The swap agreement matures on or before the Senior Credit Facility to which it is matched.

        As a result of the Company's operating activities, the Company receives cash for premiums and claims which it deposits in short-term investments denominated in US dollars and other foreign currencies. The Company earns interest on these funds, which is included in the Company's financial statements as interest income. These funds are regulated in terms of access and the instruments in which they may be invested, most of which are short-term in maturity. In order to manage interest rate risk arising from these financial assets, the Company enters into interest rate swaps to receive a fixed rate of interest and pay a variable rate of interest fixed in the various currencies related to the short-term investments. The use of interest rate contracts essentially converts groups of short-term investments to fixed rates.

        The fair value of these contracts is recorded in other current and noncurrent assets and liabilities, with changes in fair value of effective cashflow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings. For the year ended December 31, 2001, the Company has recorded gains of $8 million in other comprehensive income relating to changes in fair value on contracts which are effective cashflow hedges as defined in SFAS 133. For contracts which were not designed for hedge accounting as defined in SFAS 133, the Company has recorded gains of $8 million in general and administrative expenses representing the change in fair value for the year ended December 31, 2001.

A summary of the Company's interest rate swaps by major currency as of December 31, is as follows:

				Weighted Average Interest Rates
		Notional Amount(1)	Termination Dates
				Receive	Pay
		(million)		%	%
2001
US dollar	Receive fixed — pay variable	$1,044	2002–2006	5.91	4.15
	Receive variable — pay fixed	328	2006	4.10	5.10
Pounds sterling	Receive fixed — pay variable	299	2002–2005	6.19	5.20
Euro	Receive fixed — pay variable	89	2002–2006	4.71	4.27
2000
US dollar	Receive fixed — pay variable	$816	2001–2004	6.26	5.82
	Receive variable — pay fixed	385	2006	6.22	5.10
Pounds sterling	Receive fixed — pay variable	298	2001–2004	6.55	5.79
Euro	Receive fixed — pay variable	60	2001–2004	4.52	4.82
Japanese yen	Receive fixed — pay variable	7	2001	1.70	0.47

(1)
Notional amounts represent US dollar equivalents translated at the spot rate as of December 31.

        Liquidity Risk—The Company's objective is to ensure that it has the ability to generate sufficient cash either from internal or external sources, in a timely and cost-effective manner, to meet its commitments as they fall due. The Company's management of liquidity risk is embedded within its overall risk management framework. Scenario analysis is continually undertaken to ensure that its resources can meet liquidity requirements. These resources are supplemented by a $150 million revolving credit facility which expires on November 19, 2005, of which no amount is currently drawn.

        Foreign Currency Risk—The Company's objective is to maximize its cash flow in US dollars. In all locations with the exception of the UK, the Company predominantly generates revenues and expenses in the local currency. In the UK, however, the Company earns revenues in a number of different currencies but expenses are almost entirely in pounds sterling. This mismatch creates a currency exposure.

        The Company's policy within the UK is to convert into sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining sterling expenses. Outside the UK, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the UK are generally converted into sterling. These transactional currency exposures are principally managed by entering into forward foreign exchange contracts.

        The fair value of these contracts is recorded in other current and noncurrent assets and liabilities, with changes in the fair value of effective cashflow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings. For the year ended December 31, 2001, the Company has recorded a gain of $6 million in other comprehensive income relating to changes in the fair value on contracts which are effective cashflow hedges as defined in SFAS 133. For contracts which were not designated for hedge accounting as defined in SFAS 133, the Company has recorded a loss of $6 million in general and administrative expenses representing the change in the fair value for the year ended December 31, 2001.

        The table below summarizes by major currency the contractual amounts of the Company's forward contracts to exchange foreign currencies for pounds sterling. Foreign currency notional amounts are reported in US dollars translated at spot rates at December 31.

	Sell 2001(1)	Sell 2000
	(million)
US dollar	$128	$143
Euro	25	30
Japanese yen	20	15

(1)
Forward exchange contracts range in maturity from 2002 to 2004.

        Credit Risk and Concentrations of Credit Risk—Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate non-performance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk; however, it is the Company's policy to enter into master netting arrangements with counterparties as practical.

        Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, and derivatives which are recorded at fair value. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places such investments in an extensive number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which the Company does business, as well as the dispersion across many geographic areas. Management does not believe significant risk exists in connection with the Company's concentrations of credit as of December 31, 2001.

        Fair Value—The estimated fair value of the Company's financial instruments at December 31 is summarized below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition nor do they indicate the Company's intent or ability to dispose of the financial instrument.

	2001		2000
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
	(million)
Primary financial instruments held or issued to finance the Company's operations:
Cash and cash equivalents	$128	$128	$88	$88
Fiduciary funds — restricted	1,282	1,282	978	978
Short-term investments	42	42	41	41
Long-term debt	787	805	958	900
Company-obligated mandatorily redeemable preferred capital securities of subsidiary	—	—	272	260
Derivative financial instruments held to manage interest rate and currency exposures:
Interest rate swaps — assets	28	28	—	16
— liabilities	10	10	—	2
Forward foreign exchange contracts — assets	5	5	3	3
— liabilities	3	3	4	4

        The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

        Cash and Cash Equivalents—The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

        Fiduciary Funds—Restricted and Short-Term Investments—Fair values are based on quoted market values.

        Long-Term Debt—The estimated fair values of the Company's long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

        Company-Obligated Mandatorily Redeemable Preferred Capital Securities of Subsidiary—The estimated fair values of the company-obligated mandatorily redeemable preferred capital securities of a subsidiary are based on discounted future cash flows using current interest rates available for securities with similar terms and remaining maturities.

        Derivative Financial Instruments—Market values have been used to determine the fair value of interest rate swaps and forward foreign exchange contracts based on estimated amounts the Company would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current foreign currency forward rates.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        The components of other comprehensive income (loss) for the years ended December 31, are as follows:

	2001	2000	1999
	(million)
Net income (loss)	$2	$9	$(132)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(4)	(8)	3
Cumulative effect of accounting change (net of tax of $5, $— and $—)	8	—	—
Unrealized holding gains (losses) (net of tax of $—, $1 and ($1))	1	2	(2)
Net gain on derivative instruments (net of tax of $—, $— and $—)	5	—	—

Other comprehensive income (loss), net of tax	10	(6)	1

Comprehensive income (loss)	$12	$3	$(131)

        The components of accumulated other comprehensive income (loss) as of December 31, are as follows:

	2001	2000	1999
	(million)
Net foreign currency translation adjustment	$(9)	$(5)	$3
Net cumulative effect of accounting change	8	—	—
Net unrealized holding gains	1	—	(2)
Net gain on derivative instruments	5	—	—

	$5	$(5)	$1

16. STOCKHOLDERS' EQUITY

        On June 11, 2001, Willis Group Holdings issued 23,000,000 common shares at $13.50 per share in an initial public offering. The net proceeds amounted to $280 million after deducting underwriting discounts, commissions and other expenses of the offering of $30 million. The net proceeds were used to redeem all the outstanding $273 million preference shares of a subsidiary on June 29, 2001.

        In addition, during 2001 the Company issued 698,061 common shares for total consideration of $13 million and a further 238,570 common shares as a result of the exercise of stock options for a consideration of $3 million.

17. COMMITMENTS AND CONTINGENCIES

        Operating Leases—The Company leases certain land, buildings and equipment under various operating lease arrangements. Original non-cancellable lease terms typically are between 10 and 20 years and may contain escalation clauses, along with options that permit early withdrawal. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease.

        As of December 31, 2001, the aggregate future minimum rental commitments under all non-cancellable operating lease agreements are as follows:

	Gross Rental Commitments	Rentals from Subleases	Net Rental Commitments
	(million)
2002	$52	$8	$44
2003	44	8	36
2004	39	7	32
2005	32	6	26
2006	28	6	22
Thereafter	96	25	71

Total	$291	$60	$231

        Rent expense amounted to $63 million, $66 million and $64 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's rental income from subleases was $6 million, $4 million and $3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        Guarantees—Guarantees issued by certain of Willis Group Holdings' subsidiaries with respect to the Senior Credit Facility and the Notes are discussed elsewhere in these consolidated financial statements.

        Certain of Willis Group Holdings' subsidiaries have given the landlords of some leasehold properties occupied by the Company in the UK and the US guarantees in respect of the performance of the lease obligations of the subsidiary holding the lease. The operating lease obligations subject to such guarantees amounted to $120 million and $157 million at December 31, 2001 and 2000, respectively.

        In addition, the Company has given guarantees to bankers and other third parties relating principally to letters of credit amounting to $7 million and $8 million at December 31, 2001 and 2000, respectively.

        Put and Call Options Relating to Subsidiaries and Associates—For certain subsidiaries and associates, the Company has the right to purchase shares (a call option) from co-shareholders at various dates in the future. In addition, the co-shareholders of certain subsidiaries and associates have the right to sell (a put option) their shares to the Company at various dates in the future. Generally, the exercise price of such puts and calls is formula-based (using revenues and earnings) and is designed to reflect fair value. Based on current projections of profitability and exchange rates, the potential amount payable in 2002 from these options is not expected to exceed $147 million. Of this balance, $135 million relates to Gras Savoye, as disclosed in Note 6.

        Claims, Lawsuits and proceedings—The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

        The Company acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

        The Company maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Company has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Company is subject, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

18. SEGMENT INFORMATION

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") establishes standards for reporting information about operating segments and related disclosures, products and services, geographic areas and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

        The Company conducts its worldwide insurance brokerage activities through three operating segments: Global, North America and International. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Company has aggregated these three operating segments into one reportable segment.

        None of the Company's customers represented more than 10% of the Company's consolidated commissions and fees for the years ended December 31, 2001, 2000 and 1999.

        Information regarding the Company's geographic locations for the years ended December 31, is as follows:

	UK	US	Other(3)	Total
	(million)
2001
Commissions and fees(1)	$516	$669	$172	$1,357
Long-lived assets(2)	120	53	12	185
2000
Commissions and fees(1)	$479	$616	$142	$1,237
Long-lived assets(2)	135	42	15	192
1999
Commissions and fees(1)	$454	$585	$141	$1,180
Long-lived assets(2)	155	50	15	220

(1)
Commissions and fees are attributed to countries based upon the location of the subsidiary generating the revenue.

(2)
Long-lived assets include identifiable fixed assets.

(3)
Other than in the UK and the US, the Company does not conduct business in any country in which its commissions and fees and/or long-lived assets exceed 10% of consolidated commissions and fees and/or long-lived assets, respectively.

        The Company has not reported revenues from external customers for each product and service or each group of similar products and services as the Company's internal systems do not allow for the generation of such information.

19. RELATED PARTY TRANSACTIONS

        The Company has an Employee Stock Ownership Plan (the "ESOP") which invests in Willis Group Holding's common shares. The trustee of the ESOP transferred 424,724 and 527,495 common shares during the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the ESOP shares outstanding were 828,687 and 1,253,411, respectively. No dividends have been distributed on the common shares held by the ESOP.

        KKR 1996 Fund (Overseas), Limited Partnership beneficially owns approximately 53% of Willis Group Holdings share capital. The general partner of KKR 1996 Fund (Overseas), Limited Partnership is KKR Associates II (1996), Limited Partnership, a limited partnership of which the general partner is KKR 1996 Overseas, Limited, a company owned by Messrs. Kravis, Roberts, Golkin and T.A. Fisher and other members of the limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. KKR 1996 Overseas has sole voting and investment power with respect to the share capital owned by KKR 1996 Fund (Overseas).

        Kohlberg Kravis Roberts & Co. L.P. and Fisher Capital Corp. LLC, a company for which Mr. J.R. Fisher, a director of Willis Group Holdings, is the managing member and majority owner,

render management, consulting and certain other services to the Company for annual fees payable quarterly in arrears. In 2001 and 2000, the Company paid amounts of $1,000,000, in the case of Kohlberg Kravis Roberts & Co. L.P. and $350,000, in the case of Fisher Capital Corp. LLC for those services. Included in accrued expenses is $0 and $249,970 payable to Kohlberg Kravis Roberts & Co. L.P. and $70,827 and $87,520 payable to Fisher Capital Corp. LLC as of December 31, 2001 and 2000, respectively.

        In addition, the Company and Fisher Capital Corp. LLC entered into a share option agreement dated January 27, 1999, whereby the Company granted to Fisher Capital Corp. LLC 422,501 options to purchase an equivalent number of common shares. The options vest upon grant date and are exercisable any time up to January 27, 2014. The fair value of the options, computed on grant date using the Black-Scholes option-pricing model and assuming a dividend yield of 0%, expected volatility of 30%, a risk-free interest rate of 6.42% and a weighted-average expected life of three years, amounts to $334,905. This cost may not be indicative of the future benefit to be received by Fisher Capital Corp. LLC. Mr. J.R. Fisher, as the managing member and majority owner of Fisher Capital Corp. LLC may be deemed to share beneficial ownership of any options owned by Fisher Capital Corp., LLC but disclaims such beneficial ownership.

        During 2000, Willis North America acquired from Mr. J.J. Plumeri, the Chairman of Willis Group Holdings, a 12 1/2% undivided interest in a Citation V Ultra Aircraft for $693,719; as of December 31, 2000, this balance was recorded as a payable. This transaction was consummated on terms equivalent to those that prevail in arm's-length transactions.

20. SUBSEQUENT EVENTS

        On January 1, 2002, the Company acquired a further 22%, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker, to improve the Company's market position and broaden its global offering and capabilities on behalf of its clients. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) will be accounted for as a subsidiary from the date of acquisition. The aggregate cash purchase price was $14 million, of which $5 million was deferred to 2003.

        The following table summarizes the estimated fair value of the assets and liabilities acquired on a 100% basis as they will be consolidated from January 1, 2002:

(million)
Current assets	$73
Fixed assets	12
Goodwill	48
Current liabilities	(78)
Minority interest	(2)

53
Less: Equity investment at December 31, 2001	39

Net assets acquired	$14

        The purchase price allocation has yet to be finalized. None of the goodwill will be deductible for tax purposes.

Schedule II

WILLIS GROUP HOLDINGS LIMITED

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of period	Additions charged to costs and expenses	Deductions		Foreign exchange differences	Balance at end of period
	(million)
Year ended December 31, 2001
Provision for bad and doubtful debts	$24	$10	$(8	)(1)	$(1)	$25
Deferred tax valuation allowance	101	—	(6)		(3)	92

Year ended December 31, 2000
Provision for bad and doubtful debts	$25	$8	$(7)		$(2)	$24
Deferred tax valuation allowance	125	8	(22)		(10)	101

Year ended December 31, 1999
Provision for bad and doubtful debts	$20	$10	$(5)		$—	$25
Deferred tax valuation allowance	100	34	(8)		(1)	125

(1)
Includes $6 million relating to dispositions.

S-1